U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10-SB

AMENDMENT NO. 2 TO GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL
BUSINESS
ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934

AMERISTAR NETWORK, INC.
(Name of Small Business Issuer in its charter)

Delaware                                       84-1370942
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-
(State or other jurisdiction of        I.R.S. Employer
incorporation or organization)         Identification No.)

321 North Mall Dr.
St. George, UT 84790
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(Address of principal executive offices)       (Zip Code)

Issuer's telephone number, including area code 530-677-3233
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Securities to be registered under Section 12(g) of the Act:

Title of each class        Name of each exchange on which
to be so registered        each such class is to be registered

None                                           N/A
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Securities to be registered pursuant to Section 12(g) of the
Act:

Common Stock, $.001 par value
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-

			(Title of class)




KENNETH G. EADE
Attorney at Law
143 South B Street
Oxnard, CA 93030
805-487-0403

July 29, 1999

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Jonathan Ingram

Re: Ameristar Network, Inc.
      Registration Statement on Form 10-SB
      File No. 0-26157
      Filed May 21, 1999

Dear Mr.Ingram:

Enclosed herewith is the registrant's amendment number 2 to its Form 10SB, which it filed on May 21, 1999. The following are responsive to your comments of July 20, 1999, according to each numbered comment:

1. A) On June 4, 1999, Scott Stratton, Leslie Avery, David Tew, Charles Marsh III and James Herbert were appointed as directors of AmeriStar Network, Inc. Their names and resumes have been added to Items 4 and 5 of the amendment.
	B) As we discussed on the telephone, the Company is negotiating with a North American telecommunications company to provide the Company with $46.3 million in acquisition capital. There has been no agreement or letter of intent signed, and the identity of the communications company and the program is subject to a non disclosure agreement. See the appropriate disclosure in the amendment to Item 2 Plan of Operations.
	C) On May 25, 1999, the Company completed its acquisition of 100% pf the issued and outstanding stock of Ameristar Mortgage, Inc., which operated under the former name of Access Business Capital. Ameristar Mortgage, Inc. was incorporated in Delaware on March 31, 1999. See the amendment to Item 1 Description of Business (Commercial Lending).
	D) The Company has publicly announced that its business strategy is to spin off certain acquired entities, but this strategy is subject to the successful completion of negotiations to acquire the acquisition capital, and there can be no assurance that said negotiations will ever be completed. The Company has only discussed the possiblity of a spin off with Ameristar Mortgage, Inc., and there can be no assurance that such a spin off will ever be completed without the additional influx of capital. See the amendment to Item 2 Plan of Operations.

The beneficial ownership table has been updated to reflect the
5.5 million shares issued to the principals of CVS Technologies, Inc. as well as the 250,000 shares issued to David Tew as a result of the acquisition of AmeriStar Mortgage, Inc., and the table has been updated as of the date of this disclosure, as you have indicated. Also see the amendment to Item 7 Certain Relationships and Related Transactions. The appropriate exemptions from registration have been cited in connection with the issuance of Company stock in the acquisitions.

	2. All letters of intent entered into with the acquisition targets have been set forth in Exhibit 10 to the registration statement. In addition, the articles of incorporation and by laws of both acquired subsidiaries; CVS Technologies, Inc. and Ameristar Mortgage, Inc. have also been included as exhibits, as well as the acquisition agreements on both entities.

	3. The acquisition of CVS Technologies, Inc., was not a reverse acquisition for accounting purposes, but was a purchase of all of the outstanding stock of CVS Technologies, Inc. CVS is a recently incorporated entity with no recorded assets and liabilities that will significantly change the Company's financial statements. See Note 12-Subsequent Events to the June 18, 1999 report as revised.

	4. Negotiations of the Company with Mortgage Internet Technologies, Inc. (MIT) and Government Micro Resources (GMR) were cancelled by the MIT and GMR due to the Company's inability to consummate the acquisitions. These disclosures have been set forth in Item 1 Business (Description of Technology and The Virtual Lender) and Item 2 Plan of Operations. The financial statements of Ameristar Mortgage, Inc. and CVS Technologies, the two acquired Company subsidiaries, have been consolidated with those of the company. See the amendment to the financial statements and auditor's report.

	5. Discussion has been added on the Company's internal and external sources of liquidity and on any material commitments for capital expenditures and the expected sources of funds for such expenditures.

	6. The disclosures required by Item 304 of the Regulation S-B with regard to the change in auditors has been added, and a letter from the former auditor has been filed as Exhibit 16 to the registration statement.

	7. The name of the auditor has been included on the report dated April 28, 1999, and both reports, as well as the latest amendment, have been manually signed by the auditor.

	8. The Company's auditor holds a valid current license with the California State Board of Accountancy. With the original of this letter, I am enclosing a copy of the license. The problem is that his certificate is issued under the name he does business in; Roger G. Castro, and his license is listed under his legal name, Rogelio G. Castro.
	9. The predecessor auditor's report has been included in the amendment.

	10.  The financial statements have been realigned.

	11. The amounts for the prior comparative interim period have been included in the statements of operations and cash flows.

	I have enclosed three copies of a marked, typeset version of the enclosed amendment. I would also like to remind you that the Commission, through Ms. Walker, has given assurance that the staff will give priority to this review, so that comments can be resolved to resolve the Company's being delisted by the NASD Bulletin Board. The Company has been placed on the OTC Bulletin Board's eligibility list for August 2, 1999. You have indicated that the amendment will be given priority in review, so, if any comments are made, they may be acted upon before July 30, 1999. Thank you for your cooperation in this matter.

Very truly yours,

/S/ Kenneth G. Eade
KENNETH G. EADE
cc: O. Russell Crandall

Item 1.         Description of Business

Business Development

Ameristar Network, Inc. (the "Company"), a Delaware Corporation, was incorporated on September 23, 1996. The Company is engaged in the business of developing its proprietary Internet system, AmeriTrac, for loan processing, loan approval, and loan delivery of mortgage loans. The Company has two recently acquired subsidiaries; AmeriStar Mortgage, Inc. is a Delaware corporation, engaged in the business of origination of non-bank mortgage loans, principally in the commercial arena, including SBA guaranteed loans, and CVS Technologies, Inc., is engaged in the business of development of a Server 98 compliant 4 digit real time clock, designed exclusively for servers. Compaq, Dell, IBM and all clone AT servers currently use non-Y2K compliant 2 digit RTC clocks. Company customers will be able to download the CVS "Real Time Clock Fix for Servers," from the Company web site or E-mail, which will enable the customer to solve potential Year 2000 issues. The Company's mailing address is 321 North Mall Drive, suite O-102, St. George, Utah 84790, and the telephone number of its principal executive office is
(435) 656-3677 and (800) 810-7687.

In General

The Company will equip mortgage brokers with a encrypted password protected Internet site which will feature underwriters and lenders, and an Internet site for pre-qualifying potential home buyers, and the "point of sale" origination of mortgage loans. The Internet system will provide mortgage loan professionals and the real estate sales associate with the tools and training necessary to start the loan application using the propriety Internet system. The Company has recently signed a Software Licensing Purchase Agreement with Mortgage Internet technologies which will provide the AmeriTrac System with the necessary technologies. (See Description of Technology).

This System will enable mortgage brokers and real estate sales associates to prepare and submit loan applications for clients. The concept of "point of sale" loan origination has been promoted and supported by the National Association of Realtors for several years. The management of the Company believes that real estate sales associates continue to play a critical role in helping their clients obtain a home loan. New amendments to Regulation X, implementing the Real Estate Settlement Procedures Act of 1974 ("RESPA"), by the Department of Housing and Urban Development became effective in recent years. These new regulations allow for the payment for services rendered in the origination of a federally regulated mortgage loan.

The Services

In General

The residential mortgage industry accounts for annual transactions of approximately one trillion dollars in the United States. The National Association of Realtors reports that membership in the residential mortgage industry is approximately
one million.   The mortgage lending industry is extremely
competitive with a significant portion of the market share being controlled by relatively few participants. This dominance of large national mortgage companies is the reason that there is a need for smaller mortgage brokers to participate in the real estate transaction at the time of the actual sale. This is referred to as the "point of sale" real estate transaction. The technology allows the real estate sales associate to participate in the process without extensive mortgage training or experience.
The AmeriTrac process enables the real estate sales associate to participate in the point of sale application process and be compensated for it. This is accomplished by utilization of the Company's proprietary loan origination Internet system, mortgage loan sourcing, advertising, support services, and the nationwide network of mortgage brokers which the Company is developing. As a result, AmeriStar Mortgage Brokers will capture a growing share of the mortgage loan origination market.

The Company markets its proprietary Internet and Internet software technologies to the mortgage broker and real estate industries. To accomplish these goals, the Company intends further develop and implement this system that allows real estate professionals and others to electronically evaluate buyer data, to pre-qualify buyers for a mortgage loan, to input and compile a loan application and information packet and transmit that application to a mortgage broker for processing, and then to one of several AmeriStar approved lenders on the Internet system for approval; and to monitor the progress of the loan.

The Company solicits mortgage brokers and loan officers who are equipped with the necessary electronic tools, computers, fax machines, modems, telephone systems, copiers, printers, software processing programs, and qualified loan specialists, processors and other staff management to meet the demand of the marketplace. The Company uses the Internet, it's Proprietary Internet system, E-Mail, and modem transmission to enable the transfer of information from one system to another. This enables the transmission of loan applications, credit reports, appraisals, mortgage insurance, title insurance, housing insurance, and all other real estate documentation.

Description of Technology

The AmeriTrac Wholesale Lender System

An intricate and very necessary part of the process of mortgage loan delivery is the lender interaction with the investor, known within the mortgage lending industry as the "wholesaler." Each day the wholesaler will fax rate sheets to the mortgage broker, which rate sheets are used to price loan products. The wholesaler competes with other wholesalers for the business of the broker. The broker commits to a loan product and rate by "locking" their customer with a specific wholesaler. This process will be done online within the Wholesale Lender Center
(WLC) by the AmeriTrac system, which will save the wholesaler time and money. The WLC is an area that is built into the Business Development Center (BDC). By entering the BDC, the loan originator may choose the "Wholesale Network" button to access a list of participating wholesale lending institutions, their rate sheets, loan programs and lock sheets.

On June 6, 1998, the Company and Mortgage Internet Technologies, Inc.("MIT") entered into a Software License Purchase Agreement, whereby the Company acquired the exclusive license to use MIT's Virtual Lender (tm) software system, which offers to mortgage loan originators referrals of participating wholesale lenders, current loan rates from these lenders, the ability to select a particular loan program offered and the ability to "lock in" a current interest rate offered in a particular loan program. Pursuant to this license agreement, customers accessing the Wholesale Network within MIT's Virtual Lender System are customers of the Company. MIT provides full access to the Virtual Lender Wholesale Network Center, training of AmeriStar personnel, and all software and supporting materials. The license grants the Company perpetual use of the system in the United States, Mexico and Canada.

The Virtual Lender (tm)

To the mortgage professional, the Internet requires a certain level of commitment to Online technology, including site construction, education, administrative, process and a basic understanding of how they will need to react to business procured by the Internet. The Virtual Lender (tm), developed by Mortgage Internet Technologies, Inc., and exclusively licensed to the Company for wholesale mortgage lending within the territory of the United States, Mexico and Canada, was designed to answer these concerns and has proven to be a widely accepted tool for the mortgage professional. The Virtual Lender (tm) will take the mortgage professional from no involvement in the Internet to being completely capable of online loan origination in less than 20 minutes, process that usually takes 30-60 days, and costs thousands of dollars.

Wholesale customers of the Company may access the wholesale network center" in the business development center of Mortgage Internet Technologies, Inc.'s Internet Web Site at www.vlender.com. AmeriStar Network Inc. has fully paid for and owns the technology and rights to the Wholesale Lender Center located within the Virtual Lender (MIT's proprietary product) and is proceeding to finish its deployment. MIT has over 250 mortgage subscriber brokers on their system all of which will have access to the Wholesale Lender System.

On April 14, 1998, the Company and Mortgage Internet Technologies, Inc. entered into a non-exclusive letter of intent, whereby the Company intended to acquire 100% of the issued and outstanding shares of Mortgage Internet Technologies, Inc., MIT) in exchange for $460,000 in cash and 600,000 shares of company common stock. The completion of the transaction was announced in May, 1999 by the Board of Directors of both corporations, but was subject to the company completing the cash delivery requirements of the agreement and approval by Mortgage Internet Technologies' shareholders, due to the failure of the Company to complete its cash payment requirements. As a result, the agreement has been cancelled in its entirety by MIT.

Commercial Lending

On May 25, 1999, the Company completed its acquisition of 100% of the issued and outstanding stock of AmeriStar Mortgage, Inc., a Delaware Corporation, with whom it signed a letter of intent on March 17, 1999, in and an acquisition agreement on April 25, 1999, in exchange for 250,000 shares of company common stock. AmeriStar Mortgage, Inc. is a nonbank mortgage loan originator with emphasis in the commercial financing area, both SBA guaranteed and conventional. It has closed two commercial loans this year, representing approximately $2.4 million in loaned funds, and currently has 11 loans in review, which represent approximately $25 million in loaned funds. AmeriStar Mortgage, Inc. will operate as a wholly owned subsidiary, autonomously of the Company.

AmeriStar Mortgage, Inc. was incorporated in March, 1999, under the laws of the state of Delaware, and was capitalized with 1500 shares on March 31, 1999. The exchange of shares was made pursuant to an exemption contained within Section 4(2) of the Securities Act of 1933, as amended.
No underwriter was used in the transaction. The Company has made a commitment AmeriStar Mortgage, Inc.(AMI), that AMI will operate autonomously of the Company and will be spun off some time in the future, subject to the ability of the Company to do so for the mutual benefit of AMI and the Company.

Year 2000 fix for the mortgage industry

The Company, on April 26, 1999, completed its acquisition of 100% of the issued and outstanding shares of CVS Technologies, Inc., for 5,500,000 shares of company common stock. CVS was incorporated in the state of Delaware on March 24, 1999. The exchange of Company stock was effected pursuant to the exemption for registration contained within Section 4(2) of the Securities Act of 1933, as amended. No underwriter was used in the transaction.

This acquisition provides the Company with the rights to CVS's Y2K fix technology, formerly licensed to the Company for use in the mortgage industry for mortgage industry servers. CVS has developed a Server 98 compliant 4 digit real time clock, designed exclusively for servers. Compaq, Dell, IBM and all clone AT servers currently use non-Y2K compliant 2 digit RTC clocks. Company customers will be able to download the CVS "Real Time Clock Fix for Servers," from the Company web site or E-mail, which will enable the customer to solve potential Year 2000 issues. CVS will operate as a company subsidiary, and there are no committments to spin it off at any later date.

Patents

The Company holds no patents for its service-related software.
However, the Company's software is proprietary and is protected by United States Copyright law.

Raw Materials and Principal Suppliers and Vendors

There are no raw materials used in the Company's services, and no vendors of any components are required.

Competition

Today there are several mortgage Internet development sites, but none of the companies offer Online Mortgage Services affordable and realistic to rapidly and efficiently integrate into an existing marketing and business plan, that improves the bottom line. The concept of "point of sale" loan origination has been promoted and supported by the real estate industry for several years. The management of the Company believes that real estate associates continue to play a critical role in helping their clients obtain a home loan. New amendments to Regulation X, implementing the Real Estate Settlement Procedures Act of 1974 ("RESPA"), by the Department of Housing and Urban Development became effective last year. These new regulations allow for the payment for services rendered in the origination of a federally regulated mortgage loan. The real estate sales associate will play critical role on the Virtual LenderTM system. None of the competition integrates all of the services into one package.

There are numerous computer loan origination systems available on the market today. Most of the national franchised real estate operations are considering or have entering into relationships to provide in house lending. Almost all in-house lending operations involve an arrangement between the mortgage broker or mortgage banker and the real estate broker/owner. Real estate sales associates are typically not compensated. Company's concept of including real estate sales associates in the income stream will give the Company an edge on the competition. However, there can be no assurance that other companies with greater financial resources and experience will not identify the same opportunities the Company has decided to concentrate on.

In the area of commercial lending, which is the business of AmeriStar Mortgage, Inc., there are many companies with greater financial resources offering the same services. The Company is relying upon the collective experience of the management of AMI, and the fact that AMI has already written several large commercial loans.

With regard to Y2K Technology, there are several other products offered on the market by companies with greater financial resources than the Company. However, the management of the Company believes that the flexibility of being able to download the technology at a reasonable price will give CVS Technologies, Inc. an edge on the competition. There can be no assurance, however, that the competition will not be able to do the same.

Marketing

AmeriStar will market its AmeriTrac , online mortgage services, loan origination and sourcing system direct to mortgage brokers and to real estate brokers and their sales associates. The Company will also market its services through real estate and mortgage industry trade shows, direct mail, print media advertising, and through the Internet.

The Company officially unveiled the AmeriTrac wholesale lender network to the national lending community at the Net 99 national
Mortgage Conference held in Chicago in June, 1999.

Employees
The Company presently employs one employee, the President and founder of the Company. AmeriStar Mortgage employs one employee, David Tew, the President. CVS Technologies, Inc. has one employee at this time, Mr. Michael Avery.

Item 2.  Management's Discussion and Analysis of Plan of
Operations

Plan of Operations

The Company is engaged in the business of providing an Internet Wholesale Lending Network, offering mortgage lending professionals the capability to originate real estate loans online, as well as to provide a lender directory and consumer resource for online lenders and a national retail loan referral network, which is currently under development. The Company has financed its operations to date through the sale of its securities. See Item 10 - "Recent Sales of Unregistered Securities." The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its stock. Due to the recent drop in market value of the Company's common stock, which the Company attributes to being placed on the NASD's eligibility lease for delisting, there can be no assurance that the Company will be successful in raising the capital it requires unless and until the Company's position with regard to the quotation of its securities has been resolved, and the market price of the Company's stock increases.

The Company's plan of operations over the next 12 months includes the promotion to the wholesale mortgage lender community of its AmeriTrac wholesale lender network. The Company officially unveiled the system to the national lending community at the Net 99 National Mortgage Conference which was held in Chicago in June, 1999.

The Company completed its acquisition of 100% of the issued and outstanding stock of AmeriStar Mortgage, Inc., a Delaware Corporation, with whom it signed a definitive agreement on April 13, 1999, in exchange for 250,000 shares of company common stock. Access Business Capital, as it was formerly known before incorporation in March, 1999, is a nonbank mortgage loan originator with emphasis in the commercial financing area, both SBA guaranteed and conventional. It has closed two commercial loans this year, representing approximately $2.4 million in loaned funds, and currently has 11 loans in review, which represent approximately $25 million in loaned funds. AMI will operate as a wholly owned Company subsidiary.

The Company, on April 26, 1999, completed its acquisition of 100% of the issued and outstanding shares of CVS Technologies, Inc., with whom it signed an agreement on April 12, 1999, for 5,500,000 shares of company common stock. This acquisition provides the Company with the rights to CVS's Y2K fix technology , formerly licensed to the Company for use in the mortgage industry for mortgage industry servers. CVS has developed a Server 98 compliant 4 digit real time clock, designed exclusively for servers. Compaq, Dell, IBM and all clone AT servers currently use non-Y2K compliant 2 digit RTC clocks. Company customers will be able to download the CVS "Real Time Clock Fix for Servers," from the Company web site or E-mail, which will enable the customer to solve potential Year 2000 issues.

On May 13, 1999, the Company announced the completion of its acquisition of 100% of the issued and outstanding shares of Mortgage Internet Technologies, Inc., (MIT) in exchange for $460,000 in cash and 600,000 shares of company common stock. However, the company's announcement was premature, as the acquisition was not to be consummated until MIT's shareholders approve the acquisition, which was not to take place until the company has satisfied all of its cash payment requirements called for under the letter of intent of April 14, 1998. The completion of the transaction was announced in May, 1999 by the Board of Directors of both corporations, but was subject to the company completing the cash delivery requirements of the agreement and approval by Mortgage Internet Technologies' shareholders. The Company was unable to meet the cash requirements of the Letter of Intent and , as a result, the agreement was canceled in its entirety by MIT. David R. Werner, Director of the Company, resigned on June 29, 1999.

The Company has fully paid for and owns the technology and rights to the Wholesale Lender Center located within the Virtual Lender (MIT's proprietary product) and is proceeding to finish its deployment. MIT has over 250 mortgage brokers on their system all of which will have access to the Wholesale Lender System. The Virtual Lender System has proven to be a widely accepted tool for the mortgage professional. The Virtual Lender
(tm) will take the mortgage professional from no involvement in the Internet to being completely capable of online loan origination in less than 20 minutes, process that usually takes 30-60 days, and costs thousands of dollars.

The Company entered into negotiations to acquire all of the assets and 49% of the issued and outstanding common stock of Government Micro Resources, Inc. (GMR). GMR is engaged in the business of providing information technologies to the public and private sector, and a manufacturer of specialized main frame computers. However, GMR and the Company mutually withdrew from negotiations in June, 1999, due to the Company's inability to raise the capital required.

The Company is negotiating with a North American telecommunications company to provide the Company with $46.3 million in acquisition capital. There has been no agreements or letters of intent signed, and the identity of the communications company and the program is subject to a non disclosure agreement.
The Company has announced that its business strategy is to spin off certain acquired entities, but this strategy is subject to the successful completion of negotiations to acquire the acquisition capital, and there can be no assurance that said negotiations will ever be completed. The Company has only discussed the possibility of a spin off with AmeriStar Mortgage, Inc., and there can be no assurance that such a spin off will ever be completed without the additional influx of capital.

Patents

The Company holds no patents for its service-related software.
However, the Company's software is proprietary and is protected by United States copyright law.

Forward Looking Statements

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

Year 2000 Compliance

With respect to Year 2000 compliance, the Company has performed an audit of all of its computer hardware, internal accounting and software applications and found all to be Year 2000 compliant or capable. As of this date, the Company has been given assurances from its banking institution and transfer agent that they are working toward compliance or are in compliance. The Company has completed an audit of its vendors and suppliers to identify relevant Year 2000 issues, and has found them all to be Year 2000 compliant.

The Company has recently acquired CVS Technologies, and had previously entered into an agreement with CVS to provide the Company with the exclusive license within the North American Mortgage Industry, of CVS "Y2K fix" for mortgage industry servers. CVS has developed a Server 98 compliant 4 digit real time clock, designed exclusively for servers. Compaq, Dell, IBM and all clone AT servers currently use non-Y2K compliant 2 digit RTC clocks. Company customers will be able to download the CVS "Real Time Clock Fix for Servers," from the Company web site or E-mail, which will enable the customer to solve potential Year 2000 issues. See Item 2 - Management's Discussion and Analysis and Plan of Operations.

Item 3.  Description of Property

The Company leases professional offices from Mortgage Internet Technologies, Inc. on a month-to-month basis. The Company has the proprietary rights to its web site, www.ameristar.com, and an exclusive license for utilization of the Virtual Lender (tm) system for wholesale lending services to its customers. See
Item 2 - Management's Discussion and Analysis and Plan of
Operations.

Item 4.  Securities Ownership of Certain Beneficial Owners and
Management

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the date of this disclosure(1), by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

Name and Address              Number of Shares
Percentage Owned
----------------              ----------------      ------------
-
O. Russell Crandall
Family Trust(2)               3,325,000       		31.56%

Bryan Richmond(3)             200,000			1.89%

Shirman Milliner(3)       	225,000             	2.13%

Mary C. Milliner(3)        	300,000            	3.84%

Bill Means(3)        		225,000      		2.13%

David R. Werner(4)		280,000			3.65%

Scott Stratton(5)		  	1,833,332			17.40%

James R. Herbert(5)		916,667        		8.70%

Leslie Catsman Avery(5)		916,667        		8.70%

David Tew(6)			250,000			2.37%

Tracy Gnagy(4)			916,667 			8.70%

Michael Avery(8)   		916,667			8.70%

Officers and Directors 	    8,158,333 			77.43%
as a Group

	(1) Table is based on current outstanding shares of 7,836,347, as opposed to the 2,086,437 reported on the March 31, 1999 audited financial statements.
	(2) O. Russell Crandall, Jr. is the President and Director of the Company. His current holdings are now 3,325,000 shares of common stock.
	(3) These individuals are former officers and directors of the Company, who are no longer affiliated with the Company. Their shares have not been included in Officers and Directors as a Group.
	(4) David R. Werner is a former director of the Company, and the President and Chief Executive Officer of Mortgage Internet Technologies, Inc. He intends to turn in his shares for cancellation. His shares have not been included in Officers and Directors as a Group.
	(5) These individuals received shares on April 16, 1999, as a result of the acquisition of 100% of the outstanding stock of CVS Technologies, Inc. by the Company.
	(6) Mr. Tew is the Vice President and Director of the Company. He is also the President and Director of AmeriStar Mortgage, Inc. He received his shares in April, 1999.
	(7) Ms. Gnagy is not an officer or director of the Company. She is an officer and director of CVS Technologies, Inc., the Company's wholly owned subsidiary. She received her shares in April, 1999. Her shares have been included in Officers and Directors as a Group.
	(8) Mr. Avery is the husband of Director Leslie Avery, and his shares have been included with the total shares issued to officers and directors. He received his shares in April, 1999.
His shares have been included in Officers and Directors as a Group.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

The Executive Officers of the Company, and their ages, are as follows:

Name                 			Age
Position					---
O. Russell Crandall			54
President, Director, CFO

Scott Stratton				33
Vice President, Director

James R. Herbert				59
Vice President, Director

Leslie Catsman Avery			57
Secretary, Director

David Tew					33
Vice President, Director
AmeriStar Mortgage, Inc.

Tracy Gnagy					43
Treasurer, Director of
CVS Technologies

Charles W. Marsh, III			33
Vice President, Director
AmeriStar Mortgage, Inc.

O. Russell Crandall, Jr. Mr. Crandall is the founder of AmeriStar Network, Inc.,and current President, CEO, Chief Financial Officer, and Director of the Company. From August of 1994 to June of 1996, Mr. Crandall was the Executive Vice President and Secretary/Treasurer of CompuLoan Financial Services Group, a Salt Lake City mortgage broker and computer loan origination company, and was responsible for development of the software system and organization and management. He developed participating mortgage lender lists in excess of 65 lenders, and was responsible for RESPA compliance. During his tenure, he managed a staff of over 30 employees in loan processing, loan origination and loan closing. From June of 1992 to May of 1993, Mr. Crandall was a loan specialist with Commonwealth United Mortgage, Interwest Mortgage Services. From April of 1988 to June of 1992, Mr. Crandall provided sales and consulting services in the real estate development and sales industries. He attended Boise State College from 1964 through 1967 and holds a Real Estate Certification with the State of Utah.

Scott J. Stratton. Mr. Stratton is the Vice President and Director of the Company, since April, 1999. He is also the Vice President and Director of CVS Technologies, Inc., the Company's wholly owned subsidiary. Since November, 1998, he has been the owner of LAN Assurance, and an independent computer consultant, performing Y2K audits and inventory analysis for various clients. In 1992, he purchased Kortek Industries, and became a Microsoft Solutions Provider, Compaq, Hewlett Packard, and SMC Authorized repair center. From August, 1990 through October, 1991, he was employed by Vetco Gray as a mechanical and technical illustrator, and a contract mechanical draftsman.
From November, 1985 through August, 1990, he was employed Sure Line Design, a desktop publishing company he established, as a CAD Department Coordinator and Designer of mechanical, architectural, and structural drawings in Autocad. From September, 1984 through December, 1985, he was employed by Cameron Iron Works, Inc. as a technical illustrator and draftsman. He holds a B.S. in Computer Engineering and Business from Notre Dame University, and an MIS in Computer Science.

James R. Herbert. Mr. Herbert is a Vice President and Director of the Company, since April, 1999. He is also the Vice President and Director of CVS Technologies, Inc., the Company's wholly owned subsidiary. Since 1993, he has been involved in real estate development, finance and consulting. Since 1993, he has also been consultant to STS Power Pedal and World Power Bike, Inc., which holds the exclusive world rights to a new scientific crank system for pedaling bicycles. From 1987 through 1983 he was Director of Sedona Industries, Ltd., a Canadian public company listed on the Toronto Stock Exchange, which held the exclusive rights to "The Fry Machine" and "Future Fries," a French fry vending machine system. From 1987 through 1993 he also acted as a financial consultant to individual clients in California, Arizona and Texas, and he held the exclusive rights to a leveraged and hedged U.S. government bond program and was active in this program with Global Funding Group. From 1980 through 1987 he was involved in real estate development projects, including being 50% owner of Cahava Developments, Inc., which prepared development of 947 acres in Cave Creek, Arizona, which was sold and became an Arnold Palmer Signature Golf Course. He also developed a 1500 acre parcel in West Austin hill country in conjunction with the Herman Bennett Company. In 1981 he acquired 40 acres as part of a joint venture on a 960 acre housing tract in West Fort Worth, Texas. From 1979 through 1980, he was involved in real estate development, and acquired, zoned and developed 2,000 land acres near Midland Texas, and held a 1/3 interest in a 640 acre development of Green Tree Golf and Country Club in Midland, Texas. From 1973 through 1979, he was engaged in real estate development, and formed and operated Venture Mortgage Corporation in Vancouver, B.C., and Edmonton, Alberta, Canada, providing loan origination and servicing for several lenders, including Eastern Canada Pension Funds and The Dominion Life Assurance Company. He holds an AACI degree from the Appraisal Institute of Canada, through the University of British Columbia, 1963.

Leslie Catsman Avery. Ms. Avery is Secretary and Director of the Company since April, 1999. She is also Secretary and Director of CVS Technologies, Inc., the Company's wholly owned subsidiary. Since 1978, she also serves as Vice President and Co-founder of Creative Allies, a consulting firm, dedicated to creating alignment within corporations and organizations which are experiencing the challenges of rapid growth or down-sizing, or are in need of dispute resolution. From 1977 through 1980 she was co-owner and manager of a Country Western Steakhouse and Discotheque. From 1967 through 1977 she was employed by Pan American World Airways as purser, and was employed by Pan American as Flight Attendant from 1966 through 1967. She holds a B.A. in Political Science and Philosophy from Trinity College, Washington, D.C., 1966.

David W. Tew. Mr. Tew is the Vice President and Director of the Company since May, 1999. He is also the President and Director of AmeriStar Mortgage, Inc., a Company subsidiary. Since 1997 he has been engaged in commercial mortgage banking and asset finance group in Columbia, South Carolina, doing business as Access Business Capital. From 1991 through 1996, he operated a consulting practice which specialized in small business finance, mergers and acquisitions, divestitures, and human resource management. From 1989 through 1991, he was President of Carolina Music and Video. From 1986 through 1988 he was Owner Operator of Designing Edge Marketing and Programs, wherein he devised advertising programs and performed satisfaction surveys for companies. He has been a Certified Professional Management Consultant since January, 1996, and a Certified Professional Consultant since February, 1996.

Tracy Gnagy. Ms. Gnagy is the Treasurer and Director of CVS Technologies, Inc., a wholly owned company subsidiary. Since December, 1990, she has also been President and Director of S.C.R.E. Development Corporation, performing accounting functions for this real estate holdings company. Since March, 1981 she has also been engaged as the Accountant and Chief Administrator for Mather Oil and Gas, Inc., Mather Corporation, Venture Properties, Venture Holdings, Inc., Texacan Investments, Inc., Bermon Management, Inc. and Cahava Development, Inc..
From June, 1979 through March, 1981 she was employed as accountant for Block Bros. Realty, Vancouver, B.C. From June 1975 through June, 1979, she was employed by Placer Development Corporation, performing accounting functions. She holds a degree in Accounting from the British Columbia Institute of Technology.

Charles W. Marsh III.  Mr. Marsh is a Vice President and
Director of AmeriStar Mortgage, Inc. Since 1997 he has been engaged in commercial mortgage banking and asset finance group in Columbia, South Carolina, doing business as Access Business Capital. From 1995 through 1997, he was employed as Principal Consultant and Senior Vice President of Spectrum Consulting in Fayetteville, North Carolina. From 1988 through 1995, he was employed by the United States Army, Special Warfare Command, as Operations Manager. He has training from Liberty University in Lynchburg, Virginia, Fayetteville Community College and undertook the Special Forces Operations and Intelligence Course at Fort Bragg, North Carolina.

Item 6.  Executive Compensation

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered up to the period ended March 31, 1999. No salaries are being paid at the present time, except to the Company president, O. Russell Crandall. The salaries of executive officers will accrue and be owed by the Company, unless there is available cash flow from operations to pay salaries. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.

Annual Compensation
-------------------
Name and Position			Salary	Bonus Annual	Deferred
										Salary
O.Russell Crandall, Jr.  	$24,000		0-		-0-

Item 7.  Certain Relationships and Related Transactions

On April 16, 1999, the Company issued 5,500,000 restricted common shares of company stock to five individuals, in exchange for 100% of the outstanding shares of CVS Technologies, Inc. Owned by these individuals, in reliance upon Section 4(2) of the Securities Act of 1933. Scott Stratton, the Vice President and Director of the Company, and Vice President and Director of CVS, received 1,833,332 of these 5,500,000 shares. James R. Herbert, the Vice President and Director of the Company and Vice President and Director of CVS, received 916,667 of these shares. Leslie Avery, the Secretary and Director of the Company, and the Secretary and Director of CVS, received 916,667 of these shares, and her husband, Michael Avery, received 916,667 shares. Tracy Gnagy, the Treasurer and Director of CVS, received 916,667 shares. (See Item 4- Securities Ownership of Certain Beneficial Owners and Management.)

On April 25, 1999, the Company issued 250,000 of company restricted common stock to David Tew, the Director of the Company and President and Director of AmeriStar Mortgage, Inc., in exchange for 100% of the outstanding stock of AmeriStar Network, Inc., owned by Mr. Tew, in reliance upon an exemption from registration contained within Section 4(2)of the Securities Act of 1933, as amended.

On March 9, 1998, the Company authorized 280,000 shares of restricted common stock to David Werner, which were subsequently issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, in conjunction with the Company's intended acquisition of Mortgage Internet Technologies, Inc. (MIT). The acquisition negotiations have been cancelled by MIT, and Mr. Warner has agreed to return his shares for cancellation.

On March 9, 1998, the Company authorized the issuance of 2,700,000 restricted common shares to O. Russell Crandall, in consideration of past and future services. The shares were subsequently issued pursuant to Section 4(2) of the Securities Act of 1933.

There have been no other transactions since the beginning of fiscal year 1998, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

Item 8.  Legal Proceedings

There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.

Item 9.  Market Price of and Dividends on the Registrant's
Common
Equity and Other Shareholder Matters

The Company's Common Stock has been listed on the OTC Bulletin Board under the symbol "AMWK" since December, 1998. During the past thirty days, the NASD has added an E to the symbol, making it AMWKE, indicating that it had been placed on the eligibility list of the NASD Bulletin Board for delisting effective August 2, 1999, if the Company is unable to resolve comments from the Securities and Exchange Commission to its registration statement by July 30, 1999. There can be no assurance that the Company will remain quoted on the NASD OTC Bulletin Board. The current market price of the Company's common stock is 3/4 per share. From inception of trading through December 31, 1998, the high and low last sale prices were $2.25 per share and $.875 per share, respectively. The Company considers its Common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. As of December 31, 1998, there were 84 record holders of the Company's Common Stock. As of March 31, 1999, there were 71 shareholders of record of the Company's common stock. The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

The following table sets forth the range of high and low bid information for each full quarterly period of the last fiscal year:

Period Reported				Average High Bid   	Average Low Bid
Quarter ended December 31, 1998     	2				1
Quarter ended March 31, 1999			3				1

Item 10.  Recent Sales of Unregistered Securities

From October 18, 1996 through December 11, 1996, the Company issued 1,175,000 shares of restricted common stock for organization costs, and 50,000 shares of restricted common stock for cash, pursuant to the exemption from registration contained within Section 4(2) of the Securities Act of 1933, as amended. This issue included 350,000 shares issued to The O. Russell Crandall Jr. Family Trust on November 12, 1996, in exchange for computer software systems and intellectual property assigned to the Company by O. Russell Crandall, its president (See Note 3 to financial statements.) On December 11, 1996, the Company issued 50,000 shares of its restricted common stock for cash, pursuant to Section 4(2) of the Securities Act of 1933, as amended.

On March 26, 1997, the Company issued 95,000 shares of restricted common stock to its attorney for professional services, pursuant to Section 4(2) of the Securities Act of 1933, as amended. On March 26, 1997, the Company issued 330,000 shares of its restricted common stock for cash, pursuant to
Section 4(2) of the Securities Act of 1933, as amended.

Commencing June 1, 1997, the Company sold unregistered securities in a Regulation D, Rule 504 exempt offering. The offering was extended to and closed on March 26, 1999, and resulted in the sale of 86,347 shares of Company common stock to 52 investors, with gross offering proceeds of $88,713, and services valued at $25,000. The offering offered 100,000 Units of the Company's common stock, consisting of one share of company common stock and four stock purchase warrants at a price of $2.00 per Unit.
The warrants entitled holders thereof to purchase one share of company stock per warrant, at a price of $2.00 per share. The original expiration date of the purchase warrants was July 21, 1998, which was extended for additional 90 day period through October, 1998. No purchase warrants were exercised.

On April 16, 1999, the Company issued 5,500,000 restricted common shares of company stock to five individuals, in exchange for 100% of the outstanding shares of CVS Technologies, Inc., in reliance upon Section 4(2) of the Securities Act of 1933. Three of these individuals became Company officers and Directors (See
Item 4- Securities Ownership of Certain Beneficial Owners and
Management.)

On April 25, 1999, the Company issued 250,000 of company restricted common stock to David Tew, in exchange for 100% of the outstanding stock of AmeriStar Network, Inc., in reliance upon an exemption from registration contained within Section 4(2)of the Securities Act of 1933, as amended.

On March 9, 1998, the Company authorized 280,000 shares of restricted common stock to David Werner, which were subsequently issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, in conjunction with the Company's intended acquisition of Mortgage Internet Technologies, Inc. (MIT). The acquisition negotiations have been cancelled by MIT, and Mr. Warner has agreed to return his shares for cancellation.

On March 9, 1998, the Company authorized the issuance of 2,700,000 restricted common shares to O. Russell Crandall, in consideration of past and future services. The shares were subsequently issued pursuant to Section 4(2) of the Securities Act of 1933.

Item 11. Description of Securities

Common Stock

The Company is authorized to issue 90,000,000 Shares, all of which are Common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non-assessable. There are currently outstanding 2,018,886 Shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the
Board of Directors.    Holders of shares of Common Stock are
entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Under current Delaware law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his or her shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

Item 12.  Indemnification of Directors and Officers

Delaware Statutes

Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

        (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative(other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, shall not, of itself, create a presumption on that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

    (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees)actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    (d) Any indemnification under subsections (a) and (b) of this section(unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or
(2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or
(3) by the stockholders.

        (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.
        (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.
        (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

        (I) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.
      (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
       (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

Certificate of Incorporation

The Company's Certificate of Incorporation provides that the Company shall indemnify any and all persons who may serve or who have served at any time as directors or officers who, at the request of the Board of Directors of the Company may serve, or at any time have served as directors or officers of another corporation in which the Company at such time owned or may own shares of stock, or which it was or may be a creditor, and their respective heirs, administrators, successors and assigns, against any and all expenses, including amounts paid upon judgment, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually or necessarily by such person in connection with the defense or settlement of any claim, action, suit, or proceeding in which they, or any of them, by reason of being or having been directors or officers of the Company, or such other corporation, except in relation to matters as to which any such director or officer of the Company, or such other corporation, or former director or officer shall be adjudged in any action, suit or proceeding to be liable for his own negligence or misconduct in the performance of his duties. The Company's Bylaws also contain a provision for the indemnification of the Company's directors (see "Indemnification of Directors and Officers - Bylaws" in Exhibit 3.3).

Item 13. Financial Statements

Report of Independent Certified Public Accountant April 28, 1999
Financial Statements
Balance Sheets
Statement of Loss and Accumulated Deficit
Statements of Stockholder's Equity
Statements of Cash Flows
Notes to Financial Statements

REPORT OF INDEPENDENT AUDITOR
To the Shareholders and Board of Directors
AMERISTAR NETWORK, INC.

I have audited the accompanying balance sheets of AMERISTAR NETWORK, INC. (A Development Stage Company) as of December 31, 1998, and the related statements of operation, stockholders' equity, and cash flows for year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

The financial statements of AMERISTAR NETWORK, INC. (A
Development Stage Company) as at December 31, 1997 and 1996 were audited by other auditor whose report dated July 6, 1998, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as going concern. As discussed in Note 4 to the financial statements, the Company has an accumulated at December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as going concern. Management's plan in regard to these matters is also discussed in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMERISTAR NETWORK, INC. (A Development Stage Company) at December 31, 1998, and the results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Oxnard, California
/s/ Roger G. Castro
April 28, 1999



AmeriStar Network, Inc.
(A Development Stage Company)
Balance Sheet As of December 31, 1998, 1997 and 1996


			1998
							1997
								1996

ASSETS
Current Assets
  Cash in Banks
						$	332
										$	  4
													$
	9,677
  Note Receivable
	2,265
						-
  Total Current Assets	    						2,597

			4
						9,677
Property & Equipment:
  Furniture & Equipment									2,523

		2,523
						-
Less:
Accumulated Depreciation
	(895)
				(418)
Total Fixed Assets     	 								1,628

		2,105
Other Assets:
 Software distribution
	rights
										144,854

		301
						346
Organization costs
					636
										871
												1,106
    Total Other Assets									145,490

	3,281    										11,129

TOTAL ASSETS       									$
		149,715
							3,281
					11,292
Liabilities &
Stockholders' Equity
Current Liabilities:
 Accounts payable	  								$
			3,680
								922
											254
 Accrued interest payable
	 417
						470
									148
 Accrued Salaries
			15,000
										-

		-
 Short term notes payable								10,000

			11,550
				5,000
 Contract payable
		140,000
										-

	-

Total Current Liabilities							169,097

			12,942
				5,402
Stockholders' Equity:
Common stocks, $.001 par
value Authorized shares
- 90,000,000 Issued and
		outstanding shares
		2,018,866 shares,
		2,006,500 shares
  and 1,575,000 shares,
		respectively
								2,019
												2,006
												1,575
  Paid in capital
			42,663
							17,944
								4,950
  Deficit accumulated
  during development stage						(	64,064)
													(
		29,611)
			( 798)
Total Stockholders' Equity							19,382

			3,281
		 	5,727
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY							$
	149,715
						$	3,281
				$		11,129

See Notes to Consolidated Financial Statements

AmeriStar Network, Inc.
(A Development Stage Company)
Statement of Operations
As of December 31, 1998, 1997 and 1996


		December 31,					December 31
		December 31


								1998
								1997
					1996

Sales:

		$			-
				$				-
				 $			-
Operating Expenses:
  Amortization
												5,507
												280
										73
  Professional fees
									3,880
							10,887
				 -0-
  Interest expense
									1,071
							 1,804
				148
  Telephone

	1,834
	944										-0-
  Depreciation

	693
	418										-0-
  Salaries & wages
								15,000
										-0-
						-0-
  General and
	administrative expenses
					3,936
				8,283								 432
  Travel

			2,547
		6,197									145


AmeriStar Network, Inc.
(A Development Stage Company)
Statement of Operations
As of December 31, 1998, 1997 and 1996


								December 31,
									December 31
												December
31


		1998
								1997

			1996


Total Expenses
				$		34,468
									$		28,813

		$				798
Net loss
								$(	34,468)
												$(
	28,813)
					(		798)
Other Income
  Interest income
						15

	15
										-
Total Other
income (Expenses)
						15

	15
										-
Net loss
									(64,064)
												(
	28,813)
					(				798)
Earnings(loss)per share							$(
	0.02)
		(				0.02)
								(			0.00)

AmeriStar Network, Inc.
(A Development Stage Company)
Statement of Stockholder's Equity
As of December 31, 1998, 1997 and 1996







	Deficit


											Number


										Accumulated


												of
												Common
									Additional
		During the


											Shares
									Stock
						Paid-In-
	Development


											Outstanding
					at par value				Capital
							Stage

Balance at September 23, 1996
				$				-
						$				-
							$			-
							$			-
(inception)
Net loss for the period ended
December 31, 1998




				(	798)
Stocks issued for organization
costs at $.001 per share
					1,175,000
			1,175										-

	-
Stocks issued for
cash at $.10 per share
											50,000
											50
							4,950
						-

Stocks issued for
marketing rights at

	350,000     							350
								-
									-

Balance at December 31, 1996
					1,575,000
	1,575								4,950
						(798)

Net loss for the
period ended December 31, 1997



							(28,813)

Stocks issued for professional
fees at $.001 per share
												95,000
		 									95
									-
										-
Shares issued for cash at
$.001 per share
								330,000
				330
		-
			-
Shares issued for cash at
$2.00 per share

						6,500
			6								12,994
											-

Balance at December 31, 1997
						2,006,500
		2,006							17,994
					(29,611)
Net Loss for the period ended
December 31, 1998




	( 	34,453)


Stocks issued for cash
at $2.00 per share

				6,550         					7
						13,093
					-

Stocks issued for debt satisfaction
at $2.00 per share

				5,816         					6
				 11, 626
			-

Balance at December 31, 1998
							2,018,866
	2,019							42,663
				(64,064)

See Notes to Financial Statements


[CAPTION]
AmeriStar Network, Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
For the period September 23, 1996 (inception) to December 31, 1998



											Number


										Accumulated


												of
												Common
									Additional
		During the


											Shares
									Stock
						Paid-In-
	Development


											Outstanding
					at par value				Capital
							Stage

Balance at September 23, 1996
				$				-
						$				-
							$			-
							$			-

Net Loss for Period Ended
December 31, 1996




		$ ( 798)

Stocks issued for Organization costs
at .001 per share

	1,175,000
	1,175
Stocks issued for cash at
$.10 Per Share

					50,000
						50
		4,950

Stocks issued for
Marketing Rights at

		350,000
		350

Balance at December 31, 1996
						1,575,000
					1,575
	4,950							(		798)

Net Loss for the Period ended
December 31, 1997




	(		28,813)

Shares Issued for Professional
fees at $.001 per share
											95,000
													95

Shares Issued for cash
at $.001 per share

	330,000
			330

Shares Issued for cash

at $2.00 per share

		 6,500
					6
												12,994

Balance at December 31, 1997
						2,006,500
						2,006
	17,944 (					29,611)
Net Loss for the Period ended
December 31, 1998




		(34,453)

Stocks Issued for Cash
at $2.00 per share

			6,550
					7
	13,093

Stocks Issued for Debt satisfaction
at $2.00 per share

			5,816
					6
	11,626

Balance at December 31, 1998
						2,018,886
						2,019
	42,663					(64,064)

</table


AMERISTAR NETWORK, INC.
(A Development Stage Company)
Notes to Financial Statements

NOTE 1.   BUSINESS ACTIVITY
The Company was incorporated under the laws of the state of Delaware on September 23, 1996 using the name AMERISTAR NETWORK, INC. The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General
Corporation Law of the State of Delaware including, without limitation, to engage directly or through a subsidiary or subsidiaries in the business of acquiring, operate and or managing mortgage brokerage business and to ] develop, research, design, produce, buy, sell, license or otherwise deal in mortgage technology or related devises which are necessary, useful and desirable in connection with said business.

The Company has been in the development stage since its formation on September 23, 1996. Planned principal operations have not commenced.

NOTE  2.  SIGNIFICANT ACCOUNTING POLICIES
The Company uses the accrual method of accounting. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customers.

The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

Depreciation; The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight-line method for reporting purposes and for tax purposes.

Estimates; The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE  3.  MARKETING RIGHTS
On November 12, 1996, the Company issued 350,000 shares of its common stock to acquire a Computer Software Systems and Intellectual Property relating to loan origination and processing systems. The Company valued the Software License, Sale and Distribution Agreement at the par value ($350) of the shares issued. The territory covered by the license is described by the agreement as follows "All affiliated mortgage brokers of the purchaser, real estate sale officers, agents, brokers, and infinity groups, in the U.S.A." The initial term of the agreement is a period of ten years from November 12, 1996.

NOTE 4.    GOING CONCERN

The Company has nominal assets and no current operations with which to create operating capital. The Company seeks to raise operating capital with which to seek business opportunities to utilize the technology it has acquired.

NOTE 5.   PROPERTY AND EQUIPMENT

The Company capitalizes the purchased and fixtures for major purchases in excess of $300 per item.  Capitalized amounts are depreciated over the useful life of the assets using the
straight-line method of depreciation. The following is a summary of property and equipment at cost, less accumulated
depreciation:
                                        1998
	1997      			1996

Furniture and equipment          				$	  2,523
			$	2,523   			$			-0-
   Less accumulated depreciation    	(				895)
					(  418)   (				-0-)
          Total                     	$		1,628
			$	2,105   			$			-0-

NOTE  6.   INCOME TAXES
The Company has adopted the provisions of SFAS No. 109
"Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue
Codes are met. These losses are as follows:

                         Year of Loss        	Amount
Expiration Date
     2011                    1996            $   798

     2012                    1997             28,813

     2013                    1998             34,453

NOTE 7.

The Company has five short-term notes payable to four individuals and a trust. Note #1 , is not expected to have a material impact on the Company's financial statements. AMERISTAR
NETWORK, INC. (A Development Stage Company) Notes to Financial
Statements


NOTE 10.    SOFTWARE LICENSING PURCHASE AGREEMENT
On June 6, 1998, the Company entered into an Agreement with
Mortgage  Internet Technologies, (MIT), a New Mexico
Corporation, to purchase through an exclusive license agreement the Wholesale Network Center portion of the Virtual Lender
Software System and Intellectual Property. The agreement grants the Company perpetual usage of the license and technology for the United States of America, Mexico and Canada. The Agreement provides the Company with a ninety-day period from the contract date to pay the entire purchase price of $150,000 and an addendum dated July 23, 1998, extended the time for payment by one hundred eighty days from the date of the addendum.

In the event the Company sells or licenses the Virtual Lender
Wholesale Network Center, MIT will receive a one time license and realty fee of %5 of the purchase price or overall license fee.

NOTE 11.    PRIVATE OFFERING OF COMMON STOCK
The Company offers for sale to residents of the States of New
York,  Florida, Oklahoma, and the District of Columbia, to
"accredited investors" in the State of Colorado, and outside the United States to Non-US Residents, up to 100,000 Units ("the
Units"), at $2.00 per Unit. Each Unit consists of one share of Common Stock ($.001 Par Value), and four Stock Purchase
Warrants. Each Warrant entitles the holder thereof to purchase one share of Common Stock of the Company at a purchase price of $2.00. The original expiration date of the warrants was July
21, 1998, the Board of Directors extended the expiration date ninety days from the original expiration date and provided for an additional extension of ninety days if needed. The Company has the right to call in the Warrants on fifteen days notice, if not exercised by the holder prior to the expiration of the fifteenth day's notice, if not exercised by the Holder prior to the expiration of the fifteen day's notice period, should the Company's Common Stock trade at or above a $2.75 reported closing bid or trade price for not less than ten consecutive trading days. The Offering is made in reliance upon an exemption from registration under the federal and state securities laws pursuant to the Regulation D, Rule 504, of the Securities and Exchange Commission, and is made outside of the United States in reliance upon an exemption from registration under Regulation S of the Securities and Exchange Commission.

Item 13 Financial Statements.

Report of Independent Certified Public Accountant June 18, 1999
Financial Statements
Balance Sheets
Statement of Loss and Accumulated Deficit
Statements of Stockholder's Equity
Statements of Cash Flows
Notes to Financial Statements





Roger G. Castro
Certified Public Accountant
463 West Fifth Street
Oxnard, California 93030
(805) 486-5630

REPORT OF INDEPENDENT AUDITOR

To the Shareholders and Board of Directors AMERISTAR NETWORK, INC.

I have audited the accompanying balance sheets of AMERISTAR
NETWORK, INC.(A Development Stage Company) as of March 31, 1999 and December 31, 1998, and the related statements of operation, stockholders' equity, and cash flows for the three months then ended and for year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

The financial statements of AMERISTAR NETWORK, INC., (A
Development Stage Company) as of December 31, 1997 and 1996 were audited by another auditor whose report dated July 6, 1998, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has an accumulated at December 31, 1998. These factors raise substantial doubt a out the Company's ability to continue as a going concern. Management's plan in regard to these matters is also discussed in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMERISTAR NETWORK, INC. (A Development Stage Company) at
December 31, 1998, and the results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

/s/ Roger Castro, CPA
Oxnard, California
June 18, 1999



AMERISTAR NETWORK, INC.
(A Development Stage Company)


Balance Sheets As of March 31, 1999 and December 31, 1998, 1997




			March 31,     					December 31,
						December31,


			1999
		1998           							1997


ASSETS
Current Assets:
Cash in banks

			$			6,771
		$					332
	$			4
Note receivable

											-

	2,265             				-
Total Current Assets

			6,771
			2,597             				4

Property & Equipment:
Furniture and equipment
													$
			2,523
			2,523         					2,523
Less: accumulated depreciation
									(		1,015)
								(			  895)
				(		 418)
Total Fixed Assets

					1,508
					1,628         					2,105

Other Assets:
Software distribution rights
										240,666
										144,854
					301
Organization costs

							579
									636
				871
Total Other Assets

				241,245
				145,490
	1,172
TOTAL ASSETS

								$	249,524
		$		149,715      							$
		3,281

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable

					$		16,685       $
	3,680      							$  			922
Accrued interest	payable
									739
										417
									470
Accrued salaries

	9,000
	15,000
					-
Short term notes	payable
												10,000
												10,000
								11,550
Contract payable

						195,000
			140,000        								-
Total Current Liabilities
										231,424
										169,097
									12,942

Stockholders' Equity:
Common stocks $.001 par value
Authorized shares - 90,000,000
Issued and outstanding
shares - 2,086,347
2,018,866 shares
and 2,006,500 shares, respectively
								2,084
									2,019
			2,006
Paid in capital

	120,098
			42,663
	17,944
Deficit accumulated
during the development stage                 				(
	104,082)       						(	64,064)
			(		29,611)
Total Stockholder Equity
			18,100         					(	19,382)
				(			9,661)

TOTAL LIABILITIES AND STOCKHOLDER EQUITY     $					249,524
					$	149,715       				$
	3,281

Statement of Loss and Accumulated Deficit for the three months ended March 31, 1999 and for the years ended December 31, 1998, 1997 and 1996



				Cumulative

				During

				Development						March 31,
					December 31,
			December 31,				December31

				Stage
	1999      								1998
									1997
								1996

Income          		$  -         				$  			-
							$    		-
				$  			-       					$
				-

EXPENSES
Amortization   				10,105
			4,245     								5,507

				280        						73
Professional
Fees   	   								34,853
						20,086
		3,880
					10,877         					-0-
Interest
Expense    	    			3,345
	322       							1,071

	1,804        					148
Telephone       			3,276
		498       							1,834
											944
										-0-
Depreciation    			1,231
	120         							693

			418          				-0-
Salaries/Wages 			24,000
	9,000  										15,000

							-            			-0-
General and
Administrative
Expenses       			16,556
		3,915       						3,936

		8,283        					432
Travel        				10,728
			1,839       						2,547

			6,197        					145
Total
Expenses     			104,104
		40,025      						34,468
											28,813
								798

Net Loss
Before Other
Income      			(104,104)
			(40,025)     							(34,468)
											(28,813)
							(		798)

OTHER INCOME
Interest Income   			22
			7           						15
									           22
				7

NET LOSS    			(104,082)
		(40,018)    							(	34,453)
												(28,813)
							(	789)

Net Loss
Per Share $    (			0.02)      						(
		0.02)      						(		0.01)
													(
			0.00)



STATEMENT OF CASH FLOWS FOR PERIOD
SEPTEMBER 6, 1996 (INCEPTION) TO MARCH 31, 1999

				Cumulative

				During

				Development						March 31,
					December 31,
	December 31,				  December 31

				Stage       						1999
									1998
						 1997
			 1996


CASH FLOWS FROM
OPERATING
ACTIVITIES
NET LOSS  		 					(	104,082)
			(			40,018)
	(34,453)
	(28,813)      						(798)
ADJUSTMENTS TO
RECONCILE NET
LOSS TO NET CASH
USED BY OPERATING
ACTIVITIES:
DEPRECIATION
& AMORTIZATION     		11,336
		4,365       						6,200

	698         					73
SERVICES FOR
STOCK IN LIEU
OF CASH        					25,095
			25,000

											95
(INCREASE)
DECREASE IN
ACCRUED EXPENSES   			9,739         				(5,637)
									14,906
					322
			148
                			(	   		41)
	(		 41)         							-
               				(41,268)
		(	1,061)
	(	12,854)      								(27,030)
					(323)



CASH FLOWS FROM
INVESTING ACTIVITIES:
ACQUISITION OF
PROPERTY AND
EQUIPMENT    							(	2,523)



					(2,523)
ACQUISITION OF
SOFTWARE      					(250,000)
				(	100,000)
	(150,000)
(152,523) 									(100,000)
						(150,000)
						(2,523)
CASH FLOWS
FROM FINANCING
ACTIVITIES
INCREASE
(DECREASE)
IN SHORT-TERM
NOTES PAYABLE  						10,000
					-
							 (1,550)
			6,660      						5,000
INCREASE IN
CONTRACT
PAYABLE        					250,000
				100,000
			150,000
(55,000)  									(45,000)
					(10,000)
               						95,562
					52,500
				24,732
					13,330
	5,000

NET CASH
PROVIDED BY
FINANCING
ACTIVITIES    						300,562
					107,500
		163,182
		19,880    							10,000

INCREASE
(DECREASE)
IN CASH       								6,771
							6,439
					328        					 (9,673)
							9,677

BEGINNING CASH      				-
						332
				4
					9,677
		-

ENDING CASH       				6,771
	6,771         									332

	4   									9,677
DISCLOSURE FROM
OPERATING
ACTIVITIES
INTEREST EXPENSE  				3,023
	1,071        								1,804
					148

NON-CASH
DISCLOSURE
1,075,000 shares
issued for
incorporation
expenses.      							1,175
								1,175
350,000 issued
for distribution
rights           						350
									 350
95,000 shares
issued for expenses 					95
													95
14,981 shares
issued for
services 											25,000
									25,000


STATEMENT OF STOCKHOLDERS' EQUITY FOR THE PERIOD SEPTEMBER 23,
1996 (INCEPTION) TO MARCH 31, 1999







	Deficit


												Number


										Accumulated


													of
												Common
					Additional
		During the


											Shares
									Stock
		Paid-In-
	Development


									Outstanding
		at par value			Capital
							Stage

Balance at
September 23, 1996 (inception)         		$    	-         	$    	-
$   -    										$   -

NET LOSS FOR PERIOD ENDED
DECEMBER 31, 1996




					(	798)

STOCKS ISSUED FOR ORGANIZATIONAL
COSTS AT $.001 PER SHARE
		1,175,000
	1,175

STOCKS ISSUED FOR CASH
AT $.10 PER SHARE
							 50,000
							50

	4,950

STOCKS ISSUED FOR MARKETING
RIGHTS AT
									350,000
		350

BALANCE AT DECEMBER 31, 1996       						1,575,000
									1,575
					4,950
		(798)

NET LOSS FOR PERIOD ENDED
DECEMBER 31, 1997




			(28,813)

SHARES ISSUED FOR
PROFESSIONAL FEES
				95,000          				95

SHARES ISSUED FOR CASH
			330,000         				330

SHARES ISSUED FOR CASH
					6,500            			6

										12,994

BALANCE AT DECEMBER 31, 1997          				2,006,500
			2,006           17,944
			(29,611)

NET LOSS FOR THE PERIOD
ENDED DECEMBER 31, 1998



												(34,453)

STOCKS ISSUED FOR CASH
		6,500              			7

	13,093

STOCKS ISSUED FOR DEBT SATISFACTION
	5,816                 6

		11,626

BALANCE AT DECEMBER 31, 1998           			2,018,886
		2,019 					 42,663
								(64,064)

NET LOSS FOR THREE MONTHS ENDED
				(40,018)
STOCK ISSUED FOR CASH
						52,500         					50
							52,450

STOCKS ISSUED FOR SERVICES
					14,981         					15
					24,985

BALANCE AT MARCH 31, 1999
			2,086,347       				2,084      	120,000
								(104,082)



AMERISTAR NETWORK, INC.
(A Development Stage Company)
Notes to Financial Statements

NOTE 1.   BUSINESS ACTIVITY

The Company was incorporated under the laws of the state of Delaware on September 23, 1996 using the name AMERISTAR NETWORK,
INC.

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware including, without limitation, to engage directly or through a subsidiary or subsidiaries in the business of acquiring, operate and or managing mortgage brokerage business and to develop, research, design, produce, buy, sell, license or otherwise deal in mortgage technology or related devises which are necessary, useful and desirable in connection with said business.

The Company has been in the development stage since its formation on September 23, 1996. Planned principal operations have not commenced.

NOTE  2.  SIGNIFICANT ACCOUNTING POLICIES

A.	The Company uses the accrual method of accounting.

B.	Revenues and directly related expenses are recognized in
the period when the goods are shipped to the customers.

C.	The Company considers all short term, highly liquid
investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D.	Primary Earnings Per Share amounts are based on the
weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

E.	Depreciation; The cost of property and equipment is
depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight-line method for reporting purposes and for tax purposes.

F.		Estimates; The preparation of the financial statements in
conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE  3.  MARKETING RIGHTS

On November 12, 1996, the Company issued 350,000 shares of its common stock to acquire a Computer Software Systems and Intellectual Property relating to loan origination and processing systems. The Company valued the Software License, Sale and Distribution Agreement at the par value ($350) of the shares issued. The territory covered by the license is described by the agreement as follows; All affiliated mortgage brokers of the purchaser, real estate sale officers, agents, brokers, and infinity groups, in the U.S.A. The initial term of the agreement is a period of ten years from November 12, 1996.

NOTE 4.    GOING CONCERN

The Company has nominal assets and no current operations with which to create operating capital. The Company seeks to raise operating capital with which to seek business opportunities to utilize the technology it has acquired.

NOTE 5.   PROPERTY AND EQUIPMENT

The Company capitalizes the purchased and fixtures for major purchases in excess of $300 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation.

The following is a summary of property and equipment at cost, less accumulated depreciation:




					1998						1997
								1996
Furniture and equipment			 							$
		2,523			$		2,523
	$		-0-
Less accumulated depreciation
	(5)    			 418)							(	-
0-)
  Total

	$1,628			$		2,105
	$		-0-


NOTE  6.   INCOME TAXES

The Company has adopted the provisions of SFAS No. 109
Accounting for Income Taxes.   SFAS 109 requires recognition of
deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue
Codes are met.  These losses are as follows:


  			Year of Loss
	Amount
	Expiration Date
 			    1996
		$   798
						2011
						1997
					28,813
								2012
						1998
				34,453
							2013

NOTE 7.    NOTES PAYABLE

The Company has five short-term notes payable to four individuals and a trust.

NOTE 7.    NOTES PAYABLE

The Company has five short-term
notes payable to four individuals
and a trust.
											1998
		 						1997
			1996
[S]

				[C]
		 [C]								 [C]
Note #1  To a related party
due on demand bearing interests						$ 	0
									$ 2,800
					$ 	0
At 8% per annum, note dated
September 2, 1997

Note #2  To  a trust due
on demand bearing interest at
8% Per annum, note dated
May 27, 1997
												0
	    							5,000     				0

Note #3  To an individual due
on demand bearing interest
At 18% per annum, note dated
February 11, 1997
								0
							2,750      			0

Note #4  To an individual due
on demand interest at 10% Per
annum, note dated
October 21, 1997
			1,000
	1,000								0

Note #5  To an individual due
May 11, 1997, interest at
18% per annum
													0
		            		0   	   5,000
Note #6  To an individual due in
ninety days at 18% per
			5,000        							0
			0
annum, note dated July 1, 1998

	Total
												$
	6,000							$ 11,550
	$ 5,000


NOTE  8.    RELATED PARTY TRANSACTIONS

The Company issued 350,000 shares of its common stock to an officer of the Company to acquire marketing rights (see note
3.).

The Company purchased furniture and fixtures and computer equipment for $2,524 from an officer of the Company.

NOTE 9.    NEW TECHNICAL PRONOUNCEMENTS

In February 1997, SFAS No. 129, Disclosure of Information about Capital Structure: was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129, effective with the fiscal year ended December 31, 1997.

Note #9 _ New Technical Pronouncements _ Continued

In June 1997, SFAS No. 130, Reporting Comprehensive Income was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130, with the fiscal year ended December 31, 1998. Adoption of SFAS 130, is not expected to have a material impact on the Company's financial statements.

NOTE 10.    SOFTWARE LICENSING PURCHASE AGREEMENT
On June 6, 1998, the Company entered into an Agreement with Mortgage Internet Technologies, (MIT), a New Mexico Corporation, to purchase through an exclusive license agreement the Wholesale Network Center portion of the Virtual Lender Software System and Intellectual Property. The agreement grants the Company perpetual usage of the license and technology for the United States of America, Mexico and Canada. The Agreement provides the Company with a ninety day period from the contract date to pay the entire purchase price of $150,000 and an addendum dated July 23, 1998, extended the time for payment by one hundred eighty days from the date of the addendum.

In the event the Company sells or licenses the Virtual Lender
Wholesale Network Center, MIT will receive a one time license and realty fee of %5 of the purchase price or overall license fee.

NOTE 11.    PRIVATE OFFERING OF COMMON STOCK

The Company offers for sale to residents of the States of New York, Florida, Oklahoma, and the District of Columbia, to accredited inventors in the State of Colorado, and outside the United States to non-US Residents, up to 100,000 Units (the Units), at $2.00 per Unit. Each Unit consists of one share of Common Stock ($.001 Par Value), and four Stock Purchase Warrants. Each Warrant entitles the holder thereof to purchase one share of Common Stock of the Company at a purchase price of $2.00. The original expiration date of the warrants was July 21, 1998, the Board of Directors extended the expiration date ninety days from the original expiration date and provided for an additional extension of ninety days if needed. The Company has the right to call in the Warrants on fifteen days notice, if not exercised by the holder prior to the expiration of the fifteenth day notice, if not exercised by the Holder prior to the expiration of the fifteen day's notice period, should the Company's Common Stock trade at or above a $2.75 reported closing bid or trade price for not less than ten consecutive trading days. The Offering is made in reliance upon an exemption from registration under the federal and state securities laws pursuant to the Regulation D, Rule 504, of the Securities and Exchange Commission, and is made outside of the United States in reliance upon an exemption from registration under Regulation S of the Securities and Exchange Commission.

NOTE 12 - SUBSEQUENT EVENTS

On April 26, 1999, the Company issued 5,500,000 shares of its common stock in exchange for 100% of CVS Technologies, Incas
shares of  common stock.   CVS Technologies, Inc. ( a Delaware
corporation) incorporated in March 23, 1999. This acquisition will be accounted for as a purchase. As of December 31, 1998 and March 31, 1999 (balance sheets date), CVS Technologies, Inc. has no recorded assets and liabilities that will significantly changed this financial statement.

On May 25, 1999, the Company issued 250,000 shares of its common stock in exchange for 100% of AmeriStar Mortgage, Inc. stocks. American Mortgage, Inc. (a Delaware corporation) incorporated in March 18, 1999. This acquisition will be accounted for as a purchase. As of December 31, 1998 and March 31, 1999 (balance sheets date), AmeriStar Mortgage, Inc. has no recorded assets and liabilities that will significantly changed this financial statement.

Report of Former Certified Public Accountant

Schvaneveldt and Company
Certified Public Account
275 East South Temple, Suite 300
Salt Lake City, Utah 84111
(801) 521-2392

U.S. Securities & Exchange Commission
Washington, D.C. 10549

The undersigned certifying accountants hereby acknowledge that they have review Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, as contained in the Form 10 Registration Statement being filed by AmeriStar Network, Inc., and that the undersigned concurs with the statements made therein by the Registrant concerning the change in the Registrant's independent accountant.

/s/Schvandeveldt & Company
Salt Lake City, Utah
July 28, 1999

Schvaneveldt and Company
Certified Public Account
275 East South Temple, Suite 300
Salt Lake City, Utah 84111
(801) 521-2392

Independent Auditor Report

Board of Directors
AMERISTAR NETWORK, INC.
(A Development State Company)

I have audited the accompanying balance sheets of AMERISTAR NETWORK, INC., as of July 31, 1998, December 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for the period ended July 31, 1998 and the years ended December 31, 1997 & 1996. These financial statements are the responsibility of the Company's management.
My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examine, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #4 to the financial statements, the Company has an accumulated deficit at July 31, 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of AMERISTAR NETWORK, INC., as of July 31, 1998, December 31, 1997 and 1996, and the results of its operations and its cash flows for the period ended July 31, 1998, and the years ended December 31, 1997 & 1996, in conformity with generally accepted accounting principles.

/s/ Darrell T. Schvaneveltd, C.P.A.


AMERISTAR NETWORK, INC.
(A Development Stage Company)
Balance Sheets July 31, 1998, December 31, 1997 & 1996




			July
						December
						December



		31, 1998
					31, 1997
						31, 1996
[S]


		[C]
								[C]
												[C]

Assets
Current Assets
	Cash in Bank

						$				3,651
										$
			4
		$  		9,677

Property & Equipment
	Computer & Equipment - Net

	1,490
				1,695
							-0-
	Furniture & Fixture - Net

				377
								410
												-0-

	Total Property & Equipment

	1,867
				2,105
							-0-

Other Assets
Software Distribution Rights
										149,023

	301
				346
Organization Costs - Net

	 753
						871
							 1,106
Total Other Assets

					149,776
										1,172
											1,452
Total Assets

									155,294

	3,281
	11,129

Liabilities & Stockholder's Equity
Current Liabilities
Accounts Payable

										308

	922
				254
Accrued Interest Payable

					126
									470
												148
Notes Payable

											6,000

	11,550
	  	5,000
Contracts Payable

						140,000
											-0-

		-0-

	Total Current Liabilities

		146,434
					12,942
							5,402
Stockholders' Equity
Preferred Stock, 10,000,000 Shares
Authorized at $0.001 Par Value
None Issued

												-0-

				-0-
							-0-
Common Stock, 90,000,000 Shares Authorized
at $0.001 Par Value, 2,018,766 Shares
2,006,500 Shares and 1,575,000 Shares
Issued & Outstanding Respectively
										2,019
												2,006

	1,575
Paid In Capital

								42, 463
											1,794
												4,950
Accumulated Deficit

						(	35,622)
							(	29,611)
									(			798)

Total Stockholders' Equity

		8,860
			(	9,661)
					5,727
Total Liabilities & Stockholders' Equity							$
				155,294
						$	3,281
			$				11,129

The accompanying notes are an integral part of these financial statements

AMERISTAR NETWORK, INC.(A Development Stage Company)
Statements of Operations
For the Accumulated Period September 23, 1996 (Inception Date) to
July 31, 1998 & the Period January 1, 1998 to July 31, 1998 & the Year Ended December 31, 1997 & the Period September 23, 1996 (Inception Date) to December 31, 1996




									July
						December
		December


			Accumulated								30, 1998
									31, 1997
					31, 1996
[S]

				[C]
					[C]
					[C]
					[C]
Revenues
											$
	-0-
		-0-
		-0-
		-0-
Expenses
	Amortization
											1,749
									1,396
									280
									73
	Professional Fees
					12,167
				1,280
		10,887
	-0-
	Interest Expenses
							2,690
							738
	 					1,804
				148
	Telephone

	1,591
	647
		944											-
0-
	Depreciation
												656
												238

	418											-0-
General & Administrative
Expenses

	9,933
	1,218
	8,283										432
Travel

		6,836
			494
		6,197										145

	Total Expenses
										35,622
									6,011
							28,813
					798

	Net Loss
												($
	35,622)										($6,011)
								($	28,813)
					($	798)

	Loss Per Share

													($
	.00)									($		.02)
						 ($		.00)


Weighted Average
	Shares Outstanding

								2,010,750
			1,739,740							1,575,000

The accompanying notes are an integral part of these financial statements

AMERISTAR NETWORK, INC.
(A Development Stage Company)
Statement of Stockholders' Equity
For the Period September 23, 1996 (Inception Date) to July 31, 1998



							Common 			Stock
					Paid In
										Accumulated


							Shares 			Amount
					Capital
												Deficit
[S]

						[C]						[C]
									[C]

						[C]

Balance, September 23, 1996
			-0-						-0-
						-0-

			-0-

Shares Issued for Organization
Costs at $.001 Per Share
		1,175,000				1,175
		-0-
												-0-

Shares Issued for Cash at
$.10 Per Share
											50,000
					50							4,950

									-0-

Shares Issued for Marketing
Rights at $.001 Per Share
			350,000						350
						-0-

			-0-

Loss for Period Ended
December 31, 1996



				( 798)

Balance, December 31, 1996
	1,575,000				1,575						4,950

						(			798)

Shares Issued for
Professional Fees at $.001
				95,000						95
						-0-

				-0-

Shares Issued for Cash at
$.001 Per Share
										330,000
				330								-0-

										-0-

Shares Issued for Cash at
$2.00 Per Share
												6,500
					6						12,994

										-0-

Loss for Period Ended
December 31, 1997



					(28,813)

Balance, December 31, 1997
	2,006,500				2,006						17,944

							(29,611)

Shares Issued for Cash
at $2.00 Per Share
									6,450
			7							12,893

									-0-
Shares Issued for Debt
Satisfaction at $2.00 Per Share
	5,816							6
		11,626

	-0-

Loss for Period Ended



									(  6,011)
July 31, 1998
Balance, July 31, 1998
			2,018,766				2,019
	42,464
								($35,622)


AMERISTAR NETWORK, INC.
(A Development Stage Company)
Statement of Cash Flows
Accumulated for the Period September 23, 1996 (Inception Date) to July 31,
1998 & the Period January 1, 1998 to July 31, 1998 & the Period January 1, 1998 to July 31, 1998 & the Period September 23, 1996 (Inception Date) to
December 31, 1996





		July										December
								December


										Accumulated
						31, 1998
			31, 1997								31, 1996
[S]

										[C]
											[C]
											[C]
											[C]
Cash Flows from Operating Activities
Net Loss

				($	35,622)
				($		6,011)						($
		28,813)							($   798)
Adjustments to Reconcile Net Loss
to Net Cash Used by Operating
Activities;
Amortization

				1,749
					1,396
			280
			73
Depreciation

					656
								238
							418
			-0-
Services for Stock in Lieu of Cash
				95
							-0-
							95
							-0-
	Changes in Operating Assets
	& Liabilities;
(Decrease) Increase in Accounts Payable
	308
			(	614)
		668
		254
Increase in Interest Payable
							126
							(			344)
								322
								148

Net Cash Used by Operating Activities						(
	32,688)
	(	5,335)						(			27,030)
									(			323)

Cash Flows from Investing Activities

Purchase of Computer Equipment
			(		2,054)
							-0-
	(				2,054)
				-0-
Purchase of Furniture
									(
	469)
		-0-							(
	469)					     			-0-
Purchase of Software
										(150,000)
								(150,000)
							-0-
							-0-

Net Cash Used by Investing Activities
	(152,523)
	(150,000)						(			2,523)
											-0-

Cash Flows from Financing Activities
Sale of Common Stock
												42,862
												24,532
								13,330
							5,000
Increase in Notes Payable
									11,550
												-0-
					  	6,550
					5,000
Increase in Contracts Payable
				150,000
				150,000
			-0-
				-0-
Payment of Notes
												(
15,550)											(
	15,550)										-0-
													-
0-

Net Cash Provided by Financing
Activities

				188,862
				158,982
	19,880
	10,000

Increase (Decrease) in Cash
								3,651
							3,647						(
	  9,673)
	9,677

Cash at Beginning of Period
									-0-
												4
									9,677
										-0-
Cash at End of Period
												3,651
											3,651
										4
										9,677


AMERISTAR NETWORK, INC.
(A Development Stage Company)
Statement of Cash Flows
Accumulated for the Period September 23, 1996 (Inception Date) to
July 31, 1998 & the Period January 1, 1998 to July 31, 1998 & the Year Ended December 31, 1997 & the Year Ended December 31, 1997 & the Period September 23, 1996 (Inception Date) to December 31, 1996
[CAPTION]




		July
	December								December


										Accumulated
						31, 1998
			31, 1997								31, 1996


Disclosure from Operating Activities
Interest

				$				2,557
				$			605
				$			1,804
	$				148
Taxes

										-0-
										-0-
											-0-
										-0-
Significant Non Cash Disclosure
1,075,000 Shares Issued for
Incorporation Expenses
											1,175
										-0-
											-0-
								1,175
95,000 Shares Issued for Expenses
						95
						-0-
								95
					1,175
350,000 Shares Issued for Distribution
Rights

											350
										-0-
											-0-
									350


AMERISTAR NETWORK, INC.
(A Development Stage Company)
  Notes to Financial Statements

NOTE 1.   BUSINESS ACTIVITY

The Company was incorporated under the laws of the state of Delaware on September 23, 1996 using the name AMERISTAR NETWORK, INC.

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware including, without limitation, to engage directly or through a subsidiary or subsidiaries in the business of acquiring, operate and or managing mortgage brokerage business and to develop, research, design, produce, buy, sell, license or otherwise deal in mortgage technology or related devises which are necessary, useful and desirable in connection with said business.

The Company has been in the development stage since its formation on September 23, 1996. Planned principal operations have not commenced.

NOTE  2.  SIGNIFICANT ACCOUNTING POLICIES

A. 	The Company uses the accrual method of accounting.

B. 	Revenues and directly related expenses are recognized in the period when the goods are shipped to the customers.

C. 	The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D. 	Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements.
Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

E. 	Depreciation; The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight-line method for reporting purposes and for tax purposes.

F. 	Estimates; The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates

NOTE  3.  MARKETING RIGHTS

On November 12, 1996, the Company issued 350,000 shares of its common stock to acquire a Computer Software Systems and Intellectual Property relating to loan origination and processing systems. The Company valued the Software License, Sale and Distribution Agreement at the par value ($350) of the shares issued. The territory covered by the license is described by the agreement as follows; All affiliated mortgage brokers of the purchaser, real estate sale officers, agents, brokers, and infinity groups, in the U.S.A. The initial term of the agreement is a period of ten years from November 12, 1996.

NOTE 4.    GOING CONCERN

The Company has nominal assets and no current operations with which to create operating capital. The Company seeks to raise operating capital with which to seek business opportunities to utilize the technology it has acquired.

NOTE5 - Depreciation

The Company capitalizes the purchased and fixtures for major purchases in excess of $300 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation.

Scheduled below are the assets, costs, lives and accumulated depreciation at July 31, 1998, December 31, 1997 and 1996.

										1998		 1997
	 1996	Depreciation Expenses		Accumulated Depreciation
Assets					Cost			Cost			Cost
	Life		1998		1997		 		1996
	1998  1997    1996
Furniture
Fixtures		$2,055		2,055			-0-				5
				206			359					-0-
	 			565    	359    -0-
Vehicles
Equipment		469		   469				-0-			7
					32				59
	-0-	 					91	 			 59
		-0-
 	Totals		$2,524		2,524				-0-
					238			418					-
0-						656			418				-
0-

 NOTE#6 - Income Taxes

The Company has adopted the provisions of SFAS No. 109 Accounting for Income Taxes. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows;

 					Year of Loss
	Amount					Expiration Date
 					    1996							$
798											2011
 					    1997
		28,813
	2012

 Current Tax Asset Value of Net Operating					1997
			1996
 	Loss Carryforwards at Current
 Prevailing Federal Tax Rate
						$	4,442		$ 		120
 Evaluation Allowance
											(	4,442)
	(			120)
 Net Tax Assets

		$		-0-			$			-0-
 Current Income Tax Expenses
								-0-
	-0-
 Deferred Income Tax Benefit
								-0-
	-0-



  NOTE 7.    NOTES PAYABLE

 The Company has five short-term notes payable to four individuals and a trust.
NOTE 7.    NOTES PAYABLE

The Company has five short-term
notes payable to four individuals
and a trust.
											1998
		 						1997
			1996
[S]

				[C]
		 [C]								 [C]
Note #1 To a related party
due on demand bearing interests						$ 	0
									$ 2,800
					$ 	0
at 8% per annum, note dated
September 2, 1997

Note #2  To  a trust due
on demand bearing interest at
8% Per annum, note dated
May 27, 1997
												0
	    							5,000     				0

Note #3 To an individual due
on demand bearing interest
At 18% per annum, note dated
February 11, 1997
								0
							2,750      			0

Note #4  To an individual due
on demand interest at 10% Per
annum, note dated
October 21, 1997
			1,000
	1,000								0

Note #5  To an individual due
May 11, 1997, interest at
18% per annum
													0
		            		0   	   5,000

Note #6  To an individual due in
ninety days at 18% per
			5,000        							0
			0
annum, note dated July 1, 1998

	Total
												$
	6,000							$ 11,550
	$ 5,000

NOTE  8.    RELATED PARTY TRANSACTIONS

The Company issued 350,000 shares of its common stock to an officer of the Company to acquire marketing rights (see note 3.).

The Company purchased furniture and fixtures and computer equipment for $2,524 from an officer of the Company.

 NOTE 9.    NEW TECHNICAL PRONOUNCEMENTS

In February 1997, SFAS No. 129, Disclosure of Information about Capital
Structure: was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129, effective with the fiscal year ended December 31, 1997.

Note #9: New Technical Pronouncements Continued

In June 1997, SFAS No. 130, Reporting Comprehensive Income was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130, with the fiscal year ended December 31, 1998. Adoption of SFAS 130, is not expected to have a material impact on the Company's financial statements.

In June 1997, SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information was issued effective for fiscal year beginning after December 31, 1997 with earlier application permitted. The Company has elected to adopt SFAS No. 131, effective with the fiscal year ended December 31, 1998. Adoption of SFAS No. 131, is not expected to have a material impact on the Company's financial statements.

NOTE 10.    SOFTWARE LICENSING PURCHASE AGREEMENT
On June 6, 1998, the Company entered into an Agreement with Mortgage Internet Technologies, (MIT), a New Mexico Corporation, to purchase through an exclusive license agreement the Wholesale Network Center portion of the Virtual Lender Software System and Intellectual Property. The agreement grants the Company perpetual usage of the license and technology for the United States of America, Mexico and Canada. The Agreement provides the Company with a ninety-day period from the contract date to pay the entire purchase price of $150,000 and an addendum dated July 23, 1998, extended the time for payment by one hundred eighty days from the date of the addendum.

In the event the Company sells or licenses the Virtual Lender Wholesale NetworkCenter, MIT will receive a one time license and realty fee of %5 of the purchase price or overall license fee.

 NOTE 11.    PRIVATE OFFERING OF COMMON STOCK

 The Company offers for sale to residents of the States of New York, Florida, Oklahoma, and the District of Columbia, to accredited investors in the State of Colorado, and outside the United States to Non-US Residents, up to 100,000 Units (the Units), at $2.00 per Unit. Each Unit consists of one share of Common Stock ($.001 Par Value), and four Stock Purchase Warrants.
Each Warrant entitles the holder thereof to purchase one share of Common Stock of the Company at a purchase price of $2.00. The original expiration date of the warrants was July 21, 1998, the Board of Directors extended the expiration date ninety days from the original expiration date and provided for an additional extension of ninety days if needed. The Company has the right to call in the Warrants on fifteen days notice, if not exercised by the holder prior to the expiration of the fifteenth day's notice, if not exercised by the Holder prior to the expiration of the fifteen day's notice period, should the Company's Common Stock trade at or above a $2.75 reported closing bid or trade price for not less than ten consecutive trading days. The Offering is made in reliance upon an exemption from registration under the federal and state securities laws pursuant to the Regulation D, Rule 504, of the Securities and Exchange Commission, and is made outside of the United States in reliance upon an exemption from registration under Regulation S of the Securities and Exchange Commission.

Item 14.  Exhibits, Financial Statements

14(a) Report of Independent Certified Public Accountant April
28, 1999
 						Financial Statements
 	Balance Sheets
 	Statement of Loss And Accumulated Deficit
 	Statements of Stockholder's Equity
 	Statements of Cash Flows
 	Notes to Consolidated Financial Statements

 Report of Independent Certified Public Accountant June 18, 1999
       Financial Statements
 	Balance Sheets
 	Statement of Loss And Accumulated Deficit
 	Statements of Stockholder's Equity
 	Statements of Cash Flows
 	Notes to Consolidated Financial Statements

Letter of Former Independent Certified Public Accountant July 28, 1999 Report of Former Independent Certified Public Accountant July 31, 1998

       Financial Statements
 	Balance Sheets
 	Statement of Loss And Accumulated Deficit
 	Statements of Stockholder's Equity
 	Statements of Cash Flows
 	Notes to Consolidated Financial Statements
 (b)  Reports on Form 8-K: Not Applicable
 (c)  Exhibits
 Exhibit No. 		         Description

			3(a)                Articles of Incorporation
			3(b)                By-laws
	 		4(a)                Specimen certificate of common stock
			10                  Other Documents


						(	a) Mortgage Internet Technologies Inc.

										Property Partial
Assignment

		(b)	Mortgage Internet Technologies, Inc.

									License Agreement

						(c)	Mortgage Internet Technologies Inc.

									Maintenance Agreement to
License

						(d)	Acquisition Agreement CVS Technologies

						(e)	Acquisition Agreement AMI

						(f)	Letter of Intent MIT

						(g)	Letter of Intent GMR


                            SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AmeriStar Network, Inc.
/s/ O. Russell Crandall, Jr.
O. RUSSELL CRANDALL, JR., President and Director
Date:  July 28, 1999

Pursuant to the requirements of the Securities Exchange Act of
1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.
/s/ O. Russell Crandall, Jr.
O. RUSSELL CRANDALL, JR., President/ Director
Date: July 28. 1999

/S/ Scott Stratton
 ___________________________________________
 SCOTT STRATTON, Vice President/Director
 Date: July 28, 1999
 /s/ James R. Herbert
 ___________________________________________
 JAMES R. HERBERT, Vice President/Director
 /s/ Leslie Catsman Avery
 ___________________________________________
 DAVID Tew, Vice President/Director

 Exhibit 3.1
 ARTICLES OF INCORPORATION

         STATE OF DELAWARE
         SECRETARY OF STATE
         DIVISION OF CORPORATIONS
         FILED 11:30 AM 09/23/1996
         960275091 - 2668582

CERTIFICATE OF INCORPORATION OF  AMERISTAR NETWORK, INC.
[CAPTION]
ARTICLE I

NAME

The name of the Corporation hereby created shall be AmeriStar Network, Inc.

                               ARTICLE II

                                DURATION

The Corporation shall continue in existence perpetually unless sooner dissolved according to law.

ARTICLE III

PURPOSES

The purpose for which this Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware including, without limitation, to engage directly or through a subsidiary or subsidiaries in the business of acquiring, operate and or managing mortgage brokerage business and to develop, research, design, produce, buy, sell, license or otherwise deal in mortgage technology or related devises which are necessary, useful and desirable in connection with said business;

To seek available business opportunities which have potential for profit, acquire, merge with or into, or be acquired by one or more other businesses;

To acquire, sell and otherwise, dispose of, deal in stocks, bonds, mortgages, securities, notes and commercial paper for corporations and individuals; To engage in any and all other lawful purposes, activities and pursuits, whether similar or dissimilar to the foregoing, and the Corporation shall have all powers allowed or permitted by the laws of the State of Delaware.

                               ARTICLE IV

                             CAPITALIZATION

The Corporation is authorized to issue two classes of shares, designated respectively.

                               ARTICLE V

                            CLASSES OF STOCK

A statement of the designations and the powers, preferences, and rights, and the rights, and the qualifications, limitations, or restrictions thereof, of the shares of stock which the Corporation shall be authorized to issue, is as follows:

(a) General Rights. All Stock of the Corporation shall have the rights and preferences as the Board of Directors, in its discretion may determine. Fully paid stock of the Corporation shall not be liable to any call and is non-assessable.
(b) Dividends. The holders of shares of Common and Preferred
Stock shall be entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor.

(c)Voting. Except as otherwise expressly provided by law, in all matters as to which the vote or consent of stockholders of the Corporation shall be required or be taken, including, any vote to amend these Articles of Incorporation to increase or decrease the par value, effect a stock split or combination of shares, or alter or change the powers, preferences or special rights of the Common or Preferred Stock, the holders of the Common Stock and the Preferred Stock shall be entitled to vote on all such matter, and the holder of the shares of Common Stock and Preferred Stock shall each have one (1) vote per share.

(d) Issuance of Rights and Warrants. The Corporation shall have the power to issue, with or without any connection to the issue, and sale of its Common Stock, Preferred Stock, or other securities, rights, warrants, or options entitling the holders thereof to purchase from the Corporation shares of its Common Stock, Preferred Stock, or other securities, upon which terms and conditions and at such times and for such consideration or price as the Board of Directors, in its discretion may determine. In the absence of fraud, the judgement of the directors as to the consideration for the issuance of such rights, warrants, or options and the sufficiency thereof shall be conclusive.
                                ARTICLE VI

                                BY-LAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the Corporation.

                              ARTICLE VII

                          MEETINGS AND RECORDS

Meetings of the stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation. Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

                              ARTICLE VIII

                         NO PRE-EMPTIVE RIGHTS

Shareholders of the Corporation shall not have pre-emptive rights to subscribe for or acquire additional shares of the Corporation, whether such shares be hereby or hereafter authorized.

                               ARTICLE IX

                      INDEMNIFICATION OF OFFICERS
                             AND DIRECTORS

The Corporation shall indemnify any and all persons who may
serve or who have served at any time as directors or officers, or who, at the request of the Board of Directors of the Corporation, may serve, or at any time have served as directors or officers of another corporation in which the Corporation at such time owned or may own shares of stock, or which it was or may be creditor, an their respective heirs, administrators, successors, and assigns,
against any and all expenses, including amounts  paid upon
judgment, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually or necessarily by such persons in  connection with the defense or settlement or any claim, action, suit, or  proceeding in which they, or any of them, are made parties, or a party to,  or which may be assessed against them or any of them, by reason of being or  having been directors or officers of the Corporation, or such other
corporation,   except in relation to matters as to which any
such director or officer of the Corporation, or such other corporation, or former director of officer shall be adjudged in any action, suit or proceeding to be liable for his own negligence of misconduct in the performance of his duties. Such indemnification shall be in addition to any other rights to which those indemnities may be entitled under any law, by-law, agreement, vote of stockholders or otherwise.

                               ARTICLE X

                    OFFICERS AND DIRECTORS CONTRACTS

      No contract or other transaction between this Corporation and any other firm or corporation shall be affected by the fact that a director or officer of this Corporation has an interest in, or is a director or officer of this Corporation or any other corporation. Any officer or director individually or with others, may be a party to, or may have and interest in, any transaction of this Corporation, or any transaction in which this Corporation is a party or has an interest. Each person who is or may become an officer or director of this Corporation is hereby relieved from liability he might otherwise obtain in the event such officer or director contracts with this Corporation for the benefit of himself or any firm or other corporation in which he may have an interest, provided such officer or director acts in good faith.

                               ARTICLE XI

                      REGISTERED OFFICE AND AGENT

The address of its registered office in the State of Delaware is 1220 North Market Street, Suite 606 City of
Wilmington, County of New Castle. The name of its registered agent at such address is Registered Agents, Ltd.

                              ARTICLE XII

                               AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                              ARTICLE XIII

                               DIRECTORS

The Corporation shall have not less than One (1) nor more than nine (9) directors as determined, from time to time, by the Board of Directors. The original Board of Directors shall be comprised of three (3) persons. The names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders and until their successors are elected and shall qualify are as follows:

      Name                     					Address

 O. Russell Crandall, Jr.           2100 Bengal Blvd. #105
                                    Salt Lake City, Utah 84121

 Shirman Milliner                   1604 W. Village Rd. X-3
                                    St. George, Utah 84770

 Bryan Richmond                     4141 Highland Drive 307
                                    Salt Lake City, Utah 84124


                              ARTICLE XIII

                              INCORPORATOR

The name and address of the incorporator for this Corporation is as follows:

Name                     					Address

O. Russell Crandall, Jr.      2100 Bengal Blvd. #105
                              Salt Lake City, Utah 84121

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 20th day of September, 1996.

DATED this 20th day of September, 1996.

/s/O.Russell Crandall, Jr.
	O. Russell Crandall, Jr.

 STATE OF UTAH
 COUNTY OF SALT LAKE

On the 20th day of September, 1996, personally appeared before me O. Russell Crandall, Jr., who duly acknowledged to that he executed these Articles of Incorporation for the uses and purposes therein expressed.


	/s/Merry Dawn Johnson
 (SEAL)
 NOTARY PUBLIC
 MERRY DAWN JOHNSON
 95 West 650 South, St. George, UT 84770
 My Commission Expires January 26, 1998
 STATE OF UTAH

EXHIBIT 3.2(b)

			STATE OF DELAWARE
			SECRETARY OF STATE
			DIVISION OF CORPORATIONS

			FILED 09:00 AM 03/24/1999
			991113580-3020229

CERTIFICATE OF INCORPORATION  OF AmeriStar Mortgage, Inc.
A CLOSE CORPORATION
[CAPTION]

 	FIRST:	The name of the corporation is: AmeriStar
Mortgage Inc.
 	SECOND:	Its registered office in the State of Delaware is
located at 25 Greystone Manor, Lewes, DE 19958-9776, County of
Sussex.  The registered agent in charge thereof is Harvard
Business Services, Inc.
 	THIRD:	The purpose of the corporation is to engage in
any lawful activity for which corporations may be organized
under the General Corporation Law of Delaware.
 	FOURTH:	The total umber of shares of stock which the
corporation is authorized to issue is 1,500 shares having a par value of $0.00 per share.
 	FIFTH:	The corporation shall make no offering of any of
its stock which would constitute a public offering within the meaning of the U.S. Act of 1933, as amended.
 	SIXTH:	The corporation shall be managed by the
stockholders without a Board of Directors.  The stockholders need not call a meeting to elect directors.  The stockholders are deemed to be directors and shall be subject to all
liabilities of the Directors under section 351 of the Delaware
Code.
 	SEVENTH:	All of the corporation's issued stock, exclusive
of treasury shares, shall be held of record by not more than thirty (30) persons.
 	EIGHTH:	All of the issued stock shall be subject to the
following restriction on transfer permitted by Section 202 of the General Corporation Law: Each stockholder shall offer to the Corporation or to other stockholders of the corporation a thirty (30) day first refusal option to purchase his stock
should he elect to sell his stock.
 	NINTH:	The incorporator is Harvard Business Services,
Inc., whose mailing address is 25 Greystone Manor, Lewes, DE
19958-9776.
 	TENTH:	To the fullest extent permitted by the Delaware
General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, Richard H. Bell, for the purpose of forming a corporation under the laws of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this ] 18th day of March, 1999.

Signed and Attested to by: Richard H. Bell, President & Secretary

 				HARVARD BUSINESS SERVICES, INC.

 Exhibit 3.2(c)

		STATE OF DELAWARE
		SECRETARY OF STATE
		DIVISION OF CORPORATIONS
		FILED 09:00 AM 03/24/99

	CERTIFICATE OF INCORPORATION OF CVS TECHNOLOGIES, INC.

FIRST:	The name of this corporation shall be: 	CVS TECHNOLOGIES, INC.

SECOND:	Its registered office in the State of Delaware is to
be located at 1013 Centre Road, in the City of Wilmington, County of new Castle, 19805, and its registered agent at such address is THE COMPANY CORPORATION.

THIRD:	The purpose or purposes of the corporation shall be:
To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH:	The total number of shares of stock which this
corporation is authorized to issue is: One Thousand Five Hundred
(1,500) shares without par value.

FIFTH:	The name and mailing address of the incorporator is as
follows:

 Chennell Mowbray
 The Company Corporation
 1013 Centre Road
 Wilmington, DE 19805

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

IN WITNESS WHEREOF, The undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this twenty-third day of March, A.D. 1999.

 /s/ Chennell Mowbray, Incorporator

 EXHIBIT 3.3(a)
 <SEQUENCE>

 [DESCRIPTION]BY-LAWS OF AMERISTAR NETWORK, INC.

ARTICLE I - OFFICES

Section 1. The registered office of the corporation in the State of Delaware shall be at Registered Agents, Ltd. 1220 North
Market Street Suite 606, Wilmington, Delaware, 19801.

Section 2. The Corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

                            ARTICLE II - SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware".

                  ARTICLE III - STOCKHOLDERS' MEETINGS

      Section 1. Meetings of the stockholders shall be held at the registered office of the corporation in this state or at such place, either within or without the state, as may be selected from time to tome by the Board of Directors.
      Section 2. ANNUAL MEETINGS: The annual meeting of the stockholders shall be held on the 1st day of May in each year if not a legal holiday, and if a legal holiday, then on the next secular day following at 2:00 o'clock P. M., when they shall elect a Board of Directors and transact such other business as may properly be brought before the meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient.

      Section 3. ELECTIONS OF DIRECTORS: Elections of the directors of the corporation be by written ballot.

      Section 4.  SPECIAL MEETINGS:   Special meetings of the
 stock-holders may be called at any time by the President, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting,, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting
and give notice thereof,   the person or persons calling the
meeting may do so.

      Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent.

      Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least Ten days before such meeting, unless a greater period of notice is required by statute in a particular case.

      Section 5. QUORUM: A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy,
 shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

      Section 6. PROXIES: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action
 in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

      A duly executed proxy shall be irrevocable if it states that it is irrevocable and if , and only as long as, it is coupled with and interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

      Section 7. NOTICE OF MEETINGS: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

      Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

      Section 8. CONSENT IN LIEU OF MEETINGS: Any action required to be taken at any annual or special meeting or stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all share entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

      Section 9. LIST OF STOCKHOLDERS: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

                         ARTICLE IV - DIRECTORS

      Section 1.  The business and affairs of this corporation
shall be  managed by its Board of Directors,   Three in number.
The directors need not be residents of this state or stockholders in the corporation. They shall be elected by the stockholders at the annual meeting of stockholders of the corporation, and each director shall be elected for the term of one year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

      Section 2.  REGULAR MEETINGS:   Regular meetings of the
Board shall be held without notice at the registered office of the corporation, or at such other time and place as shall be determined by the Board.
	Section 3.  SPECIAL  MEETINGS:
Special Meetings of the Board may be called by the President on Ten days notice to each director, either personally or by mail or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.

      Section 4.  QUORUM:   A majority of the total number of
 directors shall constitute a quorum for the transaction of business.

      Section 5. CONSENT IN LIEU OF MEETING: Any action required or permitted to be taken at any meeting of the Board of
Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or
committee.   The Board of Directors may hold its meetings, and
have an office or offices, outside of this state.

      Section 6.  CONFERENCE TELEPHONE:   One or more directors
 may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

      Section 7.   COMPENSATION:    Directors as such, shall not
 receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board PROVIDED, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.
      Section 8.   REMOVAL:    Any director or the entire Board
of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that when cumulative voting is permitted, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which he is a part.

                          ARTICLE V - OFFICERS

      Section 1. The executive officers of the corporation shall be chosen by the directors and shall be a President, Secretary and
 Treasurer. The Board of Directors may also choose a Chairman, one or more Vice Presidents and such other officers as it shall deem necessary. Any number of offices may be held by the same person.

      Section 2.   SALARIES:   Salaries of all officers and
agents of the
 corporation shall be fixed by the Board of Directors.

      Section 3.   TERM OF OFFICE:   The officers of the
corporation shall hold office for one year and until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever in its judgment the best interest of the corporation will be served thereby.

 Section 4.   PRESIDENT:   The President shall be the chief
executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any
other officer or officers of the corporation.   He shall execute
bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be EX-OFFICIO a member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.

      Section 5.   SECRETARY:   The Secretary shall attend all
sessions of the Board and all meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors
or President , and under whose supervision he shall be.   He
shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

      Section 6.   TREASURER:    The Treasurer shall have custody
 of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

                        ARTICLE VI  - VACANCIES

      Section 1. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise, shall be filled by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these By-Laws.

Section 2.  RESIGNATION EFFECTIVE AT FUTURE DATE:
When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

                    ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of it's stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's
interest as a stockholder.   In every instance where an attorney
or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

           ARTICLE VII  - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and the Secretary.

Section 2. TRANSFERS: Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefor, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent in law.
Section 3. LOST CERTIFICATE: The corporation may issue a new certificate of stock in the place of any certificate theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 4.  RECORD DATE:    In order that the corporation
may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

      If no record date is fixed:
           (a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholder shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the ] meeting is held.
           (b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.
          (c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.
           (d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting: provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. DIVIDENDS: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

      Section 6.  RESERVES:   Before payment of any dividend
there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conductive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

                 ARTICLE IX - MISCELLANEOUS PROVISIONS

      Section 1.  CHECKS:   All checks or demands for money and
 notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.
      Section 2. FISCAL YEAR: The fiscal year shall begin on the first day of January.

      Section 3.  NOTICE:    Whenever written notice is required
 to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

      Section 4.  WAIVER OF NOTICE:   Whenever any written notice
 is required by statute, or by the Certificate or the By-Laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

      Section 5.   DISALLOWED COMPENSATION:   Any payment made to
 an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

      Section 6. RESIGNATIONS: Any director or other officer may resign at any time, such resignation to be in writing and to take effect
 from the time of its receipt by the corporation, unless some time be fixed in the resignation shall not be required to make it effective.
                      ARTICLE X  - ANNUAL STATEMENT

      Section 1. The President and the Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a Certified Public Accountant.

            ARTICLE XI  -  - INDEMNIFICATION AND INSURANCE:

      Section 1. (a) RIGHT TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation of is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee or agent or in any other capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonable incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expense incurred in defending any such proceeding in advance of its final disposition: provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise.
The Corporation may, by action of it Board of Directors, provide indemnification to employee and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

     (b)   RIGHT OF CLAIMANT TO BRING SUIT:
      If a claim under paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may be at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and , if successful in whole or in part, the claimant shall be entitled to be paid also
the expense of prosecuting such claim.   It shall be a defense
to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard or conduct.

      (c) Notwithstanding any limitation to the contrary contained in sub- paragraphs (a) and (b) of this section, the corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matter referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

      (d)    INSURANCE:

      The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the
 Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

                       ARTICLE XII  - AMENDMENTS
      Section 1. These By-Laws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

 EXHIBIT 3.3(b)
 <SEQUENCE>
 [DESCRIPTION]BY-LAWS OF AMERISTAR MORTGAGE INC.

 ARTICLE I

 OFFICES

 	Section 1.	PRINCIPAL OFFICE.	The principal office for
the transaction of business of the corporation shall be fixed or may be changed by approval of a majority of the authorised
Directors, and additional offices may be established and maintained at such other place or places as the Board of Directors may from time to time designate.

 	Section 2.	OTHER OFFICES.	Branch or subordinate offices
may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business.

 ARTICLE II

 DIRECTORS - MANAGEMENT

 Section 1.	RESPONSIBILITY OF BOARD OF DIRECTORS.  Subject to
the provisions of applicable law and to any limitations in the Article of Incorporation of the corporation relating to action required to be approved by the Shareholders, or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by
or under the direction of the Board of Directors.   The Board
may delegate the management of the day-to-day operation of the business of the corporation to an executive committee or others, provided that the business and affairs of the corporation shall b managed and all corporate powers shall be exercised under the ultimate direction of the Board.

 	Section 2.	STANDARD OF CARE.	Each Director shall
perform the duties of a Director, including the duties as a member of any committee of the Board upon which the Director may serve, in good faith, in a manner such Director believes to be in the best interests of the corporation, and with such scare, including reasonable inquiry, as an ordinary prudent person in a like position would use under similar circumstances.

 	Section 3.	NUMBER AND QUALIFICATION OF DIRECTORS.	The
authorized number of Directors shall be three (3) until changed by a duly adopted amendment to the Articles of Incorporation or by an amendment to this by-law adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

 	Section 4.	ELECTION AND TERM OF OFFICE OF DIRECTORS.
	Directors shall be elected at each annual meeting of the Shareholders to hold office until the next annual meeting. Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until la successor has been elected and qualified.

 	Section 5.	VACANCIES.	Vacancies in the Board of
Directors may be filled by a majority of the remaining
Directors, though less than a quorum, or by a sole remaining Director, except that a vacancy created by the removal of a Director by the vote or written consent of the Shareholders or by court order may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of holders of a majority of the outstanding shares entitled to vote. Each Director so elected shall hold office until the next annual meeting of the Shareholders and until a successor has been elected and qualified.

 	A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of the death, resignation, or removal of any Director, or if the Board of Directors by resolution declares vacant the office of a Director who has been declared of unsound mind by an order of court or convicted of a felony, or if the authorized number or Directors is increased or if the Shareholders fail, at any meeting of Shareholders at which any Director or Directors are elected, to elect the number of Directors to be voted for at that meeting.

 	The Shareholders may elect a director or Directors at any time to fill any vacancy or vacancies not filled by the Directors, but any such election by written consent shall require the consent or a majority of the outstanding shares entitled to vote.

 	Any Director may resign effective on giving written notice to the Chairman of the Board, the President, the Secretary, or the Board of Directors, unless the notice specifies a later time ro that resignation to become effective. If the resignation of a Director is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

 	No reduction of the authorized number of Directors shall have the effect of removing any Director before that Directors' term of office expires.

 	Section 6.	REMOVAL OF DIRECTORS.	Subject to
applicable law, the entire or any individual Director may be removed from office. In such case, the remaining Board members may elect a successor Director to fill such vacancy for the remaining unexpired term of the Director so removed.

 	Section 7.	NOTICE, PLACE AND MANNER OF MEETINGS.
	Meetings of the Board of Directors may be called by the Chairman of the Board or the President, or any Vice President, or the Secretary or any two (2) Directors and shall be held at the principal executive office of the corporation, unless some other place is designated in the notion of the meeting. Members of the Board may participate in a meeting through use of a conference telephone or similar communications equipment so long as all members participating in such a meeting can hear one another. Accurate minutes of any meeting of the Board or any committee thereof, shall be maintained by the Secretary or other Officer designated for that purpose.

 	Section 8.	ORGANIZATIONAL MEETINGS.	The organization
meetings of the Board of Directors shall be held at the corporate offices, or such other place as may be designated by the Board of Directors, as follows:

 Time of Regular Meeting:	9:00 a.m.
 Date of Regular Meeting:	Last Friday of every month

 	If said day shall fall upon a holiday, such meetings shall be held on the next succeeding business day thereafter. No notice need to given of such regular meetings.

 	Section 10.	SPECIAL MEETINGS - NOTICES - WAIVERS.
Special meetings of the Board may be called at any time by the President or, if he or she is absent or unable or refuses to act, by any Vice President or the Secretary or by any two (2) Directors, or by one (1) Director if only one is provided.

 	At least forty-eight (48) hours notice of the time and place of special meetings shall be delivered personally to the Directors or personally communicated to them by a corporate Officer by telephone or telegraph. If the notice is sent to a Director by letter, it shall be addressed to him or her at his or her address as it is shown upon the records of the corporation, or if it is not so shown on such records or if not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed, it shall be deposited in the United States mail, postage prepaid, in the place in which the principal executive office of the corporation is located at least four (4) days prior to the time of the holding of the meeting. Such mailing, telegraphing, telephoning or delivery as above provided shall be due, legal and personal notice to such Director.

 	When all of the Directors are present at any Directors' meeting, however, called or noticed, and either (i) sign a written consent thereto on the records of such meeting, or, (ii) if a majority or the Directors is present and if those not present sign a waiver of notice of such meeting or a consent to holding the meeting or an approval of the minute thereof, whether prior to or after the holding of such meeting, which said waiver, consent or approval shall be filed with the Secretary of the corporation, ro, (iii) if a Director attends a meeting without notice but without protesting, prior thereto or at its commencement, the lace of notice, then the transactions thereof are as valid as if had at a meeting regularly called and noticed.

 	Section 11.	DIRECTORS' ACTION BY UNANIMOUS WRITTEN
CONSENT.
 Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of Directors, if authorized by a writing sighed individually or collectively by all members of the Board. Such consent shall be filed with the regular minutes of the Board.

 	Section 12.	QUORUM.	A majority of the number or
Directors as fixed by the Articles of Incorporation or By-Laws shall be necessary to constitute a quorum for the transaction of business, and the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors present at any meeting at which there is a quorum for the transaction of business, and the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors, in the absence of a quorum, may adjourn from time to time, but may not transact any business. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of Directors, if any action taken is approved by a majority of the required quorum for such meeting.

 	Section 13.	NOTICE OF ADJOURNMENT.	Notice of the time
and place of holding an adjourned meeting need not be given to absent Directors if the time and place be fixed at the meeting adjourned and held within twenty-four (24) hours, but if adjourned more than twenty-four hours, notice shall be given to all Directors not present at the time of the adjournment.

 	Section 14.	COMPENSATION OF DIRECTORS.	Directors, as
such, shall not receive any stated salary for their services, but by resolution of the Board a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board; provided that nothing herein continued shall be construed to preclude any Director from serving the corporation in any other capacity and receiving compensation therefor.

 	Section 15.	COMMITTEES.	Committees of the Board may
be appointed by resolution passed by a majority of the whole
Board. Committees shall be composed of two (2) or more members of the Board and shall have such powers of the Board as may be expressly delegated to it by resolution of the Board of Directors, except those powers expressly made non-delegable by applicable law.

 	Section 16.	ADVISORY DIRECTORS.	The Board of Directors
from time to time may elect one or more persons to be Advisory
Directors who shall not by sch appointment be members of the Board of Directors. Advisory Directors shall be available from time to time to perform special assignments specified by the President, to attend meetings of the Board of Directors upon invitation and to furnish consultation to the Board. The period during which the title shall be held may be prescribed by the Board of Directors. If no period is prescribed, the title shall be held at the pleasure of the Board.

 	Section 16.	RESIGNATIONS.  Any Director may resign
effective upon giving written notice to the Chairman of the Board, the President, the Secretary or the Board of Directors of the Corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

 ARTICLE III
 OFFICERS

 	Section 1.	OFFICERS.  The officers of the corporation
shall be a President, a Secretary, and a Chief Financial
Officer. The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more
Vice Presidents, one or more Assistant Secretaries, or one or more Assistant Treasurers, and such other Officers as may be appointed in accordance with the provisions of Section 3 of this Article. Any number or offices may be held by the same person.

 	Section 2.	ELECTION.	The Officers of the corporation,
except such Officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall be removed or otherwise disqualified to serve or a successor shall be elected and qualified.

 	Section 3.	SUBORDINATE OFFICERS, ETC.	The Board of
Directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided by the by-Laws or as the Board of Directors may from time to time determine.

 	Section 4.	REMOVAL AND RESIGNATION OF OFFICERS.
	Subject to the rights, if any, of any officer under any contract of employment, any Officer may be removed, either withe cause, by the Board of Directors, at any regular or special meeting of the Board, or except in case of an Officer chosen by the Board of Directors by any Officer upon whom such power of removal may be conferred by the Board of Directors.

 	Any Officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the Officer is a party.

 	Section 5.	VACANCIES.	A vacancy in any office
because death, resignation, removal, disqualification or any other cause shall be filed in the manner prescribed in the By-
Laws for regular appointment to that office.

 	Section 6.	CHAIRMAN OF THE BOARD.	The Chairman of the
Board, if such an officer be elected, shall, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned by the Board of Directors or prescribed by the By-Laws.
If there is no President, the Chairman of the Board shall in addition by the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in Section 7 of this Article.

 	Section 7.	PRESIDENT/CHIEF EXECUTIVE OFFICER.	Subject
to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an Officer, the President shall be the Chief Executive Officer of the corporation and shall , subject to the control of the Board of Directors, have general supervision, direction and control of the business and Officers of the corporation. He or she shall preside at all meetings of the Shareholders and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. The President shall be ex officio a member of all the standing committees, including the Executive Committee, if any, and shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or by the By-Laws.

 	Section 8.	VICE PRESIDENT.	In the absence or
disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to, all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other dirties as from time to time may be prescribed for them respectively by the Board of Directors or the By-Laws.

 	Section 9.	SECRETARY.	The Secretary shall keep, or
cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings of Directors and Shareholders, with the time and place of holding, whether regular or special, and if special, ow authorized, the notice thereof given, the names of those present at Directors meetings, the number of shares present or represented at Shareholders' meetings and the proceedings thereof.

 	The Secretary shall keep, or cause to be kept, at the principal office or at the office of the corporation's transfer agent, a share register, or duplicate share register showing the names of the Shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

 	The Secretary shall give, or cause to be given, notice of all the meetings of the Shareholders and of the Board of Directors required by the By-Laws or by law to be given. He or she shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the By-Laws.

 	Section 10.	CHIEF FINANCIAL OFFICER.  The Chief
Financial Officer shall keep and maintain, or cause to be kept and maintained in accordance with generally accepted accounting principles, adequate and correct accounts of the properties and business transaction s of the corporation, including accounts of its assets, earnings (or surplus) and shares. The books of accounts shall at all reasonable times be open to inspection by any Director.

 	This Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the v, shall render to the president and Directors, whenever they request it, an account of all of his or her transactions and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or By-Laws.

 ARTICLE IV

 SHAREHOLDERS' MEETINGS

 	Section 1.	PLACE OF MEETINGS.	All meetings of the
Shareholders shall be held at the principal executive office of the corporation unless some other appropriate and convenient location be designated for that purpose from time to time by the Board of Directors.

 	Section 2.	ANNUAL MEETINGS.	The annual meetings of
the Shareholders shall be held, each year, at the time and on the day following:

 Time of Meeting:	10:00 a.m.
 Date of Meeting:	April 20th

 	If this day shall be a legal holiday, then the meeting shall be held on the next succeeding business day, at the same hour. At the annual meeting, the Shareholders shall elect a Board of Directors, consider reports of the affairs of the corporation and transact such other business as may be property brought before the meeting.

 	Section 3.	SPECIAL MEETINGS.	Special meetings of the
Shareholders may be called at any time by the Board of Directors, the Chairman of the Board, the President, a Vice
President, the Secretary, or by one or more Shareholders holding not less than one-tenth (1/10) of the voting power of the corporation. Except as next provided, notice shall be given as for the annual meeting.

 	Upon receipt of a written request addressed to the Chairman, President, Vice President, or Secretary, mailed or delivered personally to such Officer by any person (other than the Board) entitled to call a special meeting of Shareholders, such Officer shall cause notice to be given, to the Shareholders, entitled to vote, that a meeting will be held at a time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (6) days after the receipt of such request. If such notice is not given within twenty (2) days after receipt of such request, the persons calling the meeting may give notice thereof in the same manner provided by these By-Laws.

 	Section 4.	NOTICE OF MEETINGS - REPORTS.	Notice of
meetings, annual or special, shall be given in writing not less than ten (10) nor more than sixty (60) days before the date of the meeting to Shareholders entitled to vote thereat. Such notice shall be given by the Secretary or the Assistant Secretary, or if there by no such Officer, or in the case of his or here neglect or refusal, by any Director or Shareholders.

 	Such Notices or any reports shall be given personally or by mail and shall be sent to the Shareholders's address appearing on the books of the corporation, or supplied by him or her to the corporation for the purpose of the notice.

 	Notice of any meeting of Shareholders shall specify the place, the day and the hour of meeting, and (1) in case of a special meeting, the general nature of the business to be transacted and no other business may be transacted, or (2) in the case of an annual meeting, those matters which Board at date of mailing intends to present for action by the Shareholders.
At any meetings where Directors are to be elected notice shall include the names of the nominees, if any, intended at date of notice to be presented by management for election. If a Shareholder supplies no address, notice shall be deemed to have been given if mailed to the place where the principal executive office of the corporation is situated, or published at least once in some newspaper of general circulation in the County of said principal office.

 If a Shareholder supplies no address, notice shall be deemed to have been given if mailed to the place where the principal executive office of the corporation is situated, or published at least once in some newspaper of general circulation in the County of said principal office.

 	Notice shall be deemed given at the time it is delivered personally or deposited in the mail or sent by other means of written communication. The Officer giving such notice or report shall prepare and file an affidavit or declaration thereof.

 	When a meeting is a is adjourned for forty-five (45) days or more, notice of the adjourned meeting shall be given as in case of an original meeting. Save, as aforesaid, it shall not be necessary to give any notice of adjournment or of the business to be transacted at an adjourned meeting other than by announcement at the meeting at which said adjournment is taken.

 	Section 5.	WAIVER OF NOTICE OR CONSENT BY ABSENT
SHAREHOLDERS. The transactions of any meeting of Shareholders, however called and notice, shall be valid as though had a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the Shareholders entitled to vote, not present in person or by proxy, sign a written waiver of notice, or a consent to the holding of such meeting or an approval shall be filed with the corporate records or made a part of the minutes of te meeting. Attendance shall constitute a waiver of notice, unless objection shall be made as provided in applicable law.

 	Section 6.	Shareholders ACTION WITHOUT A MEETING -
DIRECTORS
 Any action which may be taken at a meeting of the Shareholders, may be taken without a meeting or notice of meeting if authorized by a writing signed by all of the Shareholders entitled to vote at a meeting for such purpose, and filed with the Secretary of the corporation, provided, further, that while ordinarily Directors can be elected by unanimous written consent, if the Directors fail to fil a vacancy, then a Director to fill that vacancy may be elected by the written consent of persons holding a majority of shares entitled to vote for the election of Directors.

 	Section 7.	OTHER ACTIONS WITHOUT A MEETING.    Unless
otherwise provided for under applicable law for the Articles of Incorporation, any action which may be taken at any annual or special meeting of Shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

 	Unless the consents of all Shareholders entitled to vote
have been solicited in writing,
 		(1)	Notice of any Shareholder approval without a
meeting by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval, and

 (2)	Prompt notice shall be give of the taking of any
other corporate action approved by Shareholders without a meeting be less than unanimous written consented to each of those Shareholders entitled to vote who have not consented in writing.

 	Any Shareholder giving a written consent, or the Shareholder's proxyholders, or a transferred of the shares of a personal representative or their respective proxyholders, may revoke the consent by a writing received by the corporation prior to the time that written consents of the number or shares required to authorize the proposed action have been filed with the Secretary of the corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the Secretary of the corporation.

 	Section 8.	QUORUM.	The holder of a majority of the
shares entitled to vote thereat, present in person, or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by law, by the Articles of Incorporation, or by these By-Laws. If, however such majority shall not be present or represented at any meeting of the Shareholders, the shareholders represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person, or by proxy, shall have the power to adjourn the meeting from time to time, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented, any business may be transaction which might have been transacted at a meeting as originally notified.

 	If a quorum be initially present, the Shareholders may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken is approved by a majority of the Shareholders required to initially constitute a quorum.

 	Section 9.	VOTING	Only persons in whose names shares
entitled to vote stand on the stock records of the corporation on the day of any meeting of Shareholders, unless some other day be fixed by the Board of Directors for the determination of Shareholders of record, and then on such other day, shall be entitled to vote at such meeting.

 	Provided the candidate's name has been placed in nomination prior to the voting and one or more Shareholders has given notice at the meeting prior to the voting of the Shareholder's intent to cumulate the Shareholder's votes, every Shareholder entitled to vote at any election for Directors of any corporation for profit may cumulate their votes and give one candidate a number of notes equal to the number or Directors to be elected multiplied by the number or votes to which his or her shares are entitled to, or distribute his or her votes on the same principle among as many candidates as he or she thinks fit.

 	The candidates receiving the highest number or votes up to the number or Directors to be elected are elected. The Board of Directors may fix a time in the future not exceeding thirty (30) days preceding the date of any meeting of Shareholders or the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the Shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any allotment of rights or to exercise the rights in respect to any such change, conversion or exchange of shares. In such case only Shareholders or record on the date so fixed shall be entitled to notice of and to vote at such meeting, to receive such dividends, distribution or allotment of rights, or to exercise such rights, as the case may be notwithstanding any transfer of any share on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period.

 	Section 10.	PROXIES.  Every Shareholder entitled to
vote, or to execute consents, may do so, either in person or by written proxy, executed in accordance with the provisions of applicable law filed with the Secretary of the corporation.

 	Section 11.	ORGANIZATION.  The President, or in the
absence of the President, any Vice President, shall call the meeting of the Shareholders to order, and shall act as Chairman of the meeting. In the absence of the President and all of the Vice Presidents, Shareholders shall appoint a Chairman for such meeting. The Secretary of the corporation shall act as Secretary of all meetings of the Shareholders, but in the absence of the Secretary at any meeting of the Shareholders', the presiding Officer may appoint any person to act as Secretary of the meeting.

 	Section 12.	INSPECTORS OF ELECTION.  In advance of any
meeting of Shareholders, the Board of Directors may, if they so elect, appoint inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election be not so appointed, or if any persons so appointed fail to appear or refuse to act, the chairman of any such meeting may, and on the request of any shareholder or his or her proxy shall, make such appointment at the meeting in which case the number of inspectors shall be either one (1) or three (3) as determined by a majority of the Shareholders represented at the meeting.

 ARTICLE V

 CERTIFICATES AND TRANSFER OF SHARES

 	Section 1.	CERTIFICATES FOR SHARES.  Certificates for
shares shall be of such form and device as the Board of Directors may designate and shall state the name of the record holder of the shares represented thereby; its number; date of issuance; the number of shares for which it is issued; a statement of the rights, privileges preferences and restriction, if any; a statement as to the redemption or conversion, if any;
a statement of liens or restrictions upon transfer or voting, if any; if the shares be assessable or, if assessments are collectible by personal action, a plain statement of such facts.

 	All certificates shall be signed in the name of the corporation by the Chairman of the Board or Vice Chairman of the Board or the President or Vice President and by the Chief Financial Officer or an assistant treasurer or the Secretary or any Assistant Secretary, certifying the number of shares and the class or series of shares owned by the Shareholder.

 	Any or all of the signatures on the certificate may be facsimile. In case any Officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that Officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an Officer, transfer agent, or registrar at the date of issuance.

 	Section 2.	TRANSFER ON THE BOOKS.  Upon surrender to
the Secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

 	Section 3.	LOST OR DESTROYED CERTIFICATES.  Any person
claiming a certificate or stock to be lost or destroyed shall make an affidavit or affirmation of that fact and shall, if the Directors so require, give the corporation a bond of indemnity, in form and with one or more sureties satisfactory to the Board, in at least double the value of the stock represented by said certificate, whereupon a new certificate may be issued int8he same tender and for the same number of shares as the one alleged to the lost or destroyed.

 	Section 4.	TRANSFER AGENTS AND REGISTRARS.  The Board
of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars which shall be an incorporated balk or trust company, either domestic or foreign, who shall be appointed at such times and places as the requirements of the corporation may necessitate and the Board of Directors may designate.

 	Section 5.	CLOSING STOCK TRANSFER BOOKS - RECORD DATE.
In order that the corporation may determine the Shareholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect to any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) days prior to any other action.

 	If no record date is fixed; the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the business day next preceding the day on which notice is given or if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. The record date for determining Shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is given.

 	The record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

 ARTICLE VI

 RECORDS - REPORTS - INSPECTION

 	Section 1.	RECORDS.  The corporation shall maintain, in
accordance with generally accepted accounting principles, adequate and correct accounts, books and records of its business and properties. All of such books, records and accounts shall be kept at its principal executive office as fixed by the Board of Directors from time to time.

 	Section 2.	INSPECTION OF BOOKS AND RECORDS.  All books
and records shall be open to inspection of the Directors and Shareholders from time to time and in the manner provided under applicable law.

 	Section 3.	CERTIFICATION AND INSPECTION OF BY-LAWS.
The original or a copy of these By-Laws, as amended or otherwise altered to date, certified by the Secretary, shall be kept at the corporation's principal executive office and shall be open to inspection by the Shareholders at all reasonable times during office hours.

 	Section 4.	CHECK, DRAFTS, ETC.  All checks, drafts, or
other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by the Board of Directors.

 	Section 5.	CONTRACT, ETC. - HOW EXECUTED.  The Board of
Directors, except as in the By-Laws otherwise provided, may authorize any Officer or Officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no Officer, agent or employee shall have any power or authority to bind the corporation by an contract or agreement, or to pledge its credit, or to render it liable for any purpose or to any amount except as may be provided under applicable law.

 ARTICLE VII

 ANNUAL REPORTS

 	Section 1.	REPORT TO Shareholders, DUE DATE.  The Board
of Directors shall cause an annual report to be sent to the Shareholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year adopted by the corporation. This report shall be sent at least fifteen (15) days before the annual meeting of Shareholders to be held during the next fiscal year and in the manner specified in Section 4 of the Article IV of these By-Laws for giving notice to Shareholders of the corporation. The annual report shall contain a balance sheet as of the end of the fiscal year and an income statement and statement of changes in financial position for the fiscal year, accompanied by any report of independent accounts or, if there is no such report, the certificate of an authorized officer of the corporation that the statements were prepared without audit from the books and records of the corporation.

 ARTICLE VIII

 AMENDMENTS TO BY-LAWS

 	Section 1.	AMENDMENT BY Shareholders.  New By-Laws may
be adopted or these By-Laws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that if the Articles of Incorporation of the corporation set forth the number or authorized Directors of the corporation, the authorized number or Directors may be changed only by an amendment of the Article of Incorporation.

 	Section 3.	POWERS OF DIRECTORS.   Subject to the right
or the Shareholders to adopt, amend or repeal By-Laws, as provided in Section 1 of this Article VIII, and the limitations, if any, under law, the Board of Directors may adopt, amend or repeal any of these By-Laws other than a By-law or amendment thereof changing the authorized number of Directors.

 ARTICLE IX

 CORPORATE SEAL

 	Section 1.	SEAL The corporate seal shall be circular in
form, and shall have inscribed thereon the name of the corporation, the date and State of Incorporation.

 ARTICLE X

 MISCELLANEOUS

 	Section 1.	REPRESENTATION OF SHARES IN OTHER
CORPORATIONS. Shares of other corporations standing in the name of this corporation may be voted or represented and all incidents thereto may be exercised on behalf of the corporation by the Chairman of the Board, the President or any Vice
President and the Secretary or an Assistant.

 	Section 2.	SUBSIDIARY CORPORATIONS.	 Shares of this
corporation owned by a subsidiary shall not be entitled to vote on any matter. A subsidiary for these purposes is defined as a corporation, the shares of which possessing more than 25% of the total combined voting power of all classes of shares entitled to vote, are owned directly or indirectly through one (1) or more subsidiaries.

 	Section 3.	INDEMNITY.  Subject to applicable law, the
corporation may indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate. In any event, the corporation shall have the right to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

 EXHIBIT 3.3(c)
 <SEQUENCE>
 [DESCRIPTION]BY-LAWS OF CVS TECHNOLOGIES, INC.

 ARTICLE I

 OFFICES

 	Section 1.	PRINCIPAL OFFICE.	The principal office for
the transaction of business of the corporation shall be fixed or may be changed by approval of a majority of the authorised
Directors, and additional offices may be established and maintained at such other place or places as the Board of Directors may from time to time designate.

 	Section 2.	OTHER OFFICES.	Branch or subordinate offices
may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business.

 ARTICLE II

 DIRECTORS - MANAGEMENT

 Section 1.	RESPONSIBILITY OF BOARD OF DIRECTORS.  Subject to
the provisions of applicable law and to any limitations in the Article of Incorporation of the corporation relating to action required to be approved by the Shareholders, or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by
or under the direction of the Board of Directors.   The Board
may delegate the management of the day-to-day operation of the business of the corporation to an executive committee or others, provided that the business and affairs of the corporation shall b managed and all corporate powers shall be exercised under the ultimate direction of the Board.

 	Section 2.	STANDARD OF CARE.	Each Director shall
perform the duties of a Director, including the duties as a member of any committee of the Board upon which the Director may serve, in good faith, in a manner such Director believes to be in the best interests of the corporation, and with such scare, including reasonable inquiry, as an ordinary prudent person in a like position would use under similar circumstances.

 	Section 3.	NUMBER AND QUALIFICATION OF DIRECTORS.	The
authorized number of Directors shall be three (3) until changed by a duly adopted amendment to the Articles of Incorporation or by an amendment to this by-law adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

 	Section 4.	ELECTION AND TERM OF OFFICE OF DIRECTORS.
	Directors shall be elected at each annual meeting of the Shareholders to hold office until the next annual meeting. Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until la successor has been elected and qualified.

 	Section 5.	VACANCIES.	Vacancies in the Board of
Directors may be filled by a majority of the remaining
Directors, though less than a quorum, or by a sole remaining Director, except that a vacancy created by the removal of a Director by the vote or written consent of the Shareholders or by court order may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of holders of a majority of the outstanding shares entitled to vote. Each Director so elected shall hold office until the next annual meeting of the Shareholders and until a successor has been elected and qualified.

 	A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of the death, resignation, or removal of any Director, or if the Board of Directors by resolution declares vacant the office of a Director who has been declared of unsound mind by an order of court or convicted of a felony, or if the authorized number or Directors is increased or if the Shareholders fail, at any meeting of Shareholders at which any Director or Directors are elected, to elect the number of Directors to be voted for at that meeting.

 	The Shareholders may elect a director or Directors at any time to fill any vacancy or vacancies not filled by the Directors, but any such election by written consent shall require the consent or a majority of the outstanding shares entitled to vote.

 	Any Director may resign effective on giving written notice to the Chairman of the Board, the President, the Secretary, or the Board of Directors, unless the notice specifies a later time ro that resignation to become effective. If the resignation of a Director is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

 	No reduction of the authorized number of Directors shall have the effect of removing any Director before that Directors' term of office expires.

 	Section 6.	REMOVAL OF DIRECTORS.	Subject to
applicable law, the entire or any individual Director may be removed from office. In such case, the remaining Board members may elect a successor Director to fill such vacancy for the remaining unexpired term of the Director so removed.

 	Section 7.	NOTICE, PLACE AND MANNER OF MEETINGS.
	Meetings of the Board of Directors may be called by the Chairman of the Board or the President, or any Vice President, or the Secretary or any two (2) Directors and shall be held at the principal executive office of the corporation, unless some other place is designated in the notion of the meeting. Members of the Board may participate in a meeting through use of a conference telephone or similar communications equipment so long as all members participating in such a meeting can hear one another. Accurate minutes of any meeting of the Board or any committee thereof, shall be maintained by the Secretary or other Officer designated for that purpose.

 	Section 8.	ORGANIZATIONAL MEETINGS.	The organization
meetings of the Board of Directors shall be held at the corporate offices, or such other place as may be designated by the Board of Directors, as follows:

 Time of Regular Meeting:	9:00 a.m.
 Date of Regular Meeting:	Last Friday of every month

 	If said day shall fall upon a holiday, such meetings shall be held on the next succeeding business day thereafter. No notice need to given of such regular meetings.

 	Section 10.	SPECIAL MEETINGS - NOTICES - WAIVERS.
Special meetings of the Board may be called at any time by the President or, if he or she is absent or unable or refuses to act, by any Vice President or the Secretary or by any two (2) Directors, or by one (1) Director if only one is provided.

 	At least forty-eight (48) hours notice of the time and place of special meetings shall be delivered personally to the Directors or personally communicated to them by a corporate Officer by telephone or telegraph. If the notice is sent to a Director by letter, it shall be addressed to him or her at his or her address as it is shown upon the records of the corporation, or if it is not so shown on such records or if not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed, it shall be deposited in the United States mail, postage prepaid, in the place in which the principal executive office of the corporation is located at least four (4) days prior to the time of the holding of the meeting. Such mailing, telegraphing, telephoning or delivery as above provided shall be due, legal and personal notice to such Director.

 	When all of the Directors are present at any Directors' meeting, however, called or noticed, and either (i) sign a written consent thereto on the records of such meeting, or, (ii) if a majority or the Directors is present and if those not present sign a waiver of notice of such meeting or a consent to holding the meeting or an approval of the minute thereof, whether prior to or after the holding of such meeting, which said waiver, consent or approval shall be filed with the Secretary of the corporation, ro, (iii) if a Director attends a meeting without notice but without protesting, prior thereto or at its commencement, the lace of notice, then the transactions thereof are as valid as if had at a meeting regularly called and noticed.

 	Section 11.	DIRECTORS' ACTION BY UNANIMOUS WRITTEN
CONSENT.
 Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of Directors, if authorized by a writing sighed individually or collectively by all members of the Board. Such consent shall be filed with the regular minutes of the Board.

 	Section 12.	QUORUM.	A majority of the number or
Directors as fixed by the Articles of Incorporation or By-Laws shall be necessary to constitute a quorum for the transaction of business, and the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors present at any meeting at which there is a quorum for the transaction of business, and the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors, in the absence of a quorum, may adjourn from time to time, but may not transact any business. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of Directors, if any action taken is approved by a majority of the required quorum for such meeting.

 	Section 13.	NOTICE OF ADJOURNMENT.	Notice of the time
and place of holding an adjourned meeting need not be given to absent Directors if the time and place be fixed at the meeting adjourned and held within twenty-four (24) hours, but if adjourned more than twenty-four hours, notice shall be given to all Directors not present at the time of the adjournment.

 	Section 14.	COMPENSATION OF DIRECTORS.	Directors, as
such, shall not receive any stated salary for their services, but by resolution of the Board a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board; provided that nothing herein continued shall be construed to preclude any Director from serving the corporation in any other capacity and receiving compensation therefor.

 	Section 15.	COMMITTEES.	Committees of the Board may
be appointed by resolution passed by a majority of the whole
Board. Committees shall be composed of two (2) or more members of the Board and shall have such powers of the Board as may be expressly delegated to it by resolution of the Board of Directors, except those powers expressly made non-delegable by applicable law.

 	Section 16.	ADVISORY DIRECTORS.	The Board of Directors
from time to time may elect one or more persons to be Advisory
Directors who shall not by sch appointment be members of the Board of Directors. Advisory Directors shall be available from time to time to perform special assignments specified by the President, to attend meetings of the Board of Directors upon invitation and to furnish consultation to the Board. The period during which the title shall be held may be prescribed by the Board of Directors. If no period is prescribed, the title shall be held at the pleasure of the Board.

 	Section 16.	RESIGNATIONS.  Any Director may resign
effective upon giving written notice to the Chairman of the Board, the President, the Secretary or the Board of Directors of the Corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

 ARTICLE III

 OFFICERS

 	Section 1.	OFFICERS.  The officers of the corporation
shall be a President, a Secretary, and a Chief Financial
Officer. The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more
Vice Presidents, one or more Assistant Secretaries, or one or more Assistant Treasurers, and such other Officers as may be appointed in accordance with the provisions of Section 3 of this Article. Any number or offices may be held by the same person.

 	Section 2.	ELECTION.	The Officers of the corporation,
except such Officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall be removed or otherwise disqualified to serve or a successor shall be elected and qualified.

 	Section 3.	SUBORDINATE OFFICERS, ETC.	The Board of
Directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided by the by-Laws or as the Board of Directors may from time to time determine.

 	Section 4.	REMOVAL AND RESIGNATION OF OFFICERS.
	Subject to the rights, if any, of any officer under any contract of employment, any Officer may be removed, either withe cause, by the Board of Directors, at any regular or special meeting of the Board, or except in case of an Officer chosen by the Board of Directors by any Officer upon whom such power of removal may be conferred by the Board of Directors.

 	Any Officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the Officer is a party.

 	Section 5.	VACANCIES.	A vacancy in any office
because death, resignation, removal, disqualification or any other cause shall be filed in the manner prescribed in the By-
Laws for regular appointment to that office.

 	Section 6.	CHAIRMAN OF THE BOARD.	The Chairman of the
Board, if such an officer be elected, shall, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned by the Board of Directors or prescribed by the By-Laws.
If there is no President, the Chairman of the Board shall in addition by the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in Section 7 of this Article.

 	Section 7.	PRESIDENT/CHIEF EXECUTIVE OFFICER.	Subject
to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an Officer, the President shall be the Chief Executive Officer of the corporation and shall , subject to the control of the Board of Directors, have general supervision, direction and control of the business and Officers of the corporation. He or she shall preside at all meetings of the Shareholders and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. The President shall be ex officio a member of all the standing committees, including the Executive Committee, if any, and shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or by the By-Laws.

 	Section 8.	VICE PRESIDENT.	In the absence or
disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to, all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other dirties as from time to time may be prescribed for them respectively by the Board of Directors or the By-Laws.

 	Section 9.	SECRETARY.	The Secretary shall keep, or
cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings of Directors and Shareholders, with the time and place of holding, whether regular or special, and if special, ow authorized, the notice thereof given, the names of those present at Directors meetings, the number of shares present or represented at Shareholders' meetings and the proceedings thereof.

 	The Secretary shall keep, or cause to be kept, at the principal office or at the office of the corporation's transfer agent, a share register, or duplicate share register showing the names of the Shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

 	The Secretary shall give, or cause to be given, notice of all the meetings of the Shareholders and of the Board of Directors required by the By-Laws or by law to be given. He or she shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the By-Laws.

 	Section 10.	CHIEF FINANCIAL OFFICER.  The Chief
Financial Officer shall keep and maintain, or cause to be kept and maintained in accordance with generally accepted accounting principles, adequate and correct accounts of the properties and business transaction s of the corporation, including accounts of its assets, earnings (or surplus) and shares. The books of accounts shall at all reasonable times be open to inspection by any Director.

 	This Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the v, shall render to the president and Directors, whenever they request it, an account of all of his or her transactions and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or By-Laws.

 ARTICLE IV

 SHAREHOLDERS' MEETINGS

 	Section 1.	PLACE OF MEETINGS.	All meetings of the
Shareholders shall be held at the principal executive office of the corporation unless some other appropriate and convenient location be designated for that purpose from time to time by the Board of Directors.

 	Section 2.	ANNUAL MEETINGS.	The annual meetings of
the Shareholders shall be held, each year, at the time and on the day following:

 Time of Meeting:	10:00 a.m.
 Date of Meeting:	April 20th

 	If this day shall be a legal holiday, then the meeting shall be held on the next succeeding business day, at the same hour. At the annual meeting, the Shareholders shall elect a Board of Directors, consider reports of the affairs of the corporation and transact such other business as may be property brought before the meeting.

 	Section 3.	SPECIAL MEETINGS.	Special meetings of the
Shareholders may be called at any time by the Board of Directors, the Chairman of the Board, the President, a Vice
President, the Secretary, or by one or more Shareholders holding not less than one-tenth (1/10) of the voting power of the corporation. Except as next provided, notice shall be given as for the annual meeting.

 	Upon receipt of a written request addressed to the Chairman, President, Vice President, or Secretary, mailed or delivered personally to such Officer by any person (other than the Board) entitled to call a special meeting of Shareholders, such Officer shall cause notice to be given, to the Shareholders, entitled to vote, that a meeting will be held at a time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (6) days after the receipt of such request. If such notice is not given within twenty (2) days after receipt of such request, the persons calling the meeting may give notice thereof in the same manner provided by these By-Laws.

 	Section 4.	NOTICE OF MEETINGS - REPORTS.	Notice of
meetings, annual or special, shall be given in writing not less than ten (10) nor more than sixty (60) days before the date of the meeting to Shareholders entitled to vote thereat. Such notice shall be given by the Secretary or the Assistant Secretary, or if there by no such Officer, or in the case of his or here neglect or refusal, by any Director or Shareholders.

 	Such Notices or any reports shall be given personally or by mail and shall be sent to the Shareholders's address appearing on the books of the corporation, or supplied by him or her to the corporation for the purpose of the notice.

 	Notice of any meeting of Shareholders shall specify the place, the day and the hour of meeting, and (1) in case of a special meeting, the general nature of the business to be transacted and no other business may be transacted, or (2) in the case of an annual meeting, those matters which Board at date of mailing intends to present for action by the Shareholders.
At any meetings where Directors are to be elected notice shall include the names of the nominees, if any, intended at date of notice to be presented by management for election. If a Shareholder supplies no address, notice shall be deemed to have been given if mailed to the place where the principal executive office of the corporation is situated, or published at least once in some newspaper of general circulation in the County of said principal office.

 If a Shareholder supplies no address, notice shall be deemed to have been given if mailed to the place where the principal executive office of the corporation is situated, or published at least once in some newspaper of general circulation in the County of said principal office.

 	Notice shall be deemed given at the time it is delivered personally or deposited in the mail or sent by other means of written communication. The Officer giving such notice or report shall prepare and file an affidavit or declaration thereof.

 	When a meeting is a is adjourned for forty-five (45) days or more, notice of the adjourned meeting shall be given as in case of an original meeting. Save, as aforesaid, it shall not be necessary to give any notice of adjournment or of the business to be transacted at an adjourned meeting other than by announcement at the meeting at which said adjournment is taken.

 	Section 5.	WAIVER OF NOTICE OR CONSENT BY ABSENT
SHAREHOLDERS. The transactions of any meeting of Shareholders, however called and notice, shall be valid as though had a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the Shareholders entitled to vote, not present in person or by proxy, sign a written waiver of notice, or a consent to the holding of such meeting or an approval shall be filed with the corporate records or made a part of the minutes of te meeting. Attendance shall constitute a waiver of notice, unless objection shall be made as provided in applicable law.

 	Section 6.	Shareholders ACTION WITHOUT A MEETING -
DIRECTORS
 Any action which may be taken at a meeting of the Shareholders, may be taken without a meeting or notice of meeting if authorized by a writing signed by all of the Shareholders entitled to vote at a meeting for such purpose, and filed with the Secretary of the corporation, provided, further, that while ordinarily Directors can be elected by unanimous written consent, if the Directors fail to fill a vacancy, then a Director to fill that vacancy may be elected by the written consent of persons holding a majority of shares entitled to vote for the election of Directors.

 	Section 7.	OTHER ACTIONS WITHOUT A MEETING.    Unless
otherwise provided for under applicable law for the Articles of Incorporation, any action which may be taken at any annual or special meeting of Shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

 	Unless the consents of all Shareholders entitled to vote
have been solicited in writing,
 		(1)	Notice of any Shareholder approval without a
meeting by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval, and

 (2)	Prompt notice shall be give of the taking of any
other corporate action approved by Shareholders without a meeting be less than unanimous written consented to each of those Shareholders entitled to vote who have not consented in writing.

 	Any Shareholder giving a written consent, or the Shareholder's proxyholders, or a transferred of the shares of a personal representative or their respective proxyholders, may revoke the consent by a writing received by the corporation prior to the time that written consents of the number or shares required to authorize the proposed action have been filed with the Secretary of the corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the Secretary of the corporation.

 	Section 8.	QUORUM.	The holder of a majority of the
shares entitled to vote thereat, present in person, or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by law, by the Articles of Incorporation, or by these By-Laws. If, however such majority shall not be present or represented at any meeting of the Shareholders, the shareholders represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person, or by proxy, shall have the power to adjourn the meeting from time to time, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented, any business may be transaction which might have been transacted at a meeting as originally notified.

 	If a quorum be initially present, the Shareholders may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken is approved by a majority of the Shareholders required to initially constitute a quorum.

 	Section 9.	VOTING	Only persons in whose names shares
entitled to vote stand on the stock records of the corporation on the day of any meeting of Shareholders, unless some other day be fixed by the Board of Directors for the determination of Shareholders of record, and then on such other day, shall be entitled to vote at such meeting.

 	Provided the candidate's name has been placed in nomination prior to the voting and one or more Shareholders has given notice at the meeting prior to the voting of the Shareholder's intent to cumulate the Shareholder's votes, every Shareholder entitled to vote at any election for Directors of any corporation for profit may cumulate their votes and give one candidate a number of notes equal to the number or Directors to be elected multiplied by the number or votes to which his or her shares are entitled to, or distribute his or her votes on the same principle among as many candidates as he or she thinks fit.

 	The candidates receiving the highest number or votes up to the number or Directors to be elected are elected. The Board of Directors may fix a time in the future not exceeding thirty (30) days preceding the date of any meeting of Shareholders or the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the Shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any allotment of rights or to exercise the rights in respect to any such change, conversion or exchange of shares. In such case only Shareholders or record on the date so fixed shall be entitled to notice of and to vote at such meeting, to receive such dividends, distribution or allotment of rights, or to exercise such rights, as the case may be notwithstanding any transfer of any share on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period.

 	Section 10.	PROXIES.  Every Shareholder entitled to
vote, or to execute consents, may do so, either in person or by written proxy, executed in accordance with the provisions of applicable law filed with the Secretary of the corporation.

 	Section 11.	ORGANIZATION.  The President, or in the
absence of the President, any Vice President, shall call the meeting of the Shareholders to order, and shall act as Chairman of the meeting. In the absence of the President and all of the Vice Presidents, Shareholders shall appoint a Chairman for such meeting. The Secretary of the corporation shall act as Secretary of all meetings of the Shareholders, but in the absence of the Secretary at any meeting of the Shareholders', the presiding Officer may appoint any person to act as Secretary of the meeting.

 	Section 12.	INSPECTORS OF ELECTION.  In advance of any
meeting of Shareholders, the Board of Directors may, if they so elect, appoint inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election be not so appointed, or if any persons so appointed fail to appear or refuse to act, the chairman of any such meeting may, and on the request of any shareholder or his or her proxy shall, make such appointment at the meeting in which case the number of inspectors shall be either one (1) or three (3) as determined by a majority of the Shareholders represented at the meeting.

 ARTICLE V

 CERTIFICATES AND TRANSFER OF SHARES

 	Section 1.	CERTIFICATES FOR SHARES.  Certificates for
shares shall be of such form and device as the Board of Directors may designate and shall state the name of the record holder of the shares represented thereby; its number; date of issuance; the number of shares for which it is issued; a statement of the rights, privileges preferences and restriction, if any; a statement as to the redemption or conversion, if any;
a statement of liens or restrictions upon transfer or voting, if any; if the shares be assessable or, if assessments are collectible by personal action, a plain statement of such facts.

 	All certificates shall be signed in the name of the corporation by the Chairman of the Board or Vice Chairman of the Board or the President or Vice President and by the Chief Financial Officer or an assistant treasurer or the Secretary or any Assistant Secretary, certifying the number of shares and the class or series of shares owned by the Shareholder.

 	Any or all of the signatures on the certificate may be facsimile. In case any Officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that Officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an Officer, transfer agent, or registrar at the date of issuance.

 	Section 2.	TRANSFER ON THE BOOKS.  Upon surrender to
the Secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

 	Section 3.	LOST OR DESTROYED CERTIFICATES.  Any person
claiming a certificate or stock to be lost or destroyed shall make an affidavit or affirmation of that fact and shall, if the Directors so require, give the corporation a bond of indemnity, in form and with one or more sureties satisfactory to the Board, in at least double the value of the stock represented by said certificate, whereupon a new certificate may be issued int8he same tender and for the same number of shares as the one alleged to the lost or destroyed.

 	Section 4.	TRANSFER AGENTS AND REGISTRARS.  The Board
of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars which shall be an incorporated balk or trust company, either domestic or foreign, who shall be appointed at such times and places as the requirements of the corporation may necessitate and the Board of Directors may designate.

 	Section 5.	CLOSING STOCK TRANSFER BOOKS - RECORD DATE.
In order that the corporation may determine the Shareholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect to any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) days prior to any other action.

 	If no record date is fixed; the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the business day next preceding the day on which notice is given or if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. The record date for determining Shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is given.

 	The record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

 ARTICLE VI

 RECORDS - REPORTS - INSPECTION

 	Section 1.	RECORDS.  The corporation shall maintain, in
accordance with generally accepted accounting principles, adequate and correct accounts, books and records of its business and properties. All of such books, records and accounts shall be kept at its principal executive office as fixed by the Board of Directors from time to time.

 	Section 2.	INSPECTION OF BOOKS AND RECORDS.  All books
and records shall be open to inspection of the Directors and Shareholders from time to time and in the manner provided under applicable law.

 	Section 3.	CERTIFICATION AND INSPECTION OF BY-LAWS.
The original or a copy of these By-Laws, as amended or otherwise altered to date, certified by the Secretary, shall be kept at the corporation's principal executive office and shall be open to inspection by the Shareholders at all reasonable times during office hours.

 	Section 4.	CHECK, DRAFTS, ETC.  All checks, drafts, or
other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by the Board of Directors.

 	Section 5.	CONTRACT, ETC. - HOW EXECUTED.  The Board of
Directors, except as in the By-Laws otherwise provided, may authorize any Officer or Officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no Officer, agent or employee shall have any power or authority to bind the corporation by an contract or agreement, or to pledge its credit, or to render it liable for any purpose or to any amount except as may be provided under applicable law.

 ARTICLE VII

 ANNUAL REPORTS

 	Section 1.	REPORT TO Shareholders, DUE DATE.  The Board
of Directors shall cause an annual report to be sent to the Shareholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year adopted by the corporation. This report shall be sent at least fifteen (15) days before the annual meeting of Shareholders to be held during the next fiscal year and in the manner specified in Section 4 of the Article IV of these By-Laws for giving notice to Shareholders of the corporation. The annual report shall contain a balance sheet as of the end of the fiscal year and an income statement and statement of changes in financial position for the fiscal year, accompanied by any report of independent accounts or, if there is no such report, the certificate of an authorized officer of the corporation that the statements were prepared without audit from the books and records of the corporation.

 ARTICLE VIII

 AMENDMENTS TO BY-LAWS

 	Section 1.	AMENDMENT BY Shareholders.  New By-Laws may
be adopted or these By-Laws may be amended or repealed by the vote or written consent of holders of a majority of the
outstanding shares entitled to vote; provided, however, that if the Articles of Incorporation of the corporation set forth the number or authorized Directors of the corporation, the authorized number or Directors may be changed only by an
amendment of the Article of Incorporation.
 	Section 3.	POWERS OF DIRECTORS.   Subject to the right
or the Shareholders to adopt, amend or repeal By-Laws, as provided in Section 1 of this Article VIII, and the limitations, if any, under law, the Board of Directors may adopt, amend or repeal any of these By-Laws other than a By-law or amendment thereof changing the authorized number of Directors.

 ARTICLE IX

 CORPORATE SEAL

 	Section 1.	SEAL The corporate seal shall be circular in
form, and shall have inscribed thereon the name of the corporation, the date and State of Incorporation.

 ARTICLE X

 MISCELLANEOUS

 	Section 1.	REPRESENTATION OF SHARES IN OTHER
CORPORATIONS. Shares of other corporations standing in the name of this corporation may be voted or represented and all incidents thereto may be exercised on behalf of the corporation by the Chairman of the Board, the President or any Vice
President and the Secretary or an Assistant.

 	Section 2.	SUBSIDIARY CORPORATIONS.	 Shares of this
corporation owned by a subsidiary shall not be entitled to vote on any matter. A subsidiary for these purposes is defined as a corporation, the shares of which possessing more than 25% of the total combined voting power of all classes of shares entitled to vote, are owned directly or indirectly through one (1) or more subsidiaries.

 	Section 3.	INDEMNITY.  Subject to applicable law, the
corporation may indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate. In any event, the corporation shall have the right to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

 Exhibit 4.1

 <SEQUENCE>4
 [DESCRIPTION]SPECIMEN OF COMMON STOCK CERTIFICATE


 AMERISTAR NETWORK, INC.

 [________]NUMBER
 SHARES[________]
                       AUTHORIZED COMMON STOCK; 90,000,000 SHARES
                                    PAR VALUE $.001
                     NOT VALID UNLESS COUNTERSIGNED BY TRANSFER
 AGENT
                    INCORPORATED UNDER THE LAWS OF THE STATE OF
 DELAWARE
   COMMON STOCK                                     CUSIP
 03071S106

 THIS CERTIFIES THAT

 Is the RECORD HOLDER OF            SHARES OF AMERISTAR NETWORK,
 INC. COMMON STOCK TRANSFERABLE ON THE BOOKS OF THE CORPORATION
IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS
CERTIFICATE PROPERLY ENDORSED.

 THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE
TRANSFER AGENT AND REGISTERED BY THE REGISTRAR.

 Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

 Dated:

 [SEAL OF AMERISTAR NETWORK, INC.]

 /s / BRYAN RICHARD                      /s/ O. RUSSELL CRANDALL,
JR.
 - -----------------------                            -----------
----------      Secretary
PRESIDENT


         By:/s/Illegible Signature
                                         OTC Stock Transfer Inc.
                                         Salt Lake City, UT 84107

 This Certificate is not valid unless countersigned by the Transfer Agent.

 NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank) , or a trust company.

 The following abbreviation, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

 TEN COM  - as tenants in common           UNIF GIFT MIN ACT -
____Custodian____ TEN ENT  - as tenants by the entireties
(Cust)      (Minor) JT TEN   - as joint tenants with right
under Uniform Gifts to Minors            of survivorship and not
as             Act ________________________
tenants in common                                    (State)
    Additional abbreviation may also be used though not in above list.

              FOR VALUE RECEIVED, _________hereby sell, assign
and
 transfer unto PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE - -------------------------------
-------  - --------------------------------------
________________________________________________________________
_ _________ (Please print or typewrite name and address including zip code of assignee)
________________________________________________________________
_ _________
________________________________________________________________
_ _________
________________________________________________________________
_ _________ Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint
________________________________________________________________
_ _________ Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.
 Dated,   ---------------------------------

 NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.

 Exhibit 4.2
 <SEQUENCE>
 [DESCRIPTION] SPECIMEN FORM OF WARRANT CERTIFICATE
 Warrant Number
 Number of Warrants
                        COMMON STOCK PURCHASE WARRANT
                              AMERISTAR NETWORK, INC.
                             (A Delaware Corporation)
                                                         Cusip
No.
 030 71 S 114
 This certifies that FOR VALUE RECEIVED,

 Or registered assigns (the "Holder") is the owner of
  Common Stock Purchase Warrants ("Warrants"). Each Warrant entitles the Holder o purchase at any time prior to the expiration date (as hereinafter defined), subject to the terms and conditions set forth in this certificate and the Information Statement (dated March 14th, 1997), one fully paid and nonassessable share of common stock, $.001 par value, of AmeriStar Network, Inc., a Delaware Corporation (the "Company") at $2.00 through July 21st, 1998. Warrants not exercised by the Expiration Date will expire.

 Certificates are issuable on the presentation and surrender of the Warrant Certificate with the Subscription form n the reverse side hereof duly executed at the principal office of the Company or its duly appointed agent, OTC Stock Transfer, Inc., as warrant agent, or its successor (the "Warrant Agent") accompanied by payment in lawful money of the United States of America in cash of by official bank or certified check payable to the Company.

 This Warrant Certificate and each Warrant represented hereby re issued to and are subject in all respects to the terms and conditions set forth in the Information Statement (the "Warrant Agreement") dated March 14th, 1997, between the Company and the Warrant Agent. A copy of the Warrant Agreement is on file at the principal office of the Warrant Agent, and a copy will be provided by the company to each holder on request at no charge. The company has the right to call in the Warrants on 15 days notice, if not exercised by the holder prior to the expiration of the 15 day notice period, should the Company's Common Stock trade at or above a $2.75 reported closing bid on trade price for at least 10 consecutive trading days.

  The term "Expiration Date" shall mean 4:00 p.m. (Mountain Standard Time) on July 21st, 1998). This Warrant shall not be exercisable and the Company shall not be obligated to deliver any securities pursuant to this Warrant unless a registration statement under the Securities Act of 1933, as amended, and under applicable state securities laws with respect to such securities is effective or there is an available exemption from such federal and state registration requirements. This Warrant shall not be exercisable by a Holder in any state where such exercise would be unlawful.
                This Warrant shall not be valid unless
countersigned by the Warrant Agent. For more information, please refer to the Information Statement dated March 14th, 1997.
                This warrant shall not be valid unless
countersigned by the Warrant Agent. For more information, please refer to the Information Statement dated March 14th, 1997.

 Dated:

 Secretary                                              President

                          Corporate Seal
  Exhibit 10a

 <SEQUENCE>
 [DESCRIPTION] INTELLECTUAL PROPERTIES PARTIAL ASSIGNMENT

 Mortgage Internet Technologies, Inc. Intellectual Properties
Partial Assignment

 Mortgage Internet Technologies, Inc., (MIT) a corporation of the State of Nevada (the "Company") hereby grants to AmeriStar Network, Inc.,(AmeriStar) a Delaware corporation, a percentage ownership in the following "intellectual properties" (ILP) of
MIT: (1) a 10% equity interest in the Virtual Lender trademark system. (2) a 20% equity interest in MortgageLocator.com. (3) a 20% interest in LoanPool.com. See below for a detailed explanation of the above concerns. This agreement is subject to the terms and conditions below.

 Parties to this Agreement are MIT and AmeriStar. The
Intellectual
 properties and Documentation are collectively referred to hereinafter as the "ILP". This writing constitutes the sole and entire Agreement and arrangement between the Parties and is referred to as the "License agreement".

   1. PAYMENT TERMS. The purchase price for the ILP is a single
 payment of One Hundred   thousand dollars   ($100,000.00) and
20% interest in the AmeriStar Network "WLC" system. This 20%
equity   interest in the "WLC"   is outlined in Addendum "A" to
this agreement and due upon signing of this agreement.

   2. DESCRIPTION OF THE INTELLECTUAL PROPERTIES.

   A.   VIRTUAL LENDER TRADEMARK (http://www.Vlender.com)
   REVENUE RIGHTS: 10% of all setup fees & monthly fees earned on
the sale and servicing   of the Virtual Lender trademark   Kit.
Also a 10% equity interest in any profits related to future sale
of and or   licensing of the Virtual Lender trademark   system.
   B.   MORTGAGELOCATOR.COM (http://www.mortgagelocator.com)
   REVENUE RIGHTS: 20% of all retail loan transaction fees and
banner advertising fees   associated with   mortgagelocator.com.
Also a 20% equity interest in any profits related to future sale of and or licensing of the mortgage locator system.

   C.   LOAN POOL referral network (http://www.loanpool.com)
   REVENUE RIGHTS: 20% of all fees related to the loan pool. Also
a 20% equity interest   in any profits related to future   sale
of and or licensing of the loan pool system.

   3. DESCRIPTION OF PURCHASERS RIGHTS & LIMITATIONS: MIT will
continue to control,   develop, design and regulate all
aspects of the ILP and AmeriStar will be subject to limitations
imposed upon by   MIT. AmeriStar will have the   right to
participate in additional product research & development and to
participate   in marketing efforts of the ILP.   AmeriStar
cannot transfer rights to the ILP without written consent by
both MIT   and AmeriStar.

 4. CONTINUATION OF BUSINESS. AmeriStar agrees that if AmeriStar commits an act of bankruptcy, ceases doing business, or assigns all assets of AmeriStar's business, AmeriStar shall provide MIT with the first right of refusal to purchase the ILP limited rights.

 5. LIMITATION OF LIABILITY. In no event shall MIT be liable for any indirect, special, consequential or incidental damages or lost profits, reimbursements or revenues arising out of or related to any failure of the ILP, or delay or other default in the performance of services under this Agreement, or the performance of breach hereof, even if MIT has been advised of the possibility thereof.

 6. INDEMNITY. MIT and AmeriStar acknowledge and agree that portions of the ILP are currently not developed; AmeriStar is solely responsible and liable for delivering and maintaining proper records and MIT has no responsibility or liability in respect thereof. AmeriStar releases and discharges and shall indemnify and hold harmless MIT and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons other than AmeriStar for any matter arising out of or relating to the use of the ILP.


 of both MIT & AmeriStar Network. Any attempted transfer or assignment of this Agreement, and/or any rights of Customer hereunder without such express prior written approval by both parties shall be wholly void and without force or effect.

 9. MISCELLANEOUS. This Agreement between the parties (including attachments hereto) is the sole agreement between the parties relating to the subject matter hereof and supersedes all prior agreements and representations, oral or written. This Agreement may be amended only in writing signed by both parties. The substantive laws of the State of Nevada govern this Agreement.

 10. EXECUTION. This agreement constitute the Partial Assignment
Agreement. The below-signed parties hereby state that they have read the foregoing Agreement and accept it and agree to be bound by it on the date indicated.

 11. AGREEMENT SUMMARY. The following scenario constitutes the end result of this agreement as it relates to intellectual property ownership percentages.

[S]                   							[C]
		[C]
PRODUCT TYPE  MIT %       AMERISTAR %  WLC (Wholesale LendingNetwork)
20%           80%

Virtual Lender trademark         90%                  	10%

Mortgagelocator.com            			80%                   20%

LoanPool.com                   			80%                   20%

 Dated this 15th day of March, 1999.

Mortgage Internet Technologies, Inc.       AmeriStar Network, Inc.
Date:

						Date:

/s/ David R. Werner, President
	/s/O. Russell Crandall Jr., President

                        EXHIBIT A (WLC)


 PAYMENT TERMS FOR THE Intellectual Properties Partial Assignment
 DATED MARCH 22, 1999 BY AND BETWEEN MORTGAGE INTERNET
TECHNOLOGIES, INC. (MIT) AND AMERISTAR NETWORK, INC. (AMERISTAR)
AmeriStar hereby assigns 20% interest in the Wholesale Lending
Center (WLC) to MIT as outlined below:

   D.   WLC
 REVENUE RIGHTS: 20% of all loan transaction fees and other fees associated with the WLC. Also, a 20% equity interest in any profits related to future sale of and or licensing of the WLC system.

This addendum will become effective immediately upon execution of this Agreement.

 Dated this 15th day of March 1999.


 Mortgage Internet Technologies, Inc.    AmeriStar Network, Inc.

	Date:

				Date:
/s/David R. Werner / President          /s/O. Russell Crandall Jr., President

 EXHIBIT 10(b)
 <SEQUENCE>
 [DESCRIPTION] LICENSE AGREEMENT

 Mortgage Internet Technologies, Inc.
 Wholesale Lending Center (WLC)
 License Agreement

Mortgage Internet Technologies, Inc., (MIT) a corporation of the
State of Nevada (the "Company") hereby grants to AmeriStar Network, Inc.,(AmeriStar) a Delaware corporation, this exclusive license to the following intellectual properties of MIT: (1) a 100% interest in the Wholesale Lender Center computer application (the "WLC") plug-in located within (i) the Virtual Lender trademark Business
Development Center. This licensing agreement is subject to the terms and conditions below.

AmeriStar will maintain participate in continued development of the "WLC" system in accordance with the provisions of Paragraph 9 ("Maintenance Agreement") hereof, under the Terms and Conditions set out below. AmeriStar agrees to pay a fee to MIT for their respective interest in the WLC under the Terms and Conditions below.

Parties to this Agreement are MIT and AmeriStar. The
Intellectual properties and Documentation are collectively referred to hereinafter as the "WLC". This writing constitutes the sole and entire Agreement and arrangement between the Parties and is referred to as the "License agreement".

 1. PAYMENT TERMS. The license fee for the WLC is a single payment of One Hundred and fifty thousand dollars ($150,000.00).
Terms of the payment of the license fee are outlined and attached as exhibit "B" to this agreement.

2. SITE PREPARATION. The hardware, network, operating WLC requirements and related costs are the sole obligation of AmeriStar. MIT shall provide AmeriStar with specifications for all computer equipment required by MIT for using and developing the WLC. MIT will retain an exclusive contract with AmeriStar Network, Inc., to develop and service the technology in accordance with the provisions of Paragraph 9 ("Maintenance Agreement").

3. WLC LICENSE. MIT has developed and will continue to develop and possess all rights to the Virtual Lender trademark System.
MIT grants to AmeriStar an exclusive license to the WLC (See
Addendum A for a complete description). The term is perpetual.
AmeriStar acknowledges that the BDC and related materials are the property of MIT and are copyrighted works, that they include trade secrets of MIT, and that copyright or proprietary notices shall be retained in their exact form in the BDC. AmeriStar agrees to take reasonable steps to ensure that all persons (Users) having access through it to the WLC will observe AmeriStar's obligations relating to the BDC.

 4. DESCRIPTION OF THE WLC. The WLC is an area that is built into the Virtual Lender trademark Business Development Center. By entering the business development center, the loan originator may choose the "Wholesale Network" button to access a list of participating wholesale lending institutions.

Upon selecting a button, the loan originator will see the WLC options on the screen. The Loan originator currently has the following options:

5. CONTINUATION OF BUSINESS. AmeriStar agrees that if AmeriStar commits an act of bankruptcy, ceases doing business, or assigns all assets of AmeriStar's business, AmeriStar shall provide MIT with the first right of refusal to purchase the WLC license and Documentation. In the event AmeriStar sells or licenses the WLC, MIT will receive a one time license and Royalty fee of 5% of the total purchase price paid for the license fee.

6. LIMITATION OF LIABILITY. In no event shall MIT be liable for any indirect, special, consequential or incidental damages or lost profits, reimbursements or revenues arising out of or related to any failure of the WLC, or delay or other default in the performance of services under this Agreement, or the performance of breach hereof, even if MIT has been advised of the possibility thereof. AmeriStar shall be solely responsible for the selection, use, efficiency and suitability of the WLC and its usage, and MIT shall have no liability in respect thereof.

7. INDEMNITY. MIT and AmeriStar acknowledge and agree that the WLC is currently not developed; AmeriStar is solely responsible and liable for delivering and maintaining proper records and MIT has no responsibility or liability in respect thereof. AmeriStar releases and discharges and shall indemnify and hold harmless MIT and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons other than AmeriStar for any matter arising out of or relating to AmeriStar's provision of wholesale Lending services and use of the WLC. MIT shall indemnify and hold harmless AmeriStar and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons for any matter relating to the use, possession, or licensing of the WLC arising out of or relating to MIT's infringement or unauthorized distribution, licensing or development of the WLC.
8. CUSTOMER'S REMEDIES. Except as provided in Paragraph 6,
AmeriStar's remedy in respect to this Agreement, regardless of the form of action, whether in contract or tort, is limited to replacement or repair of the WLC, at the discretion of MIT. Except as provided in Paragraph 6, in no event shall MIT's liability hereunder exceed the price of the WLC to AmeriStar and or any license fees paid.

9. MAINTENANCE AGREEMENT. The Maintenance Agreement between MIT and AmeriStar embodies the following terms and conditions:

MIT will have available Technical Resource Staff responsible for hardware installation and maintenance, operating WLC and network installation, workstation configuration, and modem support according to the terms of the Maintenance agreement.

12. MISCELLANEOUS. This Agreement between the parties (including attachments hereto) is the sole agreement between the parties relating to the subject matter hereof and supersedes all prior agreements and representations, oral or written. This Agreement may be amended only in writing signed by both parties. The substantive laws of the State of Nevada govern this Agreement.

13. EXECUTION. This agreement along with addendum "A" and exhibit "B" constitute the Licensing Agreement. The below-signed parties hereby state that they have read the foregoing Agreement and accept it and agree to be bound by it on the date indicated.

Mortgage Internet Technologies, Inc.      AmeriStar Network, Inc.
Date: 						Date:
/s/David R. Werner, President			/s/ O. Russell Crandall Jr., President

EXHIBIT A (WLC)

PAYMENT TERMS FOR THE LICENSE AGREEMENT DATED MARCH 11, 1999 BY
AND BETWEEN MORTGAGE INTERNET TECHNOLOGIES, INC. (MIT) AND AMERISTAR NETWORK, INC. (AMERISTAR)

The license fee for the WLC is a single payment of One Hundred and fifty thousand dollars ($150,000.00). Payable under the following terms below.

AmeriStar has already paid MIT $31,000.00 towards the purchase of this license agreement. MIT agrees to carry the balance due to MIT of $119,000 under the following payment terms.

   5) Any prior payments made to MIT will be credited to the
total pro-rata percentage   of ownership and rights of this
license agreement. As such, at the time of execution of this
agreement, AmeriStar   has paid $31,000.00 to MIT towards the
purchase of this license as a result of this payment, AmeriStar currently owns 20.66 percent of the 100% interest in this WLC license agreement and are entitled to that pro-rata percentage
of profits and all rights   associated with this license
agreement.
   6) The balance of the payment due to MIT is $119,000.00. The
terms of this balance   will be paid as follows and all
payments will be credited pro-rata to the license. All prior and future payments will be credited to this agreement and are hereby equity interest in this agreement.
       a) AmeriStar agrees to pay MIT no less than 50% of all moneys raised through their existing fund raising efforts until the remaining balance due on this agreement is paid in full.
        b) AmeriStar will make available to MIT any financials regarding such fund raising efforts from time to time to assure MIT of their intent to fulfill their financial obligation to MIT.
        c) If the total balance is not paid in full, whatever percentage has been paid will be credited pro-rata to the balance due to MIT and deemed AmeriStar's share of this license agreement and will be subject to limitations of rights as such shared interest with MIT.

This addendum will become effective immediately upon execution of the License Agreement.

Dated this 11th day of March 1999.

Mortgage Internet Technologies, Inc.    meriStar Network, Inc.,
Date:

			Date:
/s/David R. Werner, President						/s/O. Russell
Crandall Jr., President

EXHIBIT 10(c)
 <SEQUENCE>
 [DESCRIPTION] Maintenance Agreement to the AmeriStar License
 Agreement

 MAINTENANCE AGREEMENT TO THE AMERISTAR LICENSE AGREEMENT FOR
DEVELOPMENT AND ONGOING MAINTENANCE OF THE WLC, VIRTUAL LENDER,
MORTGAGE LOCATOR, LOAN POOL.

 This maintenance agreement is between AmeriStar Network, Inc. (AmeriStar) and Mortgage Internet Technologies, Inc. (MIT) It's purpose is to outline the services MIT will provide to AmeriStar for the purpose of developing the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL software that AmeriStar has purchased exclusive percentage rights to in two prior agreements dated March 11, 1999 and April 5th, 1999. MIT will have an exclusive right to provide these services to AmeriStar for the duration of this agreement.

The annual fee for this Maintenance Agreement is $1,500,000.00 (One Million five hundred thousand dollars) This maintenance agreement includes all phases of development costs related to the scope of the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL and includes ongoing servicing costs in addition to technical support, hardware support, development support and marketing support. These fees may be adjusted through mutual agreement by both parties.

The annual fee for these services have been determined according to the extent of development and servicing required by AmeriStar and MIT to operate the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL. MIT will require 1/4 of the maintenance agreement fees upon execution of this agreement and the remaining balance will be paid monthly to MIT prorated over a 12-month period. All invoices shall be due and payable in full thirty (30) days from the date such invoice is received by AmeriStar.

The Maintenance Agreement is effective for the term of this license agreement, MIT will appoint a WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL Administrator responsible for WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL configuration. Russ Crandall will act as Liaison to MIT; The WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL Administrator and/or Liaison will be available to AmeriStar and/or AmeriStar's support organization to assist in diagnosing operator errors and perform general WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL maintenance. MIT will have available Technical Resource Staff responsible for hardware installation and maintenance, operating WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL and network installation, workstation configuration, and modem support according to the terms of the Maintenance agreement.

MIT will make a good faith effort to respond within twenty-four
(24) hours to the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL support needs of AmeriStar via phone, Internet, email or modem. MIT will attempt in good faith to correct all WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL errors, provided that AmeriStar and MIT can reproduce the error. Errors shall mean any substantial deviation in how the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL functions when compared to the Documentation.

This Maintenance agreement is a constituent part of this WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL License, and is otherwise subject to the terms and conditions hereof. This agreement will adjust annually as the development and the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL system matures. 60 days prior to the annual renewal date, AmeriStar and MIT will meet to determine the annual project needs at which time, a new annual budget will be established and agreed upon by both parties, at which time, this agreement may renew for an additional 12 months for a total of no less than 24 month (2 years).

AmeriStar is solely responsible and liable for delivering and maintaining proper records and MIT has no responsibility or liability in respect thereof. AmeriStar releases and discharges and shall indemnify and hold harmless MIT and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons other than AmeriStar for any matter arising out of or relating to AmeriStar's provision of wholesale Lending services and use of the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL.

The parties herin acknowledge their full and complete understanding and agreement of the terms and conditions contained herein and represent that they have the authority to execute this agreement making the terms and conditions binding as set forth.

Dated this ________ day of ______ 1999.

Mortgage Internet Technologies, Inc.  AmeriStar Network, Inc.
By:						  By:

Title: 					  Title:

EXHIBIT 10(d)

<SEQUENCE>
[DESCRIPTION]ACQUISITION AGREEMENT OF CVS TECHNOLOGIES, INC.

PLAN AND AGREEMENT OF REORGANIZATION

 	THIS PLAN AND AGREEMENT OF REORGANIZATION (hereinafter referred to as the "Agreement") is entered into as of this 12th day of April, 1999, by and between CVS TECHNOLOGIES, INC. (hereinafter referred to as "CVS" and the shareholders of CVS (hereinafter referred to individually and collectively as "Shareholder"), and AMERISTAR NETWORK, INC. (hereinafter referred to as "AMWK").

WITNESSETH

 	WHEREAS, CVS is a Delaware corporation with authorized capital stock of 1,500 shares, of which 1,500 shares were issued and outstanding as of March 31, 1999 (hereinafter "CVS Shares");

 	WHEREAS, AMWK is a Delaware corporation with authorized capital stock of 100,000,000 shares, 90,000,000 of which are common stock at a par value of $.001, and 10,000,000 of which are preferred stock at a par value of $.001, of which 5,085,855 shares were issued and outstanding as of March 31, 1999.

 	WHEREAS, AMWK desires to purchase from Shareholder all of the issued and outstanding shares of CVS owned by Shareholder in exchange solely for AMWK shares of common stock ("Stock"); and

 	WHEREAS, it is the intention of Shareholder to exchange the CVS Shares held by it for Stock of AMWK on the terms and conditions set forth herein; and

 	WHEREAS, it is the intention of AMWK, CVS and Shareholder that the transactions contemplated hereby constitute a tax-free "reorganization" as defined in the Internal Revenue Code of 1986, as amended and that all the terms and provisions of this Agreement be interpreted, construed and enforced to effectuate this intent.

 	NOW THEREFORE in consideration of the foregoing and the mutual covenants, promises, representations and warranties contained herein, the parties hereto agree as follows:

Article 1

EXCHANGE

 	1.1	Exchange of Stock of CVS.  At the Closing Date (as
defined in Article VII hereof), in accordance with the provisions of this Agreement and applicable lae, Shareholder shall transfer and AMWK shall acquire all of the CVS Shares owned by Shareholder.

 Article II

 CONSIDERATION
 	2.1	Exchange.	Shareholder and AMWK agree that all of the
CVS Shares owned by Shareholder shall be exchanged with AMWK for 5,500,000 shares of common stock. All such Stock shall be issued in certificates of such denominations, amounts and names as may be requested by Shareholder.

 	2.2	Investment Intent. Shareholder represents and warrants
that it is acquiring said shares for investment purposes only and not with a view toward resale or redistribution in violation of state and federal securities laws. Shareholder agrees to deliver to AMWK at the closing, a letter setting forth an agreement that said shares are being acquired for investment purposes only and will not be sold except in compliance with the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder.

 	2.3	Delivery.  At said closing, Shareholder shall deliver
certificates for the shares of CVS, duly endorsed in negotiable form, with signatures guaranteed, free and clear from all claims and encumbrances.

 Article III

 REPRESENTATIONS AND WARRANTIES OF AMWK

 	AMWK represents the warrants to Shareholder as follows:

 	3.1	Organization.  AMWK is a corporation duly
incorporated, validly existing and, at the closing, in good standing under the laws of the State of Delaware and has the corporation power and authority to own or lease its properties and to carry on business as now being conducted.

 	3.2	Capitalization.	Prior to the Closing Date, the
authorized capital stock of AMWK shall consist of 100,000,000 shares, 90,000,000 of which are common stock at a par value of $.001 and 10,000,000 of which are preferred stock at a par value of $.001, of which 5,085,855 are issued and outstanding, and not to exceed 9,120,000 shares are to be issued pursuant to other agreements. AMWK presently has agreed to sell and issue an option to David Warner. Except for this contingent obligation to sell and issue securities, there are no other outstanding options or warrants to acquire addition shares of AMWK.

 	3.3	Financial Statements.  AMWK has furnished to
Shareholder financial statements in the form to be disclosed of the Securities and Exchange Commission. All of said financial statements, (i) are in accordance with AMWK's books and records,
(ii) present fairly and financial position of AMWK as of such dates, and its results of operations and changes in financial position for the respective periods indicated, (iii) have been prepared in conformity width generally accepted accounting principles applied on a consistent basis, and (iv) consistent with prior business practice, contain adequate reserves for all known or contingent liabilities, loss and refunds with respect to services or products already rendered or sold.

 	3.4	Authorization.  AMWK has the power to enter into this
Agreement, and this Agreement, when duly executed and delivered, will constitute the valid and binding obligation of AMWK.

 	3.5	Effect of Agreement.  The execution and delivery by
AMWK of this Agreement and the consummation of the transactions herein contemplated, (i) will not conflict with, or result in a breach of the terms of, or constitute any default under or violation of, any law or regulation of any governmental authority, or the Articles of Incorporation or By-Laws of AMWK, or any material agreement or instrument to which AMWK is a party or by which it is bound or is subject; (ii) nor will it give to others any interest or rights, including rights of termination, acceleration or cancellation, in or with respect to any of the properties, assets, agreements, leases, or business of AMWK.

 	3.6	Finders.  AMWK is obligated to Norwood Enterprises,
Inc. for financial advise and as a finder's fees in connection with the transactions contemplated by this Agreement.

 	3.7	Litigation; Claims.  AMWK is not a party to, and there
are not any claims, actions, suits, investigations or proceedings pending or threatened against CVS or its business at law or in equity, or before or by any governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, which is determined adversely would have a material effect on the business or financial condition of AMWK or the ability of AMWK to carry on its business. The consummation of the transactions herein contemplated will not conflict with or result in the breach or violation of any judgment, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality domestic or foreign.

 	3.8	Compliance with Laws and Regulations. AMWK has
complied with, and is not in violation of any federal, state, local or foreign statute, law, rule or regulation with respect to the conduct of AMWK's businesses, which violation might have a material adverse effect on the business, financial condition or earnings of AMWK. All of the issued and outstanding shares of stock of AMWK is validly issue, fully paid and non-assessable. Said shares are qualified for trading on the OTC Bulletin Board System, sponsored by the NASD Regulation, Inc. Other than AMWK being required to comply with the disclosure rules applicable for continued trading on the OTC Bulletin Board, said shares conform to the disclosures contained in AMWK's Information and Disclosure Statement prepared pursuant to Rule 15c2-11(a)(5) promulgated under the Securities Exchange Act of 1934, as amended.

 	3.9	Contracts and Other Acquisitions.  Prior to the
closing, AMWK will furnish to CVS and Shareholder, and each of them, with a true and complete list and description of all material contracts and letters of intent by and between AMWK and others. Each of the agreements, contracts, commitments, plans and other instruments, documents and undertakings are valid and
enforceable in accordance with its terms.   Said agreements
include, but are not limited to, the agreements by and between AMWK and Access Business Capital/AmeriStar Mortgage, Inc and Mortgage Internet Technologies, Inc. Said agreements provided, in part, for the sale and issuance of additional shares and options, including but not limited to, additional fees for financial advice and as finder's fees in connection with the transactions contemplated therein. Notwithstanding anything contained herein to the contrary, including the shares of stock to be exchanged pursuant to this Agreement, AMWK is not obligated to issue in excess of 10,775,000 shares of its common stock and no shares of its preferred stock.

 	3.10	Nature of Representations.  No representation,
warranty or agreement made by AMWK in this Agreement or any of the Schedules or any other Exhibits hereto and no statement made in Schedules or any such Exhibit, list certificate or schedule or other instrument or disclosure furnished by them in connection with the transactions herein contemplated contains, or will contain, any untrue statement or a material fact necessary to make any statement, representation, warranty or agreement not misleading.

Article IV

REPRESENTATIONS AND WARRANTIES OF CVS AND Shareholder

CVS and Shareholder, and each of them, represent and warrant to AMWK as follows:

 	4.1	Organization.	CVS is a corporation duly incorporated,
validly existing and, at the closing, in good standing under the laws of the State of Delaware and has the corporation power and authority to own or lease its properties and to carry on business as now being conducted.

 	4.2	Capitalization.	The authorized capital stock of
CVS consists of one class of shares of stock, the total number of shares which CVS is authorized to issue is 1,500 shares, of which 1,500 shares are presently issued and outstanding and held by five (5) individuals. There are no outstanding options or warrants to acquire additional shares.

 	4.3	Authority	CVS and Shareholder have the full power and
authority to enter into this Agreement and to carry out its obligations hereunder. Other than approval by the Board of Directors and/or Shareholder, no proceedings on the part of Shareholder is necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement constitutes the legal, valid and binding obligation of CVS and Shareholder enforceable in accordance with its terms.

 	4.4	Financial Statements.	CVS has furnished to AMWK its
unaudited financial statements as of March 31, 1999. Said financial statements, (i) are in accordance with CVS's books and records, (ii) present fairly and financial position of CVS as of such dates, and its results of operations and changes in financial position for the respective periods indicated, (iii) have been prepared in conformity with generally accepted accounting principles applied on a consistent basis, and (iv) consistent with prior business practice, contain adequate reserves for all known or contingent liabilities, losses and refunds with respect to services or products already rendered or sold.

 	4.5	All Patent/License Rights.	To the best of its
knowledge, subject to filing a patent application, CVS owns or possesses the requisite licenses or other rights to use all licenses, patents, trademarks, services marks, service names and trade names presently used. There is no claim or action by any person, or proceeding pending, or threatened which challenges the exclusive rights of CVS with respect to said rights used, or contemplated to be used, in CVS's business. Nothing herein contained have or shall be deemed to constitute a representation or warranty that such licenses, patents, trademark, or trade names may not be utilized or challenged in the future, and that they will be upheld if challenged, or granted, if applied for.

 	4.6	Contracts/Other Rights.  Prior to the closing, CVS
will furnish AMWK with a true and complete list and description of all material contracts and licenses by and between CVS and Shareholder, between them and with others. Each of the agreements, contract, commitments, leases, plans and other instruments, documents and undertakings to be supplied is valid and enforceable in accordance with its terms. CVS is not in default of the performance, observance or fulfillment of any material obligations, covenant or condition contained therein;
and no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder; furthermore, except as may be disclosed in writing at the time of delivery, no such agreement, contract, commitment, lease, plan or other instrument, document or undertaking, in the reasonable opinion of CVS, contains any contractual requirement with which there is a likelihood CVS will be unable to comply.

 	4.7	Effect of Agreement. 	The execution and delivery by
CVS and Shareholder of this Agreement and the consummation of the transactions herein contemplated, (i) will not conflict with, or result in a breach of the terms of, or constitute a default under authority, or the Articles of Incorporation or By-
Laws or CVS, or a party or by which it is bound or is subject;
(ii) nor will it give to rise to any interests or rights, including rights of termination, acceleration or cancellation, in or with respect to any of the properties, assets, agreements, leases, or business of CVS.

 	4.8	Minutes Book.  The records of meetings and other
corporate actions of the Board of Directors of CVS which are contained in the Minute Books of CVS contain complete and accurate records of the matters reflected in such minutes.

 	4.09.	Litigation; Claims.	Neither Shareholder nor CVS
is a party to, and there are not any claims, actions, suites, investigations or proceedings pending or threatened against CVS or its business, at law or in equity, or before or by any governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, which if determined adversely would have a material effect on the business or financial condition or CVS or the ability of CVS to carry on its business. The consummation of the transactions herein contemplated will not conflict with or result in the breach or violation of any judgment, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign

 	4.10	Compliance with Laws and Regulations.	To the best of
their knowledge, CVS and Shareholder have complied with, and are not in violation of any federal, state, local or foreign statute, law, rule or regulation with respect to the conduct of CVS's businesses, which violation might have a material adverse effect on the business, financial condition or earnings of CVS.

 	4.11	Finders .	CVS and Shareholder, and each of them, is
not obligated, absolutely or contingently, to any person for financial advice, a finder's fee, brokerage commission, or other similar payment in connection with the transactions contemplated by this agreement.
 	4.12	Nature of Representations.	CVS and Shareholder have
taken reasonable care to ensure that all disclosures and facts are true and accurate and that there are no other material facts, the omission of which would make misleading any statement herein. Further, no representation, warranty or agreement made by CVS and Shareholder in this Agreement or any of the Schedules or any other Exhibits hereto and no statement made in the Schedules or any such Exhibit, list, certificate or schedule or other instrument of disclosure furnished by them in connection with the transactions herein contemplated contains, or will contain, any untrue statement or a material fact necessary to made any statement, representation, warranty or agreement not misleading.

 Article V

 ACCESS TO INFORMATION

 	5.1	AMWK's Access to Information. Shareholder and
Shareholder shall afford representatives of AMWK reasonable access to officers, personnel, and professional representative of CVS and such of the financial, contractual and corporate records of CVS as shall be reasonably necessary for AMWK's investigations and appraisal of CVS.

 	5.2	CVS and Shareholder's Assess to Information.	AMWK
shall afford representatives of CVS and Shareholders reasonable access to officers, personnel and professional representatives of AMWK and such of the financial, contractual and corporate records of AMWK as shall be reasonably necessary for CVS and Shareholder's investigation and appraisal of AMWK.

 	5.3	Effect of Investigations.  Any such investigation by
each of the parties shall not affect any of the representations and warranties hereunder and shall not be conducted in such manner as to interfere unreasonably with the operation of the business of CVS.

 Article VI

 CONDITIONS TO OBLIGATIONS OF AMWK

 	The obligations of AMWK under this Agreement are, at the option of AMWK, subject to the satisfaction, at and prior to the Closing Date, of the following conditions:

 	6.1	Fulfillment of Covenants.	All the terms ,
covenants and conditions of this Agreement to be complied with and performed by CVS at or before the Closing Date shall have been duly complied with and performed.

 	6.2	Accuracy of Representations and Warranties; Other
Documents. All of the representations and warranties made by all parties to this Agreement shall be true as of the Closing
Date.

 	6.3	No Litigation.	There shall be no action, proceeding,
investigation or pending or actual litigation the purpose of which is to enjoin the transactions contemplated by this Agreement or which would have the effect, if successful, of imposing a material liability upon CVS, or any of the officers or directors thereof, because of this consummation of the transaction contemplated by this Agreement.

 Article VII

 CONDITIONS TO OBLIGATIONS OF Shareholder

 	The obligations of Shareholder under this Agreement are, at the option of Shareholder, subject to the satisfaction, at and prior to the Closing Date, of the following conditions:

 	7.2	Accuracy of Representations and Warranties; Other
Documents. All of the representations and warranties made by all parties to this Agreement shall be true as of the Closing
Date.

 	7.3	No Litigation.  There shall be no action, proceeding,
investigation or pending or actual litigation the purpose of which is to enjoin or may be to enjoin the transactions contemplated by this Agreement or which would have the effect, if successful, of imposing a material liability upon CVS, or any of the officers or directors thereof, because of the consummation of the transactions contemplated by this Agreement.

 Article VIII

 CLOSING

 	8.1	Closing Date.	The consummation of the exchange shall
take place on April 16, 1999, or sooner, at the offices of AmeriStar Network, Inc., 321 North Mall Drive; Suite 0-102, St.
George, Utah 84790, or such other time or place as shall be mutually agreed upon by the parties to this Agreement.

 	8.2.	Actions to be Taken by Parties on the Closing Date.
On the Closing Date, each party shall deliver to the other all documents or agreements provided herein to be delivered on the Closing Date.

 	8.3	Directors.	On the Closing Date, AMWK shall cause
to be appointed to the Board of Directors such nominees of Shareholder so as to provide Shareholder with an equal number or directors as are then existing on the Board of Directors of AMWK.

 	8.4	Other.	Except for such reasonable actions that may
be required to complete the transactions described in 3.9 above, between the date hereof and the Closing Date, AMWK will take no actions, other than those reasonably required to consummate a closing, without the prior written consent of CVS.

 	8.5	Securities Act of 1934 Filings.	Between the date
hereof and the Closing Date, and thereafter, AMWK shall continue to diligently cause to be prepared and filed with the Securities and Exchange Commission a Form 10SB12G under the Securities Exchange Act of 1934, as amended. Further, as soon as practical after the execution of this Agreement, this Agreement, together with all documents referred to therein, shall be delivered to Kenneth G. Eade, 143 South Board of Directors Street, Oxnard, California 93030, AMWK's special securities counsel. It is a material inducement for all parties to have AMWK in full compliance under the Securities Exchange Act of 1934, as amended, prior to August, 1999.

Article IX

 INDEMNIFICATION AND ARBITRATION

 	9.1	Indemnification.  Each of the parties agree to
indemnify and hold harmless the other against any and all damages, claims, losses, expenses, obligations and liabilities (including reasonable attorney's fees) resulting from or related to any breach of, or failure by each of the parties to perform any of their representations, warranties, covenants, conditions or agreement s in this Agreement or in any schedule, certificate, exhibit or other documents furnished, or to be furnished under this Agreement.

 	9.2	Claims of Indemnification.	Any claim for
indemnification pursuant to this Agreement, unless otherwise received by means of direct negotiation among the parties upon reasonable oral notification by the party seeking indemnification to all other parties, shall be made by writing of the nature and amount of the claim to the other.

 Article X

 PAYMENT OF EXPENSES

 	10.1	Expenses.	All costs and expenses of the transaction
contemplated herein shall be borne by the respective parties hereto. All costs and expenses advanced by one party for the benefit of any other party shall not be subject to reimbursement if there is no closing.


 Article XI

 SURVIVAL OF REPRESENTATIONS AND WARRANTIES

 	11.1	Survival.	All statements contained in the Schedules,
any Exhibit or other instrument delivered by or on behalf of the CVS's or in connection with the transactions contemplated by this Agreement, shall be deemed to be representations made by or on behalf of the parties to this Agreement, all representations, warranties and agreements made by the parties to this Agreement or pursuant hereto shall survive.

 Article XII
 General

 	12.1	Partial Invalidity.	If any term or provision of this
Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby, and each such term and provisions of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

 	12.2	Waiver.  No waiver of any breach of any covenant or
provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof, or of any other covenant or provision herein contained. No extension of time for performance of any obligation or act shall be deemed and extension of time for performance of any other obligation or act.

 	12.3	Notices.	All notices or other communications required
or permitted hereunde shall be in writing, and shall be sent b7 registered or certified mail, postage prepaid, reutrn receipt requested, and shall be deemed received upon mailing thereof.

 To:	CVS Technologies, Inc.
 	21 Rippling Creek Drive
 	Sugar Land, Texas 77479

 To:	Shareholder
 	[To the address set forth on the signature line]

 To:	AmeriStar Network, inc.
 	321 North Mall Drive, Suite 0-102
 	St. George, Utah 84790

 	Notice of change of address shall be given by written notice in the manner detailed in this subparagraph 12.3.

 	12.4	Successors and Assigns.	This Agreement shall be
binding upon and shall inure to the benefit of the permitted successors and assigns of the parties hereto.

 	12.5	Professional Fees.	In the event of the bringing of
any action or suit by a party hereto against another party hereunder by reason of any breach of any of the covenants, agreements or provisions on the part of the other party arising out of this Agreement, then in that event the prevailing party shall be entitled to have and recover of and from the other party all costs and expenses of the action or suit, including actual attorney's fees, accounting fees, and other professional fees resulting therefrom.

 	12.6	Entire Agreement.	This Agreement is the final
expression of, and contains the entire agreement between, the parties with respect to the subject matter hereof and supersedes all prior understandings with respect thereto. This Agreement may not be modified, changed, supplemented or terminated, nor may any obligations hereunder be waived, except by written instrument signed by the party to be charged or by his agent duly authorized in writing or as otherwise expressly permitted herein. The parties do not intend to confer any benefit hereunder on any person, firm or corporation other than the parties hereto.

 	12.7	Time of Essence.	The parties hereby acknowledge and
agree that time is strictly of the essence with respect to each and every term, condition, obligation and provision hereof and that failure to timely perform any of the terms, conditions, obligations or provisions hereof by either party shall constitute a material breach of any non-curable (but waivable) default under this Agreement by the party so failing to perform.

 	12.8	Construction.	Headings at the beginning of each
paragraph and subparagraph are solely for the convenience of the parties and are not a part of the Agreement. Whenever required by the context of this Agreement, the singular shall include the plural and the masculine shall include the feminine. This Agreement shall not be construed as if it had been prepared by one of the parties, but rather as if both parties had prepared the same. Unless otherwise indicated, all references to paragraphs and subparagraphs are to this Agreement. In the event the date on which any party is required to take any action under the terms of this Agreement is not a business day, the action shall be taken on the next succeeding day.

 	12.9	Counterparts.	This Agreement may be executed in one
or more counter parts, each of which shall be an original and all of which taken together shall constitute one instrument.

 	12.10.	Governing Law.	The parties hereto expressly agree
that this Agreement shall be governed by, interpreted under, and construed and enforced in accordance with the laws of the State of Utah.

 	In witness whereof, THE PARTIES HERETO HAVE EXECUTED THIS
Agreement in Los Angeles, California.

DATED	April 13, 1999		AMERISTAR NETWORK, INC.

 					By:/s/O. Russell Crandall, Jr., President

DATED:	April 13, 1999	CVS TECHNOLOGIES, INC.

 					By:	/s/ Michael Avery, President


 					SHAREHOLDER

 						/s/ Scott J. Stratton
 						5161 San Felipe, Suite 320
 						Houston, Texas 77056

 						/s/ James R. Herbert
 						21 Rippling Creek Drive
 						Sugar Land, Texas 77479

 						/s/ Tracy Gnagy
 						21 Rippling Creek Drive
 						Sugar Land, Texas 77479

 						/s/ Leslie Catsman Avery
 						3 S 281 Park Boulevard
 						Glen Ellyn, Illinois 60137

 						/s/ Michael Avery
 						3 S 281 Park Boulevard
 						Glen Ellyn, Illinois 60137
 EXHIBIT 10(e)

 <SEQUENCE>
 [DESCRIPTION]ACQUISITION AGREEMENT OF AMERISTAR MORTGAGE, INC.
 PLAN AND AGREEMENT OF REORGANIZATION

 	THIS PLAN AND AGREEMENT OF REORGANIZATION (hereinafter referred to as the "Agreement") is entered into as of this 25th day of April, 1999, by and between AMERISTAR MORTGAGE, INC. (hereinafter referred to as "MTG" and DAVID M. TEW, the shareholder of MTG (hereinafter referred to as "Shareholder"), and AMERISTAR NETWORK, INC. (hereinafter referred to as "AMWK").

 WITNESSETH

 	WHEREAS, MTG is a Delaware corporation with authorized capital stock of 1,500 shares, of which 1,500 shares were issued and outstanding as of March 31, 1999 (hereinafter "MTG Shares");

 	WHEREAS, AMWK is a Delaware corporation with authorized capital stock of 100,000,000 shares, 90,000,000 of which are common stock at a par value of $.001, and 10,000,000 of which are preferred stock at a par value of $.001, of which 5,085,855 shares were issued and outstanding as of March 31, 1999.

 	WHEREAS, AMWK desires to purchase from Shareholder all of the issued and outstanding shares of MTG owned by Shareholder in exchange solely for AMWK shares of common stock ("Stock"); and

 	WHEREAS, it is the intention of Shareholder to exchange the MTG Shares held by it for Stock of AMWK on the terms and conditions set forth herein; and

 	WHEREAS, it is the intention of AMWK, MTG and Shareholder that the transactions contemplated hereby constitute a tax-free "reorganization" as defined in the Internal Revenue Code of 1986, as amended and that all the terms and provisions of this Agreement be interpreted, construed and enforced to effectuate this intent.

 	NOW THEREFORE in consideration of the foregoing and the mutual covenants, promises, representations and warranties contained herein, the parties hereto agree as follows:

 Article 1

 EXCHANGE

 	1.1	Exchange of Stock of MTG.  At the Closing Date (as
defined in Article VII hereof), in accordance with the provisions of this Agreement and applicable lae, Shareholder shall transfer and AMWK shall acquire all of the MTG Shares owned by Shareholder.

 Article II

 CONSIDERATION
 	2.1	Exchange.	Shareholder and AMWK agree that all of the
MTG Shares owned by Shareholder shall be exchanged with AMWK for 5,500,000 shares of common stock. All such Stock shall be issued in certificates of such denominations, amounts and names as may be requested by Shareholder.

 	2.2	Investment Intent. Shareholder represents and warrants
that it is acquiring said shares for investment purposes only and not with a view toward resale or redistribution in violation of state and federal securities laws. Shareholder agrees to
deliver to AMWK at the closing, a letter setting forth an
agreement that said shares are being acquired for investment purposes only and will not be sold except in compliance with the Securities Act of 1933, as amended, and the Rules and
Regulations promulgated thereunder.
 	2.3	Delivery.  At said closing, Shareholder shall deliver
certificates for the shares of MTG, duly endorsed in negotiable form, with signatures guaranteed, free and clear from all claims
	and encumbrances.

 Article III

 REPRESENTATIONS AND WARRANTIES OF AMWK

 	AMWK represents the warrants to Shareholder as follows:

 	3.1	Organization.  AMWK is a corporation duly
incorporated, validly existing and, at the closing, in good standing under the laws of the State of Delaware and has the corporation power and authority to own or lease its properties and to carry on business as now being conducted.

 	3.2	Capitalization.	Prior to the Closing Date, the
authorized capital stock of AMWK shall consist of 100,000,000 shares, 90,000,000 of which are common stock at a par value of $.001 and 10,000,000 of which are preferred stock at a par value of $.001, of which not to exceed 15,000,000 are issued and outstanding, and not to exceed 9,120,000 shares are to be issued pursuant to other agreements. AMWK presently has agreed to sell and issue an option to David Warner to acquire not to exceed 1,380,000 shares of stock in connection with the acquisition of Mortgage Internet Technologies, Inc. from David Warner. Except for this contingent obligation to sell and issue securities, there are no other outstanding options or warrants to acquire addition shares of AMWK.

 	3.3	Financial Statements.  AMWK has furnished to
Shareholder financial statements in the form to be disclosed of the Securities and Exchange Commission. All of said financial statements, (i) are in accordance with AMWK's books and records,
(ii) present fairly and financial position of AMWK as of such dates, and its results of operations and changes in financial position for the respective periods indicated, (iii) have been prepared in conformity width generally accepted accounting principles applied on a consistent basis, and (iv) consistent with prior business practice, contain adequate reserves for all known or contingent liabilities, loss and refunds with respect to services or products already rendered or sold.

 	3.4	Authorization.  AMWK has the power to enter into this
Agreement, and this Agreement, when duly executed and delivered, will constitute the valid and binding obligation of AMWK.

 	3.5	Effect of Agreement.  The execution and delivery by
AMWK of this Agreement and the consummation of the transactions herein contemplated, (i) will not conflict with, or result in a breach of the terms of, or constitute any default under or violation of, any law or regulation of any governmental authority, or the Articles of Incorporation or By-Laws of AMWK, or any material agreement or instrument to which AMWK is a party or by which it is bound or is subject; (ii) nor will it give to others any interest or rights, including rights of termination, acceleration or cancellation, in or with respect to any of the properties, assets, agreements, leases, or business of AMWK.

 	3.6	Finders.  AMWK is obligated to Norwood Enterprises,
Inc. for financial advise and as a finder's fees in connection with the transactions contemplated by this Agreement.

 	3.7	Litigation; Claims.  AMWK is not a party to, and there
are not any claims, actions, suits, investigations or proceedings pending or threatened against MTG or its business at law or in equity, or before or by any governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, which is determined adversely would have a material effect on the business or financial condition of AMWK or the ability of AMWK to carry on its business. The consummation of the transactions herein contemplated will not conflict with or result in the breach or violation of any judgment, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality domestic or foreign.

 	3.8	Compliance with Laws and Regulations. AMWK has
complied with, and is not in violation of any federal, state, local or foreign statute, law, rule or regulation with respect to the conduct of AMWK's businesses, which violation might have a material adverse effect on the business, financial condition or earnings of AMWK. All of the issued and outstanding shares of stock of AMWK is validly issue, fully paid and non-assessable. Said shares are qualified for trading on the OTC Bulletin Board System, sponsored by the NASD Regulation, Inc. Other than AMWK being required to comply with the disclosure rules applicable for continued trading on the OTC Bulletin Board, said shares conform to the disclosures contained in AMWK's Information and Disclosure Statement prepared pursuant to Rule 15c2-11(a)(5) promulgated under the Securities Exchange Act of 1934, as amended.

 	3.9	Contracts and Other Acquisitions.  Prior to the
closing, AMWK will furnish to MTG and Shareholder, and each of them, with a true and complete list and description of all material contracts and letters of intent by and between AMWK and others. Each of the agreements, contracts, commitments, plans and other instruments, documents and undertakings are valid and
enforceable in accordance with its terms.   Said agreements
include, but are not limited to, the agreements by and between AMWK and Access Business Capital/AmeriStar Mortgage, Inc and Mortgage Internet Technologies, Inc. Said agreements provided, in part, for the sale and issuance of additional shares and options, including but not limited to, additional fees for financial advice and as finder's fees in connection with the transactions contemplated therein. Notwithstanding nything contained herein to the contrary, including the shares of stock to be exchanged pursuant to this Agreement, AMWK is ot obligated to issue in excess of 10,775,000 shares of its common stock and no shares of its preferred stock.

 	3.10	Nature of Representations.  No representation,
warranty or agreement made by AMWK in this Agreement or any of the Schedules or any other Exhibits hereto and no statement made in Schedules or any such Exhibit, list certificate or schedule or other instrument or disclosure furnished by them in connection with the transactions herein contemplated contains, or will contain, any untrue statement or a material fact necessary to make any statement, representation, warranty or agreement not misleading.

 Article IV

 REPRESENTATIONS AND WARRANTIES OF MTG AND Shareholder

MTG and Shareholder, and each of them, represent and warrant to AMWK as follows:

 	4.1	Organization.	MTG is a corporation duly incorporated,
validly existing and, at the closing, in good standing under the laws of the State of Delaware and has the corporation power and authority to own or lease its properties and to carry on business as now being conducted.

 	4.2	Capitalization.	The authorized capital stock of
MTG consists of one class of shares of stock, the total number of shares which MTG is authorized to issue is 1,500 shares, of which 1,500 shares are presently issued and outstanding and held by five (5) individuals. There are no outstanding options or warrants to acquire additional shares.

 	4.3	Authority	MTG and Shareholder have the full power and
authority to enter into this Agreement and to carry out its obligations hereunder. Other than approval by the Board of Directors and/or Shareholder, no proceedings on the part of Shareholder is necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement constitutes the legal, valid and binding obligation of MTG and Shareholder enforceable in accordance with its terms.

 	4.4	Financial Statements.	MTG has furnished to AMWK its
unaudited financial statements as of March 31, 1999. Said financial statements, (i) are in accordance with MTG's books and records, (ii) present fairly and financial position of MTG as of such dates, and its results of operations and changes in financial position for the respective periods indicated, (iii) have been prepared in conformity with generally accepted accounting principles applied on a consistent basis, and (iv) consistent with prior business practice, contain adequate reserves for all known or contingent liabilities, losses and refunds with respect to services or products already rendered or sold.

 	4.5	All Patent/License Rights.	To the best of its
knowledge, subject to filing a patent application, MTG owns or possesses the requisite licenses or other rights to use all licenses, patents, trademarks, services marks, service names and trade names presently used. There is no claim or action by any person, or proceeding pending, or threatened which challenges the exclusive rights of MTG with respect to said rights used, or contemplated to be used, in MTGs business. Nothing herein contained have or shall be deemed to constitute a representation or warranty that such licenses, patents, trademark, or trade names may not be utilized or challenged in the future, and that they will be upheld if challenged, ro granted, if applied for.

 	4.6	Contracts/Other Rights.  Prior to the closing, MTG
will furnish AMWK with a true and complete list and description of all material contracts and licenses by and between MTG and Shareholder, between them and with others. Each of the agreements, contract, commitments, leases, plans and other instruments, documents and undertakings to be supplied is valid and enforceable in accordance with its terms. MTG is not in default of the performance, observance or fulfillment of any material obligations, covenant or condition contained therein;
and no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder; furthermore, except as may be disclosed in writing at the time of delivery, no such agreement, contract, commitment, lease, plan or other instrument, document or undertaking, in the reasonable opinion of MTG, contains any contractual requirement with which there is a likelihood MTG will be unable to comply.

 	4.7	Effect of Agreement. 	The execution and delivery by
MTG and Shareholder of this Agreement and the consummation of the transactions herein contemplated, (i) will not conflict with, or result in a breach of the terms of, or constitute a default under authority, or the Articles of Incorporation or By-
Laws or MTG, or a party or by which it is bound or is subject;
(ii) nor will it give to rise to any interests or rights, including rights of termination, acceleration or cancellation, in or with respect to any of the properties, assets, agreements, leases, or business of MTG.

 	4.8	Minutes Book.  The records of meetings and other
corporate actions of the Board of Directors of MTG which are contained in the Minute Books of MTG contain complete and accurate records of the matters reflected in such minutes.

 	4.09.	Litigation; Claims.	Neither Shareholder nor MTG
is a party to, and there are not any claims, actions, suites, investigations or proceedings pending or threatened against MTG or its business, at law or in equity, or before or by any governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, which if determined adversely would have a material effect on the business or financial condition or MTG or the ability of MTG to carry on its business. The consummation of the transactions herein contemplated will not conflict with or result in the breach or violation of any judgment, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign

 	4.10	Compliance with Laws and Regulations. To the best of
their knowledge, MTG and Shareholder have complied with, and are not in violation of any federal, state, local or foreign statute, law, rule or regulation with respect to the conduct of MTG's businesses, which violation might have a material adverse effect on the business, financial condition or earnings of MTG.

 	4.11	Finders .	MTG and Shareholder, and each of them, is
not obligated, absolutely or contingently, to any person for financial advice, a finder's fee, brokerage commission, or other similar payment in connection with the transactions contemplated by this agreement.
 	4.12	Nature of Representations.	MTG and Shareholder have
taken reasonable care to ensure that all disclosures and facts are true and accurate and that there are no other material facts, the omission of which would make misleading any statement herein. Further, no representation, warranty or agreement made by MTG and Shareholder in this Agreement or any of the Schedules or any other Exhibits hereto and no statement made in the Schedules or any such Exhibit, list, certificate or schedule or other instrument of disclosure furnished by them in connection with the transactions herein contemplated contains, or will contain, any untrue statement or a material fact necessary to made any statement, representation, warranty or agreement not misleading.

 Article V

 ACCESS TO INFORMATION

 	5.1	AMWK's Access to Information. Shareholder and
Shareholder shall afford representatives of AMWK reasonable access to officers, personnel, and professional representative of MTG and such of the financial, contractual and corporate records of MTG as shall be reasonably necessary for AMWK's investigations and appraisal of MTG.

 	5.2	MTG and Shareholder's Assess to Information.	AMWK
shall afford representatives of MTG and Shareholders reasonable access to officers, personnel and professional representatives of AMWK and such of the financial, contractual and corporate records of AMWK as shall be reasonably necessary for MTG and Shareholder's investigation and appraisal of AMWK.

 	5.3	Effect of Investigations.  Any such investigation by
each of the parties shall not affect any of the representations and warranties hereunder and shall not be conducted in such manner as to interfere unreasonably with the operation of the business of MTG.

 Article VI

 CONDITIONS TO OBLIGATIONS OF AMWK
 	The obligations of AMWK under this Agreement are, at the option of AMWK, subject to the satisfaction, at and prior to the Closing Date, of the following conditions:

 	6.1	Fulfillment of Covenants.	All the terms ,
covenants and conditions of this Agreement to be complied with and performed by MTG at or before the Closing Date shall have been duly complied with and performed.
 	6.2	Accuracy of Representations and Warranties; Other
Documents.  All of the representations and warranties made by all parties to this Agreement shall be true as of the Closing
Date.
 	6.3	No Litigation.	There shall be no action, proceeding,
investigation or pending or actual litigation the purpose of which is to enjoin the transactions contemplated by this Agreement or which would have the effect, if successful, of imposing a material liability upon MTG, or any of the officers or directors thereof, because of this consummation of the transaction contemplated by this Agreement.

 Article VII

 CONDITIONS TO OBLIGATIONS OF Shareholder

The obligations of Shareholder under this Agreement are, at the option of Shareholder, subject to the satisfaction, at and prior to the Closing Date, of the following conditions:

 	7.2	Accuracy of Representations and Warranties; Other
Documents. All of the representations and warranties made by all parties to this Agreement shall be true as of the Closing
Date.

 	7.3	No Litigation.  There shall be no action, proceeding,
investigation or pending or actual litigation the purpose of which is to enjoin or may be to enjoin the transactions contemplated by this Agreement or which would have the effect, if successful, of imposing a material liability upon MTG, or any of the officers or directors thereof, because of the consummation of the transactions contemplated by this Agreement.

 Article VIII

 CLOSING

 	8.1	Closing Date. The consummation of the exchange shall
take place on April 16, 1999, or sooner, at the offices of AmeriStar Network, Inc., 321 North Mall Drive; Suite 0-102, St.
George, Utah 84790, or such other time or place as shall be mutually agreed upon by the parties to this Agreement.

 	8.2.	Actions to be Taken by Parties on the Closing Date.
On the Closing Date, each party shall deliver to the other all documents or agreements provided herein to be delivered on the Closing Date.

 	8.3	Directors.	On the Closing Date, AMWK shall cause
to be appointed to the Board of Directors such nominees of Shareholder so as to provide Shareholder with an equal number or directors as are then existing on the Board of Directors of AMWK.

 	8.4	Other. Except for such reasonable actions that may
be required to complete the transactions described in 3.9 above, between the date hereof and the Closing Date, AMWK will take no actions, other than those reasonably required to consummate a closing, without the prior written consent of MTG.
 	8.5	Securities Act of 1934 Filings.	Between the date
hereof and the Closing Date, and thereafter, AMWK shall continue to diligently cause to be prepared and filed with the Securities and Exchange Commission a Form 10SB12G under the Securities Exchange Act of 1934, as amended. Further, as soon as practical after the execution of this Agreement, this Agreement, together with all documents referred to therein, shall be delivered to Kenneth G. Eade, 143 South Board of Directors Street, Oxnard, California 93030, AMWK's special securities counsel. It is a material inducement for all parties to have AMWK in full compliance under the Securities Exchange Act of 1934, as amended, prior to August, 1999.

 Article IX

INDEMNIFICATION AND ARBITRATION

 	9.1	Indemnification.  Each of the parties agree to
indemnify and hold harmless the other against any and all damages, claims, losses, expenses, obligations and liabilities (including reasonable attorney's fees) resulting from or related to any breach of, or failure by each of the parties to perform any of their representations, warranties, covenants, conditions or agreement s in this Agreement or in any schedule, certificate, exhibit or other documents furnished, or to be furnished under this Agreement.

 	9.2	Claims of Indemnification.	Any claim for
indemnification pursuant to this Agreement, unless otherwise received by means of direct negotiation among the parties upon reasonable oral notification by the party seeking indemnification to all other parties, shall be made by writing of the nature and amount of the claim to the other.

 Article X

 PAYMENT OF EXPENSES

 	10.1	Expenses.	All costs and expenses of the transaction
contemplated herein shall be borne by the respective parties hereto. All costs and expenses advanced by one party for the benefit of any other party shall not be subject to reimbursement if there is no closing.

 Article XI

 SURVIVAL OF REPRESENTATIONS AND WARRANTIES

 	11.1	Survival.	All statements contained in the Schedules,
any Exhibit or other instrument delivered by or on behalf of the MTG's or in connection with the transactions contemplated by this Agreement, shall be deemed to be representations made by or on behalf of the parties to this Agreement, all representations, warranties and agreements made by the parties to this Agreement or pursuant hereto shall survive.

 Article XII

 General

 	12.1	Partial Invalidity.	If any term or provision of this
Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby, and each such term and provisions of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

 	12.2	Waiver.  No waiver of any breach of any covenant or
provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof, or of any other covenant or provision herein contained. No extension of time for performance of any obligation or act shall be deemed and extension of time for performance of any other obligation or act.

 	12.3	Notices.	All notices or other communications required
or permitted hereunder shall be in writing, and shall be sent by registered or certified mail, postage prepaid, return receipt requested, and shall be deemed received upon mailing thereof.

 To:	AMERISTAR MORTGAGE, INC.
 	6198 Goldfinch Drive
 	Fayetteville, North Carolina 28306

 To:	Shareholder
 	[To the address set forth on the signature line]

 To:	AmeriStar Network, Inc.
 	321 North Mall Drive, Suite 0-102
 	St. George, Utah 84790

 	Notice of change of address shall be given by written notice in the manner detailed in this subparagraph 12.3.

 	12.4	Successors and Assigns.	This Agreement shall be
binding upon and shall inure to the benefit of the permitted successors and assigns of the parties hereto.

 	12.5	Professional Fees.	In the event of the bringing of
any action or suit by a party hereto against another party hereunder by reason of any breach of any of the covenants, agreements or provisions on the part of the other party arising out of this Agreement, then in that event the prevailing party shall be entitled to have and recover of and from the other party all costs and expenses of the action or suit, including actual attorney's fees, accounting fees, and other professional fees resulting therefrom.

 	12.6	Entire Agreement.	This Agreement is the final
expression of, and contains the entire agreement between, the parties with respect to the subject matter hereof and supersedes all prior understandings with respect thereto. This Agreement may not be modified, changed, supplemented or terminated, nor may any obligations hereunder be waived, except by written instrument signed by the party to be charged or by his agent duly authorized in writing or as otherwise expressly permitted herein. The parties do not intend to confer any benefit hereunder on any person, firm or corporation other than the parties hereto.

 	12.7	Time of Essence.	The parties hereby acknowledge and
agree that time is strictly of the essence with respect to each and every term, condition, obligation and provision hereof and that failure to timely perform any of the terms, conditions, obligations or provisions hereof by either party shall constitute a material breach of any non-curable (but waivable) default under this Agreement by the party so failing to perform.

 	12.8	Construction.	Headings at the beginning of each
paragraph and subparagraph are solely for the convenience of the parties and are not a part of the Agreement. Whenever required by the context of this Agreement, the singular shall include the plural and the masculine shall include the feminine. This Agreement shall not be construed as if it had been prepared by one of the parties, but rather as if both parties had prepared the same. Unless otherwise indicated, all references to paragraphs and subparagraphs are to this Agreement. In the event the date on which any party is required to take any action under the terms of this Agreement is not a business day, the action shall be taken on the next succeeding day.

 	12.9	Counterparts.	This Agreement may be executed in one
or more counter parts, each of which shall be an original and all of which taken together shall constitute one instrument.

 	12.10.	Governing Law.	The parties hereto expressly agree
that this Agreement shall be governed by, interpreted under, and construed and enforced in accordance with the laws of the State of Utah.

 	In witness whereof, THE PARTIES HERETO HAVE EXECUTED THIS
Agreement in Los Angeles, California.

 DATED	April 25, 1999	AMERISTAR NETWORK, INC.

 					By: /s/ O. Russell Crandall, Jr., President

 DATED:	April 25, 1999	AMERISTAR MORTGAGE, INC.

 					By: /s/David Tew, President

 					SHAREHOLDER

 					By: /s/ David Tew

 EXHIBIT 10(g)
 <SEQUENCE>
 [DESCRIPTION]LETTER OF INTENT GOVERNMENT MICRO RESOURCES, INC.
 Letter of Intent to Purchase an Interest in and provide Investment Funds to
 GOVERNMENT MICRO RESOURCES, INC. (GMR)

 This offer is made this 5th day of may, 1999, by CVS
Technologies, Inc. ("CVS"), a Delaware Corporation, or AmeriStar
Network, Inc. (AMWK), a Delaware Corporation, to Government Micro
Resources, Inc. (GMR), a California Corporation.

WHEREAS CVS/AMWK is desirous of acquiring an interest in GMR on the following terms and conditions, namely;

1.	CVS/AMWK will acquire a forty nine percent (49%) interest
in GMR for an amount of AMWK common stock and a sum of cash to be determined in a definitive agreement. A deposit of $500,000 shall be paid upon execution of this letter of intent.

GMR receives the necessary capital for expansion and operations, and will maintain an ongoing interest in AMWK. Such interest provides an ongoing synergistic relationship with vertical integration of Goods and Services between all associated companies under the CVS/AMWK umbrella.

CVS/AMWK will provide ongoing financial guidance, direction and assistance to the Company for a term of seven (7) years. Any material changes to the Company's mode of operation must have an eighty percent (80%) voting majority agreement of all parties.

CVS/AMWK will provide ongoing financial guidance, direction and assistance to GMR for a term of seven (7) years. Any material changes to the Company's mode of operation must have an eighty percent (805) voting majority agreement of all parties, or as otherwise agreed to by both parties.

2.	CVS/AMWK will provide satisfactory evidence and ability to
fund such acquisition purchase within thirty (30) days of acceptance of this offer, or as may otherwise be agreed to by both parties.

3.	CVS/AMWK requires up to 45 days or less from the date of
signing to complete it's due diligence and satisfy itself as to the status and condition of GMR and complete a final Investment Agreement unless otherwise agreed to by both parties. GMR will provide three (3) years Financial Statements and Tax Returns, to assist CVS/AMWK with their efforts of due diligence within the 45 day period. Closing will occur 10 business days after completion of due diligence.


4.	CVS/AMWK agrees to treat the receipt and examination of all
foregoing information on a completely confidential and proprietary basis and further agrees not to circumvent, avoid, bypass or obviate the interests of GMR.

5.	CVS/AMWK further agrees not to reveal or discuss any
proprietary information of GMR, with any third party, without the written permission of GMR.

6.	CVS/AMWK shall receive from GMR, an invitation to place one
(1) member of CVS/AMWK, on its Board of Directors.

 	WHEREAS, GMR, hereby agrees to provide the following to CVS/AMWK, namely;

1.	GMR to provide, upon request, all existing business
contacts, bids, partnership agreements and contracts, including history of such relationships.

2.	GMR to furnish all past operating financial statements,
list of liabilities, books, records minutes of the meetings, Corporate Documents, Letters of Registration and list of all assets or other information that may be required by CVS/AMWK or assigns.

If any provision contained in this agreement is for any reason held to be invalid or unenforceable, such provision shall be fully severable. In lieu of such invalid or unenforceable provision there shall be added a provision as similar in terms as may be valid and enforceable. This addition must be approved in writing by all parties or third party arbitration. Such arbitration shall be deemed final.

Nothing contained in this Agreement shall be construed as obligating either Party to this Agreement to purchase or to sell any product or service from the other.

This agreement shall be binding on and inure to the benefit of the parties for the stated 60 day period and may be altered in content, during, such time by mutual agreement and a more formal contract.

This Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

Both CVS/AMWK and GMR agree that facsimile transmitted signatures will represent a binding contractual agreement between the parties the same as original signatures.

IN WITNESS WHEREOF, the Parties hereto agree that the effective
date of this Agreement shall be the                day of  1999.

 CVS TECHNOLOGIES, INC.		GOVERNMENT MICRO RESOURCES INC.


 J.R. Herbert, Vice President		AMERISTAR NETWORK, INC.

 						Russell Crandall Jr., President
Letter of Intent

THIS LETTER OF INTENT is entered into as of this 9th day of October 1998, by and between Ameristar Network, Inc. (Ameristar") and Mortgage Internet Technologies, Inc. ("MIT") for the purpose of defining the primary terms of a proposed purchase agreement of MIT with reference to the following facts:

A.	The principal officers of Ameristar and MIT have had , and
are continue to have, certain discussions and negotiations in connection with the acquisition by Ameristar of all the outstanding stock of MIT, to be followed by a merger of the two companies.

B.	Ameristar has initiated a public offering of its stock to
raise the funds necessary to purchase the stock of MIT and to provide working capital to the combined entity.

C.	The purchase price to be paid by Ameristar for all of the
outstanding stock of MIT is to be determined as follows:

i)	An initial casey advance of $60,000.00 (the "Initial
Advance") shall be paid by Ameristar, to be paid within 45 days as follows; $30,000.00 upon execution of the "proposed purchase agreement" to be executed within 14 days of the submission by MIT of current financial statements and an updated business plan, including ga three month operating budget showing the useof the proceeds of the Initial Advance.

The terms of the remaining balance of $30,000.00 whill be identified and agreed upon in the proposed purchase agreement.

ii)	The balance of the cash portion of the purchase price shall
be $400,000.00 reduced by any part of the Initial Advance which is used to pay debts of MIT outstanding as of the date of this agreement. MIT agrees that all its outstanding debts, other than current accounts payable and current payroll, shall be paid upon completion of the acquisition out of the cash paid to the MIT shareholders.

iii)	The non-cash portion of the purchase price shall be 600,000
shares of AmeriStar common stock. The case and non-case consideration specified in ii) and iii) above shall be collectively referred to as the "Purchase Price".

D.	AmeriStar and MIT have previously entered into a Soft
Licensing Purchase Agreement dated June 6, 1998, and, an addendum to that agreement dated July 23, 1998, which parties which to terminate upon the closing of the MIT
Acquisition/Merger at which time the $10,000.00 deposit referenced in the above agreement and addendum will be credited to the purchase price of MIT.

E.	MIT agrees that upon receipt of the first part ($30,000) of
the Initial Advance that it will not pursue acquisition or merger discussions with any other party as defined in the proposed purchase agreement.

F.	In the event that AmeriStar is not able to complete its
public offering and thereby raise the funds necessary to pay the balance of the cash portion of the purchase price, the proposed purchase agreement shall terminate, and the initial cash advance shall convert into the ownership of up to 7% of the then outstanding shares based pro rate upon the Initial Payment amount to MIT. The prior licensing agreement when then still remain in place, subject to its original terms and conditions.

NOW THEREFORE, in views of the foregoing, the parties hereto agree to enter into a purchase and merger agreement and such other agreements as may be necessary, in order to reflect the foregoing understandings and agreements of the parties:

THIS LETTER IS NOT A CONTRACTUALLY BINDING DOCUMENTS NOR SHALL ANY LEGALLY BINDING RELATIONSHIP P ARISE HEREFROM UNTIL ALL THE AGREEMENTS AND DOCUMENTS CONTEMPLATED IN THIS LETTER HAVE BEEN FULLY PREPARED AND DULY EXECUTED BY ALL PARTIES DESIGNATED THEREIN.

Mortgage Internet Technologies, Inc.	AmeriStar Network, Inc.

 /s/ David R. Werner, President 10/9/98	/s/O. Russell Crandall, Jr. President.

 EXHIBIT 10(g)
 <SEQUENCE>
 [DESCRIPTION]